Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS

ANNUAL REPORT 2011 ANNUAL REPORT 2011

Corporate Profile

As one of North America’s largest full-service waste management companies, Progressive Waste Solutions provides non-hazardous solid waste collection, transfer, recycling and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and in six Canadian provinces. Our U.S. south and northeast segments, collectively our U.S. business, operate in various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri, Illinois, New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. Our Canadian segment provides services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec, as well as disposal services in the province of Saskatchewan. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

A Letter from the Chairman of the Board

Fellow Shareholders,

2011 was an important year in the evolution of Progressive Waste Solutions. Value was created for shareholders and the company positioned itself for future growth. Among the more notable accomplishments were the preparation for executive succession and enhancements in corporate governance policies.

The company completed the integration of the Waste Services assets, acquired in 2010, and purchased 14 additional companies to tuck into existing operations. It reached milestone revenues of $1.8 billion and adjusted EBITDA(A) of $534.5 million, while returning more than $140 million to shareholders through share repurchases and cash dividends.

Executive Succession

As part of our long-term executive succession plan for Progressive Waste Solutions, we announced in July 2011 that Joseph Quarin would take on the role of Vice Chairman and Chief Executive Officer in January 2012. Joe Quarin has been with the company since its founding in increasing levels of operational and management responsibility. Joe served as President and Chief Operating Officer of the company from March 2010, Executive Vice President and Canadian Chief Operating Officer from September 2005 through March 2010, Chief Financial Officer from February 2002 through September 2005, and Vice President, Finance from July 2000 through February 2002. Joe has an MBA and is a Chartered Accountant. In 2004, he was recognized as a Top 40 Under 40 in Canada.

Joe’s qualifications and deep experience with Progressive Waste Solutions uniquely position him to lead our company into the future. Your board believes that Joe is the right man for the job and we look forward to working with him on behalf of shareholders.

As CEO, Joe succeeds Keith Carrigan, the founder of the company and its CEO for the past 11 years. Keith grew the business from modest beginnings in Canada into one of the largest waste services providers in North America. We appreciate his commitment to building and growing a strong company that is well-positioned for the future. On behalf of the Board of Directors, I would like to thank Keith for his exceptional efforts.

The company also named William (“Bill”) Hulligan as President and Chief Operating Officer, effective January 1, 2012. Bill Hulligan joined the Company in July 2010, as part of the acquisition of Waste Services and has been leading the company’s U.S. operations, focusing on the execution of its strategic and corporate development initiatives. Formerly, he was the Executive Vice President, U.S. Operations for Waste Services, serving as a key member of the executive management group. Bill has over 40 years of experience in the waste industry, starting with his family’s business in Cleveland, Ohio.

Your Board is confident that the management team has the requisite talent and energy to achieve new milestones and deliver sustainable value in the years ahead.

Governance Enhancements

Since Progressive Waste Solutions’ initial public offering in 2002, our Governance Committee has monitored best governance practices and made recommendations from time to time as it determines appropriate. As a result, we recently adopted a number of governance enhancements.

For full details regarding the specific governance enhancements that have been adopted by the Board, please see Governance Practices in the Notice of Meeting and Management Information Circular.

Through the practice of good governance in 2012, we seek to be fully aligned with the interests of our shareholders and support the continued advance of Progressive Waste Solutions under Joe Quarin’s leadership.

Finally, to our investors and customers, we thank you for your continued support.  To the more than 7,000 employees of Progressive Waste Solutions, please know that you have our deepest thanks for your continued efforts.  As we embark on our 10th year as a public company, I am confident that we have the right strategies and the right people to achieve further excellence in our industry and create value for our shareholders.

Yours sincerely,

James J. Forese

Chairman

James Forese

Chairman of the Board

A Letter from the Vice Chairman and Chief Executive Officer

Fellow Shareholders

I am honored to be writing to you as the new Vice Chairman and CEO of Progressive Waste Solutions. As I transitioned into this role, I sought and received a lot of feedback about our company from our people, from customers, and from our shareholders.

What I heard gives me confidence that we have great opportunity to build on our broad customer base, our integrated network of assets and our strong community relationships. We are generating strong free cash flow(B) which gives us a lot of flexibility as we look to continue our growth and deploy capital accretively.

In 2012, our focus will be on execution and investing today for our future, with the multi-year goal of improving our return on invested capital. We are making significant progress already. I will caution, however, that some of the headwinds we saw in 2011, such as weaker commodity pricing and flat economic conditions in some of our markets, are still with us.

2011 Financial Performance

Despite the challenges in 2011, we reached our revenue forecast of $1.8 billion, representing an increase of 28.7%. This growth includes the full year impact of acquisitions we completed in 2010, most notably Waste Services, Inc. and Fred Weber, as well as contributions during 2011 from 14 tuck-in acquisitions.

Adjusted EBITDA(A) was up 28.6% to $534.5 million. I will note that we saw pricing for the paper fibers we process and sell decline in the last two months of 2011.

Adjusted net income(A) was $135.0 million, or $1.12 per diluted share, compared with $102.4 million or $0.95 per diluted share last year. On a reported basis, net income was ($2.48) per diluted share in the quarter and ($1.63) per diluted share for the year. The most significant adjustment to adjusted net income(A) in the year was a non-cash goodwill impairment charge of $360.6 million related to our U.S. northeast operations.

In 2011, we generated $262.5 million in free cash flow(B), an increase of 35.1% compared to last year, resulting in a free cash flow(B) margin of 14.3%.

We also returned more than $140 million to our shareholders in the form of share repurchases and cash dividends. And, in 2012, we are pleased to have been able to increase our regular quarterly dividend by 12%, to 56 cents a year, demonstrating our confidence in our ability to continue generating strong earnings and free cash flow(B). This increase represents a quarterly dividend of 14 cents a share that began with shareholders of record as of March 31, 2012.

An Integrated Portfolio of Assets

In setting our priorities for 2012, I undertook a thorough review of what is working in our operations and what we need to improve. Looking across our portfolio of assets, I see many areas where we are doing very well, but I also see areas for improvement.

On the positive side, our Canadian segment continues to deliver strong results. In 2011, our Canadian segment revenue reached a record $758 million, representing 41% of our total reported revenues, with adjusted EBITDA(A) margins of 37%. This segment had organic growth of 5.0% in 2011 and we achieved this despite softer economic conditions in certain markets.

Our U.S. South region is also in solid condition, with pockets of strength in states such as Texas and Louisiana offsetting less resilient markets in states such as Florida. In 2011, revenues in the U.S. South segment grew 44% to $723 million, and represent more than 39% of total reported revenues. Adjusted EBITDA(A) margins increased 90 basis points to 29.2%

Acquisitions were a large component of this segment’s growth. It was our first full year with the WSI-acquired Florida assets and Fred Weber, and we completed an additional 8 tuck-in acquisitions in this segment as well. We also had higher pricing and volumes across most of our service lines year-over-year.

Throughout 2011, collection operations in parts of our U.S. Northeast region felt the brunt of the weak economy. We are holding the line on commercial and industrial volume. However, pricing remains extremely sensitive. Until we start to see a sustained recovery in municipal solid waste and industrial volumes in these markets, we are going to focus on retaining our existing base of customers so that we will be well-positioned when the economy and market dynamics begin to shift. And we will continue to focus on costs to minimize the impact of downward pricing pressure on our margins.

Our integrated operations in the U.S. Northeast contribute approximately 20% to total revenues and 17% to adjusted EBITDA(A), and do generate attractive free cash flow(B) for us. So this is a region we still want to invest in. We are looking to fill in our footprint with more collection and transfer assets that will give us better control over volume flow between our three landfills in the region: Seneca Meadows in the state of New York and Blue Ridge Landfill and Bethlehem Landfill in the state of Pennsylvania.

There is no question that we have some work to do in parts of the U.S. Northeast segment, but we believe in the opportunities available to us there.

This is a top priority for the executive team this year and I will keep you up to date on our progress.

As we move forward, I am committed to transparency and consistency in my communications with you. We will be clear about our strategy, from our operational objectives to our capital allocation.

Capital Allocation

In 2012, we are investing in several areas of our business to position us for attractive growth in 2013 and beyond.

We have a higher budget for growth capital this year, primarily due to recent municipal contract awards that we expect will start later this year.

In Jefferson Parish, Louisiana, where we have been providing curb-side collection service to the residents since 2009, we have been selected to provide them with recycling services, with service currently scheduled to begin this June. We have also been selected to operate the Jefferson Parish landfill, which requires some investment in 2012 for a contract that will begin in early 2013.

In Surrey, British Columbia, we will provide residential curb-side waste, organics and recycling collection, with service scheduled to begin in November 2012. We’re looking forward to rolling out a fleet of compressed natural gas (CNG) trucks to service this contract. In fact, it will be the single largest CNG vehicle deployment in all of Canada to date.

Even with the higher growth capital budget to support new contracts, we will have a significant level of free cash flow(B) to allocate.

As we think about our uses of cash, we start by asking ourselves the following: What is the best use of our capital given the options available to us? How can we deliver the highest total shareholder return over many years?

As we think about our uses of cash, we start by asking ourselves the following: “What is the best use of our capital given the options available to us? How can we deliver the highest total shareholder return over many years?”

FREE CASH FLOW(B)

$US (millions)

We look first at our corporate development opportunities.

We have grown significantly since our founding through acquisitions and the organic growth that has resulted from our broader and denser asset base. Our acquisition program will remain active.

The solid waste services industry is still consolidating. We are positioned to be a disciplined buyer of both strategic tuck-ins and platform companies that can deliver returns in excess of our targets.

We continue to have a solid pipeline of targets in and contiguous to our existing markets. We have a disciplined and rigorous process for evaluating these targets. Once we determine the strategic fit of a company, we look at the sustainability of free cash flow(B) and the quality of the revenue stream and business mix. After that, the assets must meet our stringent return thresholds. We want to achieve an IRR of between 12% and14%.

Based on our active pipeline, we believe that we can complete several acquisitions this year, which would contribute revenue and EBITDA from the date of closing, with a full year contribution in 2013. However, if we cannot obtain the right assets at the right price, we have other options to deploy cash accretively. We are not looking to grow simply for the sake of growth. I believe that we can earn a return equal to or greater than acquisitions through reinvestments in compelling areas of our own business that will drive accretive organic growth.

Just as we have a pipeline of acquisitions, we have a pipeline of internal infrastructure investments that will drive future organic growth. And we apply the same discipline in our review of internal investments as we employ in our acquisition program. At the end of the day, we are looking to generate higher free cash flow(B) and returns on invested capital. Whichever corporate development path we choose – whether we buy or build – there are very good returns to be achieved.

I am very pleased that we have a highly attractive group of internal investments to work on this year. In fact, the returns on these investments will be better than any we are seeing in our acquisition pipeline and they will start generating returns quickly. These internal investment opportunities are more strategic and discretionary than normal course growth capital. This is incremental spending that will drive incremental free cash flow(B).

Our pipeline of internal infrastructure investments spans 12 to24 months and the timing will be dependent on several factors such as permitting and equipment lead time. The spending will be back-end loaded, so the revenue and EBITDA contribution from these investments will start in 2013. We expect an aggregate return on these projects at the high end of our corporate development targets.

The most significant component of the spending in 2012 relates to the construction of a natural gas plant at one of our larger landfill sites. We expect it will be operational in the second half of 2013.

Other investments involve the development or upgrading of several transfer stations and material recovery facilities to accommodate higher permitted volumes. These investments also help position us for the changing dynamics of our industry, where increasingly, customers are demanding more recycling and diversion solutions. They see value in the waste stream they are producing and so do we.

The next component of our plan for capital is returns to shareholders.

We have an ongoing share repurchase program that we can flex up or down depending on the investment opportunities available in our acquisition and our internal investment pipeline.

In December 2011, we increased the authorization for our share repurchase program by $300 million through 2014. We plan to be active with our program throughout this year.

Finally, cash dividends will remain a critical component of delivering a total return to shareholders, including the 12% increase we announced in February 2012.

The rationale for this increase is two-fold. First, we have held our dividend static for the past four years, although our adjusted EBITDA(A) has increased 84% over that period. Second, our total dividend payments are decreasing due to our active share repurchase program. Our dividend policy will be reviewed annually and will reflect our current level of earnings as well as our visibility into future earnings.

We are taking a multi-pronged approach to generating a sustainable and growing total return to shareholders. While I am cautious given some of the headwinds we have in 2012, I am confident in our ability to continue creating shareholder value into the future.

We are investing in exciting projects this year that will start to meaningfully contribute to revenue and EBITDA in 2013 and that will build a strong foundation for future growth. This year marks our tenth anniversary as a publicly traded company and we are proud of our accomplishments. We will continue to keep you updated on our progress as the year unfolds.

Joseph Quarin

Vice Chairman and Chief Executive Officer

In closing, I would like to thank our employees for an outstanding job in 2011. I am confident that we have the right team as we focus on investing in our future and driving growth forward. Finally, a sincere thank you to our customers and shareholders for your support and confidence. I believe we are taking the right steps to continue to earn it in 2012.

Yours Sincerely,

Joseph Quarin

Vice Chairman and Chief Executive Officer

(A) (B) For definitions of Adjusted EBITDA and Free cash flow, please refer to page 68.

Progressive Waste Solutions Ltd.  (formerly IESI-BFC Ltd.)

MD&A for the year ended December 31, 2011

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” variations of such words and other similar words. Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions. These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A.

The list of factors is illustrative and by no means exhaustive.  All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is fragmented. Significant consolidation and integration in both Canada and the United States (“U.S.”) has occurred and we believe that consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to landfill closures brought about by regulatory changes, stringent environmental regulation and enforcement, and higher compliance and capital costs.

Corporate Overview

As North America’s third largest full-service waste management company, based on revenues, we provide non-hazardous solid waste (“waste”) collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and in six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, operate under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia.

Our Canadian business operates under the Progressive Waste Solutions, BFI Canada and WSI brand names. We believe we are one of Canada’s two largest waste management companies providing vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  Our Canadian business also provides disposal services in the province of Saskatchewan.

WSI Acquisition

On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with Waste Services, Inc. (“WSI”) which we closed on July 2, 2010. We executed the transaction pursuant to our strategy of growth through acquisition which diversified our business across our U.S. and Canadian markets, customer segments and service lines. WSI’s Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. south segment.  WSI’s operating results have been included with our own since the date of acquisition. We have, however, presented gross revenues by service type, price, volume and acquisition on a comparable basis as if WSI’s operating results were combined with ours in the previously comparable year.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the year ended December 31, 2011 and has been prepared with all available information up to and including March 2, 2012. All amounts are reported in U.S. dollars, unless otherwise stated, and have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). This discussion should be read in conjunction with our consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the year ended December 31, 2010 and consolidated financial statements for the years ended December 31, 2010 and December 31, 2009, respectively, both of which are filed on www.sec.gov and www.sedar.com.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial information with our peers. Reporting our financial results in U.S. dollars also reduces foreign currency fluctuations in our reported amounts because our collection of assets and operations are larger in the U.S. than they are in Canada. However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting. Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss. Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in our foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2011			2010
	Consolidated	Consolidated		Consolidated	Consolidated
	Balance	Statement of Operations and		Balance	Statement of Operations and
	Sheet	Comprehensive Income or Loss		Sheet	Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$1.0290	$1.0142	$1.0142	$0.9846	$0.9607	$0.9607
June 30	$1.0370	$1.0334	$1.0237	$0.9429	$0.9731	$0.9669
September 30	$0.9626	$1.0202	$1.0225	$0.9711	$0.9624	$0.9654
December 31	$0.9833	$0.9774	$1.0109	$1.0054	$0.9873	$0.9708

FX Impact on Consolidated Annual Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the year ended December 31, 2011.

	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2011	2011
		(organic,
		acquisition	(holding FX
		and other	constant
		non-	with the
		operating	comparative
	(as reported)	changes)	year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$1,429,765	$380,285	$1,810,050	$30,046	$1,840,096
Operating expenses	839,973	237,615	1,077,588	16,479	1,094,067
Selling, general and administration	192,865	22,139	215,004	3,596	218,600
Restructuring expenses	5,180	(3,618)	1,562	47	1,609
Goodwill impairment	—	360,557	360,557	—	360,557
Amortization	207,666	45,335	253,001	4,065	257,066
Net gain on sale of capital assets	(414)	(2,972)	(3,386)	(26)	(3,412)
Operating income (loss)	184,495	(278,771)	(94,276)	5,885	(88,391)
Interest on long-term debt	48,786	12,521	61,307	779	62,086
Net foreign exchange loss (gain)	47	(120)	(73)	—	(73)
Net gain on financial instruments	(5,493)	514	(4,979)	(5)	(4,984)
Other expense	3,210	(2,372)	838	34	872
Income (loss) before net income tax expense and net loss from equity accounted investee	137,945	(289,314)	(151,369)	5,077	(146,292)
Net income tax expense	55,658	(7,345)	48,313	1,435	49,748
Net loss from equity accounted investee	118	(26)	92	4	96
Net income (loss)	$82,169	$(281,943)	$(199,774)	$3,638	$(196,136)

Adjusted EBITDA(A)(*)	$415,803	$108,620	$524,423	$10,113	$534,536
Adjusted operating income(A)(*)	$208,551	$66,258	$274,809	$6,073	$280,882
Adjusted net income(A)(*)	$102,435	$28,836	$131,271	$3,732	$135,003
Free cash flow(B)(**)	$194,301	$63,021	$257,322	$5,142	$262,464

Note:

(*)Prior year amounts have been adjusted to conform to the current year’s presentation.

(**)Please refer to the free cash flow section for further details.

Review of Operations - For the year ended December 31, 2011

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We conduct our business in the U.S. and Canada. Accordingly, a portion of our operating results are denominated in Canadian dollars.  Please refer to the Foreign Currency Exchange Rate section for details regarding the FX impact on our comparative operating results.

Revenues

	Year ended December 31
	2011	2010	Change

Total	$1,840,096	$1,429,765	$410,331

Canada	$757,594	$584,141	$173,453
U.S. south	$723,315	$502,308	$221,007
U.S. northeast	$359,187	$343,316	$15,871

Gross revenue by service type

(prepared on a comparable basis)

The following table compares gross revenues by service offering prepared on a comparable basis. Accordingly, gross revenues derived from assets that were divested of in accordance with the Canadian Competition Bureau consent agreement have been excluded from the results of the prior year. In addition, WSI’s results for the period January 1, 2010 through June 30, 2010 have been included in gross revenues presented for the year ended December 31, 2010.  Gross revenues include intercompany revenues and therefore differ from revenues presented on the consolidated statement of operations.

	Year ended December 31, 2011				Year ended December 31, 2010
		Canada -		U.S. -		Canada -		U.S. -
	Canada -	percentage		percentage	Canada -	percentage		percentage
	stated in	of		of	stated in	of		of
	thousands	gross		gross	thousands	gross		gross
	of C$	revenue	U.S.	revenue	of C$(*)	revenue	U.S.(*)	revenue

Commercial	$297,121	34.8	$334,090	27.0	$278,763	34.5	$297,753	27.1
Industrial	141,329	16.6	184,857	15.0	140,313	17.4	157,470	14.3
Residential	135,722	15.9	255,256	20.7	133,586	16.6	228,111	20.7
Transfer and disposal	224,073	26.3	381,972	30.9	204,934	25.4	350,367	31.9
Recycling and other	54,359	6.4	78,771	6.4	48,865	6.1	65,919	6.0
Gross revenues	$852,604	100.0	$1,234,946	100.0	$806,461	100.0	$1,099,620	100.0

Total collection	$628,531	73.7	$852,974	69.1	$601,527	74.6	$749,253	68.1
Transfer and disposal	224,073	26.3	381,972	30.9	204,934	25.4	350,367	31.9
Gross revenues	$852,604	100.0	$1,234,946	100.0	$806,461	100.0	$1,099,620	100.0

Note:

(*)Prior year amounts have been adjusted for divestitures and have been adjusted to conform to the current year’s presentation.

Gross revenue by service type

(prepared on a reportable basis)

The following table presents gross revenues by service offering prepared on a reportable basis.  Accordingly, gross revenues derived from assets that were divested of are included in the prior year results until the date of divestiture. In addition, WSI’s results for the period January 1, 2010 to June 30, 2010 have not been included in gross revenues presented for the year ended December 31, 2010.

	Year ended December 31, 2011				Year ended December 31, 2010
		Canada -		U.S. -		Canada -		U.S. -
	Canada -	percentage		percentage	Canada -	percentage		percentage
	stated in	of		of	stated in	of		of
	thousands	gross		gross	thousands	gross		gross
	of C$	revenue	U.S.	revenue	of C$	revenue	U.S.	revenue

Commercial	$297,121	34.8	$334,090	27.0	$242,425	35.3	$249,038	25.7
Industrial	141,329	16.6	184,857	15.0	115,724	16.8	132,987	13.7
Residential	135,722	15.9	255,256	20.7	103,578	15.0	208,129	21.5
Transfer and disposal	224,073	26.3	381,972	30.9	187,939	27.3	326,109	33.7
Recycling and other	54,359	6.4	78,771	6.4	38,647	5.6	51,897	5.4
Gross revenues	$852,604	100.0	$1,234,946	100.0	$688,313	100.0	$968,160	100.0
Total collection	$628,531	73.7	$852,974	69.1	$500,374	72.7	$642,051	66.3
Transfer and disposal	224,073	26.3	381,972	30.9	187,939	27.3	326,109	33.7
Gross revenues	$852,604	100.0	$1,234,946	100.0	$688,313	100.0	$968,160	100.0

Gross revenue growth or decline components — expressed in percentages and excluding FX

(prepared on a comparable basis — 2011 only)

The table below has been prepared on a comparable basis.  However, component percentages presented for the year ended December 31, 2010 have not been prepared on a comparable basis and accordingly only include WSI’s results from July 2, 2010.

	Year ended		Year ended
	December 31, 2011		December 31, 2010
	Canada	U.S.	Canada(*)	U.S.(*)

Price
Price	2.7	1.2	3.7	3.7
Fuel surcharges	1.1	1.1	0.7	0.4
Total price growth	3.8	2.3	4.4	4.1

Volume	1.2	0.2	4.3	1.1
Total gross organic revenue growth	5.0	2.5	8.7	5.2

Acquisitions	0.7	9.8	3.8	5.6
Total gross revenue growth	5.7	12.3	12.5	10.8

Note:

(*)Prior year amounts have been adjusted to conform to the current year’s presentation.

Year ended

On a comparable basis, gross revenues in Canada grew approximately C$45,900. Growth was due in large part to pricing strength we enjoyed across all service lines. With the exception of our industrial service line, all service lines in Canada posted comparative revenue growth from volume improvements.  The decline in industrial volumes is principally a reflection of softer economic conditions in certain markets.  Acquisitions and rising diesel fuel prices, which contributed to the increase in comparable fuel surcharges recorded to revenues, also contributed to gross revenue growth year over year.

On a comparable basis, U.S. south segment gross revenues increased approximately $120,300.  Acquisitions were a large component of this segment’s gross revenue growth, contributing approximately $90,800 to the increase.  We also realized stronger pricing across all service lines and with the exception of a residential contract loss, we also enjoyed comparative volume growth in all service lines as well. Higher diesel fuel prices passed through to our customers in the form of fuel surcharges also contributed to gross revenue growth.

Gross revenues increased approximately $15,000 in our U.S. northeast segment and approximately $17,600 is attributable to acquisitions. Year over year, total overall pricing and volumes declined in this segment. Higher landfill and recycling pricing and volumes increased on a comparative basis.  Economic softness in this segment, heightened competition and the closure of a recycling collection facility for the better part of the current year, are the primary reasons for this segment’s softer performance across all other service lines. Higher fuel surcharges contributed to the growth in gross revenues year over year, but the pass through of fuel surcharges has been insufficient to cover the rise in diesel fuel costs.

Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Year ended December 31
	2011	2010	Change

Total	$1,094,067	$839,973	$254,094

Canada	$415,497	$317,210	$98,287
U.S. south	$439,700	$306,903	$132,797
U.S. northeast	$238,870	$215,860	$23,010

Year ended

We attribute approximately $213,000 of the year over year increase to our acquisition of WSI.  The WSI acquisition naturally resulted in higher disposal, labour, vehicle operating and insurance costs. “Tuck-in” acquisitions, FX, higher fuel costs and organic growth also contributed to the increase in operating costs on a comparative basis.  Higher commodity rebates resulting from higher comparative commodity pricing, which were most pronounced in our U.S. northeast and Canadian businesses, also contributed to the increase year-to-year.

As a percentage of reported revenues, operating expenses in Canada were 54.8% for the year, compared to 54.3% last year. The mix of revenues we acquired on our acquisition of WSI, together with higher fuel costs and ‘tuck-in” acquisitions are the primary reasons for the increase in comparative costs. Operating efficiency gains and synergies realized in the current year partially offset these increases. Removing fuel surcharges from reported revenues for both the current and comparative year, and a like amount from operating expenses, improves our current year operating margin by 50 basis points.

As a percentage of reported revenues, operating expenses in our U.S. south segment were 60.8% for the year, compared to 61.1% last year. The margin improvement is due to the mix of revenues we acquired on our acquisition of WSI coupled with other “tuck-in” acquisitions. Higher fuel prices partially offset the margin improvement from acquisitions. As outlined above in the Canadian segment discussion, removing the impact of fuel surcharges from reported revenues, and a like amount from operating expenses, for both the current and comparative years, improves our current year operating margin by 60 basis points.

On a comparative basis, the U.S. northeast region experienced an increase in its cost of operations relative to reported revenues. The increase in operating costs is due to higher transportation costs to transport waste to our Seneca Meadows landfill and to third party sites, which is due in large part to the rising cost of fuel, coupled with an increase in leachate treatment costs. The increase in disposal costs is also due to “tuck-in” acquisitions which introduced more collection operations in this segment. Vehicle operating costs have also increased as a result of both increasing fuel prices and the mix of service offering due to “tuck-in” acquisitions. Removing the impact of fuel surcharges from revenues and operating expenses for both the current and prior year periods results in a 20 basis point decline in comparative operating margins.

Selling, general and administration (“SG&A”)

	Year ended December 31
	2011	2010	Change

Total	$218,600	$192,865	$25,735

Canada	$61,689	$49,955	$11,734
U.S. south	$72,186	$53,141	$19,045
U.S. northeast	$30,775	$30,012	$763
Corporate	$53,950	$59,757	$(5,807)

Year ended

On a year over year basis, higher SG&A expense is due to the acquisition of WSI, “tuck-in” acquisitions, FX, organic growth and a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement, partially offset by recoveries recognized on fair value movements in stock options and lower transaction and related costs. Excluding the impact of lower transaction and related costs, fair value movements in stock options, restricted share expense and costs incurred for the non-renewal of an executive agreement, adjusted SG&A increased approximately $37,500 year over year. This increase is the result of FX, approximately $3,500, coupled with higher salary, facility, office, and professional fees, which combined accounts for approximately $32,200 of the increase.

As a percentage of reported revenues, adjusted SG&A expense is 11.5% versus 12.3% last year. This change represents an 80 basis improvement over the prior year. We attribute the bulk of the improvement to our rationalization of personnel and operating locations since our acquisition of WSI.

Corporate SG&A includes certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales and other administrative costs. Corporate SG&A also includes transaction and related costs, fair value changes to stock options, restricted share expenses and costs incurred for the non-renewal of an executive agreement. On a comparative basis, transaction and related costs declined. In the prior year, acquisition and related costs were incurred principally for our acquisition of WSI. Since we did not complete an acquisition of this size in the current year, acquisition and related costs declined accordingly. In addition, fair value movements in stock options due to a combination of movements in the Company’s share price coupled with a decline in the Company’s share price volatility also contributed to the year over year decline.  Share price volatility is an input variable used in the determination of fair value applying the Black-Scholes-Merton option pricing model.  These declines were partially offset by a non-recurring one-time payment made to the Company’s former Vice Chairman and Chief Executive Officer, coupled with higher professional fees and higher corporate salary, facility and office costs, which are due in large part to our acquisition of WSI.

Restructuring expenses

	Year ended December 31
	2011	2010	Change

Total	$1,609	$5,180	$(3,571)

Canada	$—	$—	$—
U.S. south	$—	$—	$—
U.S. northeast	$—	$—	$—
Corporate	$1,609	$5,180	$(3,571)

Year ended

Restructuring expenses represent costs incurred to integrate WSI into our pre-existing business. For 2011 and 2010, restructuring expenses represent costs to integrate various operating locations, exiting certain lease agreements and also includes employee severance costs. Restructuring expenses have been classified as a corporate expense.

Goodwill impairment

	Year ended December 31
	2011	2010	Change

Total	$360,557	$—	$360,557

Canada	$—	$—	$—
U.S. south	$—	$—	$—
U.S. northeast	$360,557	$—	$360,557
Corporate	$—	$—	$—

Year ended

As a result of continuing economic weakness in our U.S. northeast segment coupled with a competitive environment for constrained volumes, our step one test for goodwill impairment concluded that the carrying amount of the U.S. northeast reporting unit was in excess of its fair value.  Accordingly, we conducted step two of the goodwill impairment test which compares the implied fair value of the reporting units’ goodwill with the carrying amount of that goodwill.  The resulting impairment loss amounted to approximately $360,600.

Amortization

	Year ended December 31
	2011	2010	Change

Total	$257,066	$207,666	$49,400

Canada	$100,516	$79,325	$21,191
U.S. south	$99,126	$67,555	$31,571
U.S. northeast	$54,041	$58,799	$(4,758)
Corporate	$3,383	$1,987	$1,396

Year ended

The increase in amortization expense is due in part to FX, approximately $4,100.  Intangible, capital and landfill amortization expenses are all higher on a comparative basis.  As with most financial statement line items, year over year increases include higher amortization brought about by our acquisition of WSI. “Tuck-in” acquisitions, most notably in our U.S. south business, also contributed to the rise in amortization expense. In the current year, we recognized a significantly larger cash flow revision in estimate recovery versus the prior year and the most significant amounts were recognized in our U.S. northeast segment. In the current year, we revised our gas collection plan at our Seneca Meadows landfill, which resulted in gas collection costs being reclassified from our expected closure cost estimates to landfill construction costs for this site.  The refinement in our gas collection plan accounts for approximately $2,500 of the decline in landfill asset amortization expense resulting from the revision in cash flow estimate. In the current year, we also assumed an expansion at our Bethlehem landfill site. The assumed expansion contributed approximately $1,800 to the decline in amortization expense year over year.

Net gain on sale of capital assets

	Year ended December 31
	2011	2010	Change

Total	$(3,412)	$(414)	$(2,998)

Canada	$(640)	$(406)	$(234)
U.S.	$(2,772)	$(8)	$(2,764)
Corporate	$—	$—	$—

Year ended

In the year, we disposed of certain redundant capital in Canada and the U.S. south, which is the primary reason for the comparative increase in gains recognized on disposals of capital assets. In addition, as a matter of normal course, we retire and dispose of certain assets and these normal course disposals were not significant individually or in aggregate in either year.

Interest on long-term debt

	Year ended December 31
	2011	2010	Change

Total	$62,086	$48,786	$13,300

Year ended

Interest expense in Canada totaled approximately $19,700 compared to approximately $14,800 a year ago.  FX contributed approximately $800 of additional expense on a comparative basis.

Our U.S. business incurred interest charges of approximately $42,400 compared to approximately $34,000 last year.

In the third quarter, we completed pricing amendments to our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) and our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”).  These pricing amendments brought our borrowing costs down to levels that we previously enjoyed prior to closing the WSI acquisition in July 2010.

While the pricing amendments helped contain interest expense in the current year, interest expense rose year-to-year.  The increase is due in large part to long-term debt drawings we made on our assumption or repayment of WSI’s outstanding debt on the closing of that acquisition.  We estimate that these additional borrowings contributed approximately $8,000 to the comparative increase in interest expense.

Borrowing in our Canadian business increased approximately C$24,000 year over year.  Unlike our U.S. business whose borrowings increased, in large part, because of acquisitions completed in the year, the increase in Canadian borrowings is attributable to funding all current year dividends and also funding approximately $55,800 of the total common shares repurchased this year. Our U.S. business also funded our repurchase of 1,000 common shares which were purchased from the underwriters in our secondary offering completed earlier this year at a total cost of approximately $23,500. The increases in long-term debt obligations attributable to the foregoing events, is the primary reason for the balance of the increase in interest expense on a comparative basis.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding amendments to our Canadian and U.S. facilities.

Net foreign exchange (gain) loss

	Year ended December 31
	2011	2010	Change

Total	$(73)	$47	$(120)

Year ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency. Gains and losses are not attributable to one significant transaction or series of transactions.

Net gain on financial instruments

	Year ended December 31
	2011	2010	Change

Total	$(4,984)	$(5,493)	$509

Year ended

Gains on financial instruments are due in large part to fair value changes in certain interest rate swaps resulting from year-to-year movements in interest rates.  Changes in the fair value of funded landfill post-closure costs, fuel hedges and foreign currency exchange hedges account for the balance of the change. We have not designated certain interest rate swaps, fuel hedges and foreign currency exchange agreements as hedges for accounting purposes.  Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments in our consolidated statement of operations and comprehensive income or loss.

Other expense

	Year ended December 31
	2011	2010	Change

Total	$872	$3,210	$(2,338)

Year ended

Other expenses include bonuses to retain certain WSI executives and also include amounts to retain certain management that we incurred in connection with certain acquisitions completed in prior years.

Net income tax expense

	Year ended December 31
	2011	2010	Change

Total	$49,748	$55,658	$(5,910)

Year ended

Net income tax expense in Canada increased as a result of “tuck-in” acquisitions and organic growth, but more importantly to our acquisition of WSI.  For the year ended December 31, 2011, net income tax expense in Canada was approximately $36,200, representing a comparative increase of approximately $10,600. FX contributed approximately $1,400 to the increase. Current income tax expense in Canada increased by approximately $10,800 year over year.  Deferred income tax recoveries exceeded prior year recoveries by a slight margin and this difference accounts for the balance of the year over year change.

The decrease in net income tax expense in our U.S. business is due to lower deferred income tax expense, which decreased approximately $16,800.  The decline in deferred income tax expense is largely attributable to a deferred tax recovery we recognized in conjunction with the goodwill impairment charge we recorded in the current year.  Excluding the impact of impaired goodwill, income subject to tax was higher on account of “tuck-in” acquisitions, organic growth in our U.S. south segment, and from our acquisition of WSI. These increases caused us to utilize more of our losses available for carryforward and increased deferred income tax expense on a comparative basis. Current taxes in the U.S. were also up year-to-year. The increase is due to higher Texas franchise taxes which are principally attributable to acquisitions.

Income taxes recovered at the combined basic rate totaled approximately $55,400.  The difference between income taxes recovered at the combined basic rate and income tax expense presented on our consolidated statement of operations, is due principally to the tax impact attributable to impaired goodwill, approximately $99,100.  Withholding taxes on dividends paid between Canada and the U.S, state taxes and tax on non-deductible expenses, approximately $2,100, $2,500 and $1,300, respectively, represents the balance of the difference.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Year ended December 31
	2011	2010	Change

Total	$96	$118	$(22)

Year ended

Net loss from equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed using the consolidation method.

Review of Operations - For the three months ended December 31, 2011

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Three months ended December 31, 2011
	Canada	US south	US northeast	Corporate	Total

Revenues	$185,590	$185,426	$86,196	$—	$457,212
Operating expenses	101,656	112,929	58,698	—	273,283
SG&A	15,350	18,624	7,272	16,932	58,178
Restructuring expenses	—	—	—	411	411
Goodwill impairment	—	—	360,557	—	360,557
Amortization	25,145	24,033	8,333	861	58,372
Net gain on sale of capital assets					(541)
Operating (loss) income	43,439	29,840	(348,664)	(18,204)	(293,048)
Interest on long-term debt					13,723
Net foreign exchange loss					10
Net gain on financial instruments					(1,101)
Other expenses					45
Loss before net income tax recovery and net loss from equity accounted investee					(305,725)
Net income tax recovery					(9,575)
Net loss from equity accounted investee					38
Net loss					$(296,188)

	Three months ended December 31, 2010
	Canada	U.S. south	U.S. northeast	Corporate	Total

Revenues	$181,584	$158,760	$89,535	$—	$429,879
Operating expenses	102,677	96,609	55,975	—	255,261
SG&A	16,509	17,433	7,499	14,745	56,186
Restructuring expenses	—	—	—	1,388	1,388
Amortization	25,666	21,819	15,705	(927)	62,263
Net gain on sale of capital assets					(33)
Operating income (loss)	36,732	22,899	10,356	(15,206)	54,814
Interest on long-term debt					14,822
Net foreign exchange loss					33
Net gain on financial instruments					(2,245)
Other expenses					2,566
Income before net income tax expense and net loss from equity accounted investee					39,638
Net income tax expense					17,953
Net loss from equity accounted investee					2
Net income					$21,683

FX Impact on Consolidated Quarterly Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended December 31, 2011.

	Three months ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2011	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(organic,
		acquisition	(holding FX
		and other	constant
		non-	with the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$429,879	$29,263	$459,142	$(1,930)	$457,212
Operating expenses	255,261	19,087	274,348	(1,065)	273,283
Selling, general and administration	56,186	1,965	58,151	27	58,178
Restructuring expenses	1,388	(957)	431	(20)	411
Goodwill impairment	—	360,557	360,557	—	360,557
Amortization	62,263	(3,662)	58,601	(229)	58,372
Net gain on sale of capital assets	(33)	(516)	(549)	8	(541)
Operating income (loss)	54,814	(347,211)	(292,397)	(651)	(293,048)
Interest on long-term debt	14,822	(1,023)	13,799	(76)	13,723
Net foreign exchange loss	33	(22)	11	(1)	10
Net gain on financial instruments	(2,245)	1,133	(1,112)	11	(1,101)
Other expense	2,566	(2,509)	57	(12)	45
Income (loss) before net income tax expense (recovery) and net loss from equity accounted investee	39,638	(344,790)	(305,152)	(573)	(305,725)
Net income tax expense (recovery)	17,953	(27,400)	(9,447)	(128)	(9,575)
Net loss from equity accounted investee	2	35	37	1	38
Net income (loss)	$21,683	$(317,425)	$(295,742)	$(446)	$(296,188)

Adjusted EBITDA(A)(*)	$123,566	$10,879	$134,445	$(584)	$133,861
Adjusted operating income(A)(*)	$61,336	$15,057	$76,393	$(363)	$76,030
Adjusted net income(A)(*)	$27,245	$10,991	$38,236	$(241)	$37,995
Free cash flow(B)(**)	$42,353	$16,979	$59,332	$(51)	$59,281

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

(**)Please refer to the free cash flow section for further details.

Revenues

Gross revenue by service type

(prepared on a comparable basis)

The following table compares gross revenues by service offering prepared on a comparable basis. Accordingly, gross revenues derived from assets that were divested of in accordance with the Canadian Competition Bureau consent agreement have been excluded from the comparative results.  Gross revenues include intercompany revenues and therefore differ from revenues presented on the consolidated statement of operations.

	Three months ended December 31, 2011				Three months ended December 31, 2010
		Canada -		U.S. -		Canada -		U.S. -
	Canada -	percentage		percentage	Canada -	percentage		percentage
	stated in	of		of	stated in	of		of
	thousands	gross		gross	thousands	gross		gross
	of C$	revenue	U.S.	revenue	of C$(*)	revenue	U.S.(*)	revenue

Commercial	$73,967	34.1	$85,111	27.5	$70,703	34.1	$76,090	27.3
Industrial	34,641	16.0	45,606	14.8	35,222	17.0	39,168	14.0
Residential	34,615	16.0	66,745	21.6	34,548	16.7	60,322	21.6
Transfer and disposal	59,703	27.6	90,891	29.4	53,305	25.7	86,137	30.9
Recycling and other	13,649	6.3	20,726	6.7	13,394	6.5	17,270	6.2
Gross revenues	$216,575	100.0	$309,079	100.0	$207,172	100.0	$278,987	100.0

Total collection	$156,872	72.4	$218,188	70.6	$153,867	74.3	$192,850	69.1
Transfer and disposal	59,703	27.6	90,891	29.4	53,305	25.7	86,137	30.9
Gross revenues	$216,575	100.0	$309,079	100.0	$207,172	100.0	$278,987	100.0

Note:

(*)Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period’s presentation.

Revenues

Gross revenue by service type

(prepared on a reportable basis)

The following table compares gross revenues by service offering prepared on a comparable basis. Accordingly, gross revenues that were derived from assets that were divested of are included in the prior period results until the date of divestiture.

	Three months ended December 31, 2011				Three months ended December 31, 2010
		Canada -		U.S. -		Canada -		U.S. -
	Canada -	percentage		percentage	Canada -	percentage		percentage
	stated in	of		of	stated in	of		of
	thousands	gross		gross	thousands	gross		gross
	of C$	revenue	U.S.	revenue	of C$	revenue	U.S.	revenue

Commercial	$73,967	34.1	$85,111	27.5	$71,347	34.3	$76,090	27.3
Industrial	34,641	16.0	45,606	14.8	34,063	16.3	39,168	14.0
Residential	34,615	16.0	66,745	21.6	32,847	15.7	60,322	21.6
Transfer and disposal	59,703	27.6	90,891	29.4	58,477	28.0	89,765	32.2
Recycling and other	13,649	6.3	20,726	6.7	11,870	5.7	13,642	4.9
Gross revenues	$216,575	100.0	$309,079	100.0	$208,604	100.0	$278,987	100.0

Total collection	$156,872	72.4	$218,188	70.6	$150,127	72.0	$189,222	67.8
Transfer and disposal	59,703	27.6	90,891	29.4	58,477	28.0	89,765	32.2
Gross revenues	$216,575	100.0	$309,079	100.0	$208,604	100.0	$278,987	100.0

Gross revenue growth or decline components - expressed in percentages and excluding FX

(prepared on a comparable basis - 2011 only)

The table below has been prepared on a “comparable basis” as outlined above.

	Three months ended		Three months ended
	December 31, 2011		December 31, 2010
	Canada	U.S.	Canada(*)	U.S.(*)

Price
Price	1.9	0.3	3.1	2.0
Fuel surcharges	0.8	1.0	0.9	0.5
Total price growth	2.7	1.3	4.0	2.5

Volume	1.5	—	2.3	1.3
Total gross organic revenue growth	4.2	1.3	6.3	3.8

Acquisitions	0.3	9.5	2.7	5.8
Total gross revenue growth	4.5	10.8	9.0	9.6

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

On a “comparable basis”, our Canadian segment delivered price growth in every service line, excluding recycling.  A drop in recycled fiber pricing was the primary reason for the decline in comparative gross revenue growth for the recycling service line. Canadian segment gross revenues also benefited from volume gains as well.  On a comparative basis, higher landfill and commercial volumes were the largest contributors to comparative gross revenue growth.  Lower industrial volumes partially offset gross revenue improvements derived from volume growth in all other service lines. The decline in industrial volumes is due principally to softer economic conditions in certain markets.  Acquisitions had a modest impact on quarterly gross revenue growth, and the higher cost of diesel fuel was passed through resulting in higher comparative fuel surcharges.

Acquisitions were the primary contributors to gross revenue growth in our U.S. south segment. However, pricing was also up over the comparative period, which we enjoyed across all service lines.  Gross revenues didn’t benefit from significant volume improvements on a comparative basis, which were basically flat period to period. Landfill volumes in our Florida businesses were lower on a comparative basis due to lower contaminated soil volumes and softness in industrial activity in the Gulf coast. These declines were fully offset by higher recycling volumes recognized on a comparative basis. The pass through of higher diesel fuel costs also contributed to the increase in gross revenues.

Gross revenues in our U.S. northeast segment were unchanged comparatively.  Acquisitions contributed an additional approximately $3,100 to gross revenues in the fourth quarter of 2011 compared to the same period last year, but declines in pricing eroded all contributions from acquisitions. Declines in recycled fibers pricing was the primary contributor to the decline in period over period pricing performance, but lower pricing was felt across most service lines due to soft economic conditions in this region coupled with continued competitive pressures.  The pass through of fuel surcharges was only up slightly on a comparative basis due to stagnant business growth and competitive pressures, and the increase in fuel surcharges was insufficient to cover the rising cost of diesel fuel.

Operating expenses

Excluding the impact of FX, which reduced comparative operating expenses presented on a reported basis, approximately ($1,100), operating expenses increased quarter over quarter.  Total disposal, labour and vehicle operating and maintenance expenses were the primary contributors to the increase, approximately $3,600, $4,800 and $7,800, respectively. The increase in each of these costs is due in large part to acquisitions completed in the year, coupled with an overall increase in waste volumes collected in our base business. At 59.8%, fourth quarter operating expenses as a percentage of reported revenues is higher than the 59.4% achieved in the comparative period. As a percentage of reported revenues, higher proportionate vehicle operating costs was the primary drag on comparative margins which is attributable to the composition of business we acquired in the year coupled with higher diesel fuel costs.

As a percentage of reported revenues, operating expenses in Canada were 54.8% for the quarter compared to 56.5% for the same period a year ago. The current quarter decline is the direct result of operating efficiencies realized from our integration of WSI’s assets and operations that we acquired in July 2010. “Tuck-in” acquisitions partially offset the benefit of these operating efficiency gains as did higher fuel costs. Removing fuel surcharges from reported revenues for both the current and comparative quarter, and a like amount from operating expenses, results in a comparative operating margin improvement of 50 basis points.

As a percentage of reported revenues, operating expenses in our U.S. south segment were 60.9% for the quarter versus 60.9% in the comparative period. The mix of revenues acquired by way of “tuck-in” acquisition and the rising price of diesel fuel have had both a positive and negative impact on current period operating costs relative to revenues. As outlined above in the Canadian segment discussion, removing the impact of fuel surcharges from reported revenues, and a like amount from operating expenses, for both the current and comparative periods, results in a comparative operating margin improvement of 40 basis points.

On a comparative basis, the U.S. northeast region experienced an increase in its cost of operations relative to reported revenues. The increase in operating costs is due to higher transportation costs to transport waste to our Seneca Meadows landfill and to third party sites, which is due in large part to the rising cost of fuel. Higher labour and vehicle operating cost are due to “tuck-in” acquisitions which introduced more collection operations in this segment. Vehicle operating costs have also increased as a result of increasing diesel fuel prices. Removing the impact of fuel surcharges from revenues and operating expenses for the current and comparative quarters, results in a comparative operating margin decline of 80 basis points.

SG&A

We incurred a non-recurring one-time charge for the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement totaling approximately $9,900.  This charge was partially offset by our recognition of an approximately ($2,700) recovery due to fair value movements in stock options in the current quarter, compared to an approximately $2,200 expense in the same period last year. We also recognized additional synergies from our acquisition of WSI quarter over quarter and incurred less transaction and related costs due to the timing and size of acquisitions completed on a comparative basis. However, these savings were largely offset by additional SG&A expenses from “tuck-in” acquisitions and higher professional fees. Higher professional fees were incurred in the current quarter for certain legal matters, including our defense of an anti-trust lawsuit. In the same period last year, we recovered various professional fees incurred in defense of this same matter, and the recovery of amounts we recognized in the fourth quarter of 2010 did not repeat in 2011.

As a percentage of reported revenues, SG&A expense, expressed on an adjusted basis, is 11.0% for the quarter compared to 11.9% in the same period last year.  This represents a 90 basis improvement and is due in large part to rationalizing personnel and operating locations since our acquisition of WSI and lower comparative performance compensation due to the Company’s soft operating performance in 2011.

Amortization

Lower amortization expense is largely attributable to our U.S. northeast segment. As outlined in the Review of Operations - For the year ended December 31, 2011 section of this MD&A, significantly larger cash flow revisions in estimates recognized at our Seneca Meadows and Bethlehem landfills are the primary reasons for the decline in amortization expense period over period. FX, approximately ($200), also contributed to the comparative decline in Canadian segment amortization.  Other “tuck-in” acquisitions and replacement and growth capital purchases to service existing contracts and organic growth, partially offset the foregoing declines.

Interest on long-term debt

As outlined in the Review of Operations - For the year ended December 31, 2011 section of this MD&A, we completed pricing amendments to our Canadian and U.S. facilities in the third quarter of 2011. These pricing amendments brought our borrowing costs down to levels that we previously enjoyed prior to closing the WSI acquisition in July 2010.

The savings we recognized as a result of these pricing amendments were partially offset by higher borrowings resulting primarily from share repurchases and acquisitions in the year.

Explanation for the quarterly change in restructuring expenses, goodwill impairment, net gain on sale of capital assets, net foreign exchange loss, net gain on financial instruments, other expenses, net income tax expense and net loss from equity accounted investee either does not warrant additional commentary or the discussion of the change is consistent with that outlined in the Review of Operations – For the year ended December 31, 2011 section of this MD&A.

Other Performance Measures - For the year ended December 31, 2011

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide similar disclosure presented by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow (B) - cash flow approach

	Year ended December 31
	2011	2010	Change

Cash generated from operating activities	$395,706	$293,861	$101,845

Operating and investing
Stock option (recovery) expense	(6,808)	8,336	(15,144)
Acquisition and related costs	1,880	8,563	(6,683)
Non-renewal of executive agreement	9,928	—	9,928
Restructuring expenses	1,609	5,180	(3,571)
Other expenses	872	3,210	(2,338)
Write-off of landfill development assets	—	(290)	290
Changes in non-cash working capital items	28,664	14,612	14,052
Capital and landfill asset purchases	(171,013)	(142,641)	(28,372)
Proceeds from the sale of capital assets	5,925	3,001	2,924

Financing

Interest on long-term debt - high yield defeasance interest	—	1,663	(1,663)
Purchase of restricted shares	(4,226)	(1,241)	(2,985)
Net realized foreign exchange (gain) loss	(73)	47	(120)
Free cash flow(B)	$262,464	$194,301	$68,163

Free cash flow (B) - adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities.

	Year ended December 31
	2011	2010	Change

Adjusted EBITDA(A)	$534,536	$415,803	$118,733

Purchase of restricted shares	(4,226)	(1,241)	(2,985)
Capital and landfill asset purchases	(171,013)	(142,641)	(28,372)
Proceeds from the sale of capital assets	5,925	3,001	2,924
Landfill closure and post-closure expenditures	(4,345)	(5,749)	1,404
Landfill closure and post-closure cost accretion expense	5,071	3,827	1,244
Interest on long-term debt	(62,086)	(48,786)	(13,300)
Interest on long-term debt - high yield defeasance interest	—	1,663	(1,663)
Non-cash interest expense	6,035	4,672	1,363
Current income tax expense	(47,433)	(36,248)	(11,185)
Free cash flow(B)	$262,464	$194,301	$68,163

Year ended

For the year, free cash flow(B) increased comparatively, with approximately $5,100 attributable to FX. The acquisition of WSI was the single largest contributor to our free cash flow(B) and adjusted EBITDA(A) growth year over year. However, improvements to free cash flow(B) and adjusted EBITDA(A) were also realized from both organic growth and “tuck-in” acquisitions. Capital and landfill asset purchases grew for largely the same reasons as adjusted EBITDA(A) did. As a percentage of adjusted EBITDA(A), capital and landfill asset purchases were proportionately lower in the current year when compared to the prior. Land, building and vehicle replacements incurred in connection with our integration of WSI in the prior year are the primary reasons for the higher proportionate spending in the prior year. Higher debt levels, due primarily to our acquisition of WSI, “tuck-in” acquisitions and share repurchases, are the primary reasons for the increase in interest on long-term debt.  Cash taxes also increased comparatively. Once again, the acquisition of WSI, “tuck-in” acquisitions, organic growth, net of divestitures, is the root cause of the rise in cash taxes in Canada.

Please refer to the Review of Operations - For the year ended December 31, 2011 section of this MD&A for additional details of the year over year improvements to adjusted EBITDA(A), and changes to interest on long-term debt and current income tax expense. Details of the change in capital and landfill asset purchases are outlined in the section below.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Year ended December 31
	2011	2010	Change
Replacement	$126,808	$100,578	$26,230
Growth	44,205	42,063	2,142
Total	$171,013	$142,641	$28,372

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Year ended

For the year, replacement expenditures in Canada and the U.S. increased. The increase in Canada is approximately $11,200 and approximately $3,700 of the increase is the result of higher landfill cell construction.  The increase in cell construction is due largely to an increase in spending incurred at landfills we acquired in connection with our acquisition of WSI. The timing of spend has also contributed to the overall increase in landfill construction spending in Canada.  Naturally replacement capital expenditures increased in Canada as a result of maintaining a larger collection of assets which is principally due to our acquisition of WSI. This increase was partially offset by a reduction in comparative spending in the fourth quarter this year compared to last year. Higher fourth quarter spending was incurred in the prior year to integrate our locations with those acquired from WSI and to refresh WSI’s ageing vehicle fleet.  Replacement expenditures in our U.S. business increased for many of the same reasons outlined above for our Canadian business. The acquisition of WSI was the primary reason for the increase in both replacement capital and landfill spending in the U.S., coupled with a larger base of assets that also increased due to acquisitions completed in the current year.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Year ended

Growth expenditures were up year over year and the increase is due principally to higher growth spending in our U.S. business which increased approximately $8,000. The increase is due in part to growth capital attributable to WSI’s operations which we acquired at the midpoint of 2010. In addition, the purchase of a previously leased facility we acquired by way of an acquisition completed in the U.S. south this year, also contributed to the rise in growth expenditures. Finally, a contract win in the fourth quarter of 2011 in our U.S. south operations also contributed to the increase in growth expenditures year-to-year. The increase in U.S. growth expenditures were partially offset by a decline in Canadian segment spending.  The timing of land and building purchases undertaken in the fourth quarter of 2010 were not repeated in the current year and this is the primary cause of the Canadian segment decline.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2012

Our expected dividend record and payment dates, and payment amounts per share, are as follows:

Expected quarterly dividend

		Dividend
		amounts per
		share - stated
Expected record date	Expected payment date	in C$
March 31, 2012	April 16, 2012	$0.14
June 30, 2012	July 16, 2012	0.14
September 30, 2012	October 15, 2012	0.14
December 31, 2012	January 15, 2013	0.14
Total		$0.56

2011

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividend

		Dividend
		amounts per
		share - stated
Actual record date	Actual payment date	in C$
March 31, 2011	April 15, 2011	$0.125
June 30, 2011	July 15, 2011	0.125
September 30, 2011	October 14, 2011	0.125
December 31, 2011	January 16, 2012	0.125
Total		$0.125

We expect to fund all of our 2012 dividend payments from free cash flow(B) generated by our Canadian business. Funding all dividends from Canadian cash flows eliminates our foreign currency exchange exposure since the dividends are denominated in Canadian dollars. We have also designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Selected Annual Information

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Year ended December 31
	2011	2010	2009
Revenues	$1,840,096	$1,429,765	$1,008,466
Net (loss) income	$(196,136)	$82,169	$53,728
Net (loss) income per share and PPS equivalent, basic	$(1.63)	$0.77	$0.64
Net (loss) income per share and PPS equivalent, diluted	$(1.63)	$0.76	$0.63
Total assets	$3,077,604	$3,390,487	$1,997,587
Total long-term liabilities	$1,487,345	$1,441,163	$803,189
Dividends declared, per weighted average share and PPS equivalent	$0.50	$0.50	$0.92

Revenues

2011-2010

The increase in revenues is detailed in the Review of Operations - Revenues section of this MD&A.

2010-2009

The increase in Canadian segment revenues was due to price growth in every service line, excluding industrial. While industrial pricing was down comparatively, comparative volumes increased, such that the impact on gross revenue growth was a net increase over the comparative 2009 mark. Comparable volume gains were attributable to higher landfill volumes, new contract wins and strong organic growth.  Other “tuck-in” acquisitions and higher fuel surcharges also contributed to the comparable increase in revenues.

U.S. south revenue growth increased on the back of stronger pricing which we realized across all service lines. All of our U.S. south service lines also delivered comparative volume growth.  Other “tuck-in” acquisitions and fuel surcharges also contributed to revenue growth year over year.

Revenues in our U.S. northeast segment increased as well, due in large part to stronger year over year pricing. Landfill pricing was the only service line that experienced a decline. Attracting volumes at our landfills in combination with the mix of waste materials received was the primary cause of the decline in landfill pricing. The return of commodity pricing delivered a strong contribution to 2010 revenue growth as did the volume of materials we processed. Volume growth was most pronounced in our landfill and industrial service lines, but was partially offset by declines in all other service offerings. Acquisitions and marginally higher fuel prices also contributed to the comparative growth of revenues.

Net income

Included in net income are some or all of the following: restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, net income tax expense or recovery and net loss from equity accounted for investee.

2011-2010

The increase in net income is detailed in the Review of Operations - For the year ended December 31, 2011 section of this MD&A.

2010-2009

Net income increased approximately $28,400 with FX contributing approximately $4,800 to the comparative increase.  Higher operating income was driven principally from the acquisition of WSI, other “tuck-in” acquisitions and strong overall organic growth, partially offset by higher transaction and related costs, restructuring and other expenses. Financing a portion of the WSI acquisition with long-term debt led to the increase in interest expense and higher comparative income tax expense stemming from stronger operating results.

Total assets

2011-2010

Total assets decreased by approximately ($312,900). The decrease is comprised of an approximately ($264,100) decrease in total U.S. assets and a decline of approximately ($48,800) in total Canadian assets. The decrease in total U.S. assets is attributable to a decrease in goodwill, partially offset by an increase in capital assets and accounts receivable, approximately ($301,200), $27,200 and $8,100, respectively. The decrease in goodwill is attributable to the goodwill impairment charge recognized in the year, net of acquisitions. Accounts receivable also increased as a result of acquired receivables, approximately $5,900, with the balance of the change simply due to the timing of receipt. The increase in capital assets is also due in large part to acquisitions, partially offset by amortization outpacing current year purchases.  The decline in total Canadian segment assets is due in part to FX, approximately ($25,900). Our Canadian segment also saw declines in both intangible assets and landfill assets, approximately ($14,700) and ($10,200), respectively. The decline in intangible assets is due to normal course amortization, only slightly offset by acquired intangibles in the year. Similarly, normal course landfill amortization outpaced current year additions, which accounts for the decline in landfill assets year-to-year.  Please refer to the Financial Condition section of this MD&A for further details regarding accounts receivable, intangibles, goodwill and capital and landfill assets.

2010-2009

Total assets increased approximately $1,392,900.  The value of total assets acquired on our acquisition of WSI totaled approximately $1,018,700, while other “tuck-in” acquisitions amounted to approximately $330,200.  The rise in the Canadian dollar relative to its U.S. counterpart accounts for approximately $59,700 of the increase.

Total long-term liabilities

2011-2010

Total long-term liabilities increased approximately $40,600, of which approximately $39,800 is attributable to our U.S. business. The increase in our U.S. business is due in large part to higher long-term debt borrowings, which increased approximately $38,300. The increase in long-term debt is due to acquisitions we completed in 2011, coupled with a portion of the current year share repurchases financed from U.S. sources.  Total liabilities in our Canadian business also increased, but only marginally. However, excluding the impact of FX, approximately ($13,600), total Canadian liabilities increased approximately $14,400. The primary reason for the rise in total Canadian liabilities, excluding FX, is due to long-term debt.  Long-term debt increased approximately $24,100 in Canada, with the bulk of the increase attributable to share repurchases occurring in the year.  An approximately ($7,100) decline in deferred income tax liabilities in Canada partially offset the increase in long-term debt borrowings. The decline in deferred income tax liabilities is due primarily to a decline in the carrying value of intangible assets in excess of its tax basis.

2010-2009

Total long-term liabilities increased approximately $638,000 due principally to higher long-term debt advances. We entered into new Canadian and U.S. facilities to complete our acquisition of WSI.  On closing, we borrowed approximately C$131,300 and $286,200, respectively, to extinguish WSI’s outstanding long-term debt, to pay high yield defeasance interest, and to pay change of control amounts to certain WSI executives and senior management. We also completed the acquisition of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (collectively “Fred Weber”) in December 2010 and borrowed approximately $162,500 to finance that transaction.  FX also contributed approximately $19,100 to the increase in long-term debt advances. Long-term landfill closure and post-closure accruals rose approximately $26,900. Acquisitions contributed approximately $18,100 to the increase, coupled with FX of approximately $1,100.  The balance of the increase in long-term landfill closure and post-closure costs was due to provisions, accretion and cash flow revisions in estimates, outpacing current year spending. A rise in deferred income tax liabilities also contributed to the increase, which increased approximately $4,200 year over year.  The utilization of loss carryforwards in our U.S. business, which represents a decline in deferred tax assets, was the primary reason for the comparative increase in deferred income tax liabilities. Deferred income tax liabilities of approximately $13,200, recognized on other “tuck-in” acquisitions completed in the year, also contributed to the increase. Partial offsets to these increases included, approximately $34,300 in deferred income tax assets recognized on our acquisition of WSI, coupled with timing differences between accounting and tax values for capital and intangible assets in our Canadian business

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2011	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$185,590	$203,350	$196,734	$171,920	$757,594
U.S. south	185,426	190,537	179,177	168,175	723,315
U.S. northeast	86,196	96,635	93,601	82,755	359,187
Total revenues	$457,212	$490,522	$469,512	$422,850	$1,840,096
Net (loss) income	$(296,188)	$40,347	$36,607	$23,098	$(196,136)
Net (loss) income per weighted average share, basic	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Net (loss) income per weighted average share, diluted	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Adjusted net (loss) income(A)	$37,995	$35,105	$33,674	$28,229	$135,003
Adjusted net (loss) income(A) per weighted average share, basic	$0.32	$0.29	$0.28	$0.23	$1.12
Adjusted net (loss) income(A) per weighted average share, diluted	$0.32	$0.29	$0.28	$0.23	$1.12

2010	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$181,584	$184,765	$117,697	$100,095	$584,141
U.S. south	158,760	162,342	93,406	87,800	502,308
U.S. northeast	89,535	89,155	88,479	76,147	343,316
Total revenues	$429,879	$436,262	$299,582	$264,042	$1,429,765
Net income	$21,683	$23,941	$19,835	$16,710	$82,169
Net income per weighted average share, basic	$0.18	$0.20	$0.21	$0.18	$0.77
Net income per weighted average share, diluted	$0.18	$0.20	$0.21	$0.18	$0.76
Adjusted net income(A)	$27,245	$32,529	$23,672	$18,989	$102,435
Adjusted net income(A) per weighted average share, basic	$0.23	$0.27	$0.25	$0.20	$0.96
Adjusted net income(A) per weighted average share, diluted	$0.22	$0.27	$0.25	$0.20	$0.95

2009	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$96,473	$94,644	$87,188	$70,983	$349,288
U.S. south	86,882	89,359	83,899	80,047	340,187
U.S. northeast	79,107	84,408	82,613	72,863	318,991
Total revenues	$262,462	$268,411	$253,700	$223,893	$1,008,466
Net income	$9,875	$19,109	$15,105	$9,639	$53,728
Net income per weighted average share, basic	$0.11	$0.20	$0.19	$0.14	$0.64
Net income per weighted average share, diluted	$0.11	$0.20	$0.18	$0.14	$0.63
Adjusted net income(A)	$15,443	$20,238	$15,010	$10,385	$61,076
Adjusted net income(A) per weighted average share, basic	$0.17	$0.22	$0.19	$0.15	$0.72
Adjusted net income(A) per weighted average share, diluted	$0.17	$0.22	$0.18	$0.15	$0.72

Revenues

Canadian segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Total
2011	$190,057	$199,290	$190,596	$169,513	$749,456
2010	$184,734	$193,216	$121,066	$104,191	$603,207
2009	$102,942	$104,996	$102,390	$88,396	$398,724

2011 less 2010 revenues	$5,323	$6,074	$69,530	$65,322	$146,249
2010 less 2009 revenues	$81,792	$88,220	$18,676	$15,795	$204,483

Our acquisition of WSI is the primary contributor to first and second quarter revenue growth in 2011 and third and fourth quarter revenue growth in 2010.  The balance of the change is due to organic growth and “tuck-in” acquisitions.  Excluding WSI’s contribution to first and second quarter 2011 and third and fourth quarter 2010 revenues, comparative improvements are principally attributable to stronger overall pricing, volume improvements and contributions from “tuck-in” acquisitions. Excluding the fourth quarter of 2011, we also enjoyed stronger comparative commodity pricing in each comparative quarter. Commodity pricing was strong for most of the year, but recycled fiber pricing dropped off in the fourth quarter of 2011 which was the primary reason for the comparative decline in commodity pricing. Revenues for the first quarter of 2011 were softer than anticipated due to inclement weather which affected landfill volumes and were lower than expected in the second quarter of 2011 due, once again, to weather and a delay in the expected seasonal uptick. In the third and fourth quarters of 2011, revenues outpaced the marks set in each comparative period last year, largely on the back of stronger pricing. It should be noted, that 2010 revenues include revenues from assets and operations divested of in accordance with the Canadian Competition Bureau consent agreement. The rising price of diesel fuel has also contributed to the increase in Canadian segment revenues in each quarter of 2011 comparatively.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be fragile and in some instances unstable, and this instability can impact certain services we offer and the revenues we generate from them. Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Total
2011	$185,426	$190,537	$179,177	$168,175	$723,315
2010	$158,760	$162,342	$93,406	$87,800	$502,308
2009	$86,882	$89,359	$83,899	$80,047	$340,187

2011 less 2010 revenues	$26,666	$28,195	$85,771	$80,375	$221,007
2010 less 2009 revenues	$71,878	$72,983	$9,507	$7,753	$162,121

The acquisition of WSI was the primary contributor to the increase in comparative first and second quarter revenue growth in 2011 and third and fourth quarter revenue growth in 2010. “Tuck-in” acquisitions also contributed to the increase, which included Fred Weber.  On balance, U.S. south segment revenues have generally delivered a stronger performance in each comparable quarter. In each 2010 and 2011 quarter, comparative revenue gains are attributable to stronger overall net pricing, net volume gains, and contributions from other less notable “tuck-in” acquisitions.  We experienced some localized softness in the fourth quarter of 2011 resulting from lower soil volumes received at certain landfills in our Florida operations, but overall net volumes rose. Rising fuel prices have also contributed to this segment’s revenue growth.  Our U.S. south segment is not exposed to commodity prices like our Canadian and U.S. northeast segments.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total
2011	$86,196	$96,635	$93,601	$82,755	$359,187
2010	$89,535	$89,155	$88,479	$76,147	$343,316
2009	$79,107	$84,408	$82,613	$72,863	$318,991

2011 less 2010 revenues	$(3,339)	$7,480	$5,122	$6,608	$15,871
2010 less 2009 revenues	$10,428	$4,747	$5,866	$3,284	$24,325

Our U.S. northeast segment delivered comparative quarterly increases through 2010 and the first three quarters of 2011. Commodity pricing played a role in this segment’s comparative 2010 quarterly performance, and pricing gains, particularly from our commercial and industrial revenue streams, also contributed to comparative growth. For most of 2011, commodity pricing demonstrated continued resilience and we also enjoyed revenue growth as a result of acquisitions. Overall, our first and second quarters of 2011 benefited from higher overall net pricing, however volume gains were a headwind to this segment’s growth in these periods. The loss of a residential contract, increasing competitive pressures and economic weakness in this segment, were the primary contributors to the decline in comparative 2011 volumes in each of the first and second quarters. In the third quarter of 2011, acquisitions bolstered revenues on a comparative basis, and, in total, volumes rebounded to support revenue growth. However, pricing became a challenge in the third quarter. We attribute weaker third quarter pricing to a sluggish economy and stronger competition for an aggregate customer base that is stagnate.  As we entered into the fourth quarter, revenues were helped out by acquisitions, but pricing continued to be a challenge and the decline in commodity pricing didn’t help. We have simply not seen the recovery that we had anticipated at the start of the year for this segment. In the fourth quarter of the year, the pass through of fuel surcharges also caused constraints on revenue growth on a comparative basis.

Net (loss) income

	Q4	Q3	Q2	Q1	Total
2011	$(296,188)	$40,347	$36,607	$23,098	$(196,136)
2010	$21,683	$23,941	$19,835	$16,710	$82,169
2009	$9,875	$19,109	$15,105	$9,639	$53,728

2011 less 2010 net (loss) income	$(317,871)	$16,406	$16,772	$6,388	$(278,305)
2010 less 2009 net (loss) income	$11,808	$4,832	$4,730	$7,071	$28,441

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business. Net income has also been impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, costs incurred in connection with the non-renewal of an executive agreement, restructuring expenses, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables. In the fourth quarter of 2011, net income was significantly impacted by an impairment charge on goodwill previously recorded in our U.S. northeast segment.

Net income for the first, second and third quarters of 2011, and for each quarter in 2010, was higher than net income in each comparable period. Higher comparative operating income was the primary contributor to higher net income, which was driven principally by the acquisition of WSI, “tuck-in” acquisitions and organic growth, and was partially offset by higher restructuring and other expenses. Our assumption or repayment of WSI’s outstanding debt on closing is the primary contributor to higher first and second quarter 2011 and higher third and fourth quarter 2010 interest expense, which partially offset our stronger revenue and operating income performance in these periods.  Amendments to pricing on our Canadian and U.S. facilities was a contributing factor to the increase in third quarter 2011 net income relative to 2010.  Lower debt levels and interest rates contributed to the stronger comparative net income performances in the first and second quarters of 2010. Higher comparative income tax expense, resulting from stronger comparative operating results and the third quarter 2010 acquisition of WSI, was a partial offset to the stronger net income performance in each comparable period in 2010 and 2011.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take. Additionally, non-recurring items, including transaction and related costs, and restructuring and other expenses, have also impacted net income performance quarter-to-quarter.

In the fourth quarter of 2011, we recognized a goodwill impairment charge and incurred a non-recurring onetime charge for the non-renewal of an executive agreement that resulted in us posting a significant net loss in the quarter. Excluding the impact of impaired goodwill and the non-renewal of an executive agreement, operating income was higher on account of acquisitions, organic growth, lower restructuring costs and lower amortization expense.  Overall, we grew both price and volume, and significant contributions also came from acquisitions period over period.  Restructuring costs in the prior year quarter were incurred in connection with the integration of WSI’s business with our own. For the fourth quarter of 2011, these costs declined due to the curtailment of integration activities. Amortization declined quarter to quarter due to engineering changes for some of our landfills. These changes led to a decline in the overall accrued obligation coupled with a decline in amortization expense. Interest on long-term debt benefited from Canadian and U.S. facility re-pricing completed in the third quarter of 2011, partially offset by higher debt levels resulting from acquisitions and share repurchases. Higher net income tax expense was also a drag on net income quarter-to-quarter, but is due largely to higher income subject to tax.

Net (loss) income per weighted average share, basic and diluted

Net income per weighted average share in the first, second and third quarters of 2011, and for each quarter in 2010, was higher or equal to the comparable quarter. The principal reasons for this performance is due to organic growth, the impact of FX, “tuck-in” acquisitions and our third quarter acquisition of WSI and its related impact on the last two quarters of 2010 and first two quarters of 2011. Recognizing a goodwill impairment loss on goodwill previously recorded in our U.S. northeast segment resulted in us recognizing a significant net loss per weighted average share on a comparative basis. Excluding the impact of impaired goodwill, our net income per share was higher than the comparative period, the reasons for which are outlined above in the discussion of net (loss) income.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	December	December	December	December 31,	December 31,	December 31,
	31, 2011 (*)	31, 2011 (*)	31, 2011 (*)	2010 (*)	2010 (*)	2010

Accounts receivable	$113,636	$98,463	$212,099	$116,790	$90,308	$207,098
Intangibles	$98,796	$158,935	$257,731	$115,661	$156,421	$272,082
Goodwill	$372,596	$401,813	$774,409	$378,884	$702,984	$1,081,868
Landfill development assets	$8,669	$7,200	$15,869	$5,086	$7,088	$12,174
Capital assets	$300,928	$475,130	$776,058	$310,356	$447,931	$758,287
Landfill assets	$221,660	$737,132	$958,792	$236,855	$738,836	$975,691
Working capital deficit - (current assets less current liabilities)	$(1,397)	$(35,157)	$(36,554)	$(9,522)	$(42,615)	$(52,137)

Note:

(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - December 31, 2011 versus December 31, 2010

Change - Consolidated	$5,001
Change - Canada	$(3,154)
Change - U.S.	$8,155

The increase in accounts receivable is principally attributable to our U.S. segment and is due in large part to the timing of collection. “Tuck-in” acquisitions also contributed to the comparative increase, contributing approximately $5,900 to year over year growth. Accounts receivable in Canada fell on a comparative basis. FX accounts for approximately ($2,600) of the decline. The balance of the decline in not significant, but heightened collection efforts were introduced following the postal strike in the second quarter of 2011.

Intangibles - December 31, 2011 versus December 31, 2010

Change - Consolidated	$(14,351)
Change - Canada	$(16,865)
Change - U.S.	$2,514

In total, intangibles declined year-to-year and is attributable to normal course amortization, approximately $49,600, outpacing intangible asset additions in the year, approximately $37,200. Normal course amortization in our Canadian segment, together with FX, approximately $2,200, was only partially offset by intangible asset additions in the year. Current year acquisitions were principally centered in our U.S. segment, which simply outpaced amortization in the year.

Goodwill - December 31, 2011 versus December 31, 2010

Change - Consolidated	$(307,459)
Change - Canada	$(6,288)
Change - U.S.	$(301,171)

Excluding the approximate $360,600 impairment charge, goodwill increased as a result of “tuck-in” acquisitions completed in the  year, partially offset by FX of approximately $8,400.

Landfill development assets - December 31, 2011 versus December 31, 2010

Change - Consolidated	$3,695
Change - Canada	$3,583
Change - U.S.	$112

Ongoing landfill development initiatives in Canada, net of FX movements and the reclassification of amounts to landfill assets from landfill development assets is the primary reason for the increase. Landfill development assets in Canada are principally comprised of amounts incurred to develop a replacement site for our Calgary landfill. In April 2011, on appeal, the City of Calgary Sub Division Development Appeals Board granted an operating permit extension for our Calgary landfill to June 30, 2013. Accordingly, certain construction and permitting costs incurred specifically for this site, totaling approximately $2,200, were reclassified from landfill development assets to landfill assets.

Capital assets - December 31, 2011 versus December 31, 2010

Change - Consolidated	$17,771
Change - Canada	$(9,428)
Change - U.S.	$27,199

The Canadian segment decrease is a function of amortization, approximately $51,800, coupled with the movement in FX rates, approximately $6,800, outpacing additions, acquired capital and working capital changes, approximately $42,900, $1,000 and $6,100, respectively.

The increase in U.S. segment capital assets is due to additions and assets acquired by way of acquisition, net of adjustments to prior period acquisitions, approximately $69,500 and $38,600, respectively, outpacing amortization totaling approximately $79,300.

Please refer to the Other Performance Measures – Capital and landfill purchases section of this MD&A for additional details in respect of the comparative change in current year additions.

Landfill assets - December 31, 2011 versus December 31, 2010

Change - Consolidated	$(16,899)
Change - Canada	$(15,195)
Change - U.S.	$(1,704)

Landfill assets declined year-to-year. In total, amortization, approximately $73,600 (expressed net of amortization attributable to capitalized landfill retirement obligations), and FX, approximately $4,700, outpaced additions in the current year, approximately $58,700. The reclassification of landfill development assets to landfill assets and other non-cash changes represents the balance of the change.

In our Canadian business, landfill asset additions were approximately $16,700, while capitalized landfill retirement obligations were approximately $7,200. Canadian segment additions represent cell or site development expenditures incurred principally at our Lachenaie, Ridge, Coronation and Winnipeg landfills.  Amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $35,200, which was considerably higher than current year spending.  The amortization of amounts capitalized as landfill permits, is the primary reason why landfill asset amortization exceeded additions in the current year.

In the U.S., additions were principally attributable to cell development at our Seneca Meadows, Bethlehem, JED and Weatherford landfills, approximately $42,000. Capitalized landfill retirement obligations reduced landfill assets recorded at cost, when viewed in isolation, due to cash flow revision in estimates. The cash flow revision in estimates resulted in a decline to accrued closure and post-closure obligations and a like decline in landfill assets recorded at cost.  The same impact was recorded through accumulated landfill asset amortization and amortization expense as well. As noted in the Review of Operations section of this MD&A, we revised our gas collection plan at our Seneca Meadows landfill, which resulted in gas collection costs being reclassified from our expected closure cost estimates to landfill construction costs for this site. Our refined gas collection plan accounts for approximately $2,500 of the decline in landfill asset additions attributable to capitalized landfill retirement obligations. In the current year, we also assumed an expansion at our Bethlehem site. The assumed expansion contributed approximately $1,800 to the decline in capitalized asset retirement obligations and amortization expense year over year.  Amortization, including the recovery of capitalized landfill retirement obligations, fully offset additions, approximately $41,200. The balance of the change is due to non-cash changes.

Working capital deficit - December 31, 2011 versus December 31, 2010

Change - Consolidated	$15,583
Change - Canada	$8,125
Change - U.S.	$7,458

Our Canadian segment’s working capital deficit declined year over year. Lower accrued charges, approximately $5,300, coupled with lower income taxes payable accruals, approximately $3,900, represent the bulk of the Canadian segment’s improvement. Lower accrued charges are the result of several changes year over year, which include: lower stock based compensation accruals due to fair value movements in stock options, lower transaction bonuses accruing to the former Vice Chairmen and Chief Executive Officer as a result of the WSI acquisition, lower overall current year bonus accruals as a result of the Company’s current year performance, partially offset by amounts owing to the former Vice Chairmen and Chief Executive Officer due to the non-renewal of his agreement. The decline in income taxes payable also contributed to the improvement in the Canadian segment’s working capital deficit over the prior year. Lower income taxes payable is due in large part to the recognition of amounts payable for the non-renewal of an executive agreement in the current year coupled with the timing of installment payments made in the current year compared to last.

Our U.S. business also saw an improvement in their working capital deficit. For our U.S. operations the largest single contributor to the improvement was accounts receivable.  Accounts receivable increased on a comparative basis as a result of acquired receivables, approximately $5,900, with the balance of the change simply due to the timing of receipt.

Disclosure of outstanding share capital

	December 31, 2011
	Shares	$

Common shares	118,293	1,824,231
Restricted shares	(252)	(5,353)
Total contributed equity	118,041	1,818,878

	March 2, 2012
	Shares	$

Common shares	117,463	1,810,684
Restricted shares	(252)	(5,353)
Total contributed equity	117,211	1,805,331

Normal course issuer bid (“NCIB”)

Effective August 19, 2011, we commenced a normal course issuer bid to purchase up to 4,000 of our common shares.  Daily purchases on the Toronto Stock Exchange (“TSX”) are limited to a maximum of 47.833 shares. Once a week, we are permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider. All shares purchased will be cancelled.  On December 23, 2011, we received approval from the TSX to increase the number of common shares available for repurchase under the NCIB to 7,500. For the period August 19, 2011 through December 31, 2011, 2,622 common shares were purchased and cancelled at a total cost of approximately $55,800. As of March 2, 2012, an additional 830 common shares have been purchased and settled.

Changes to share capital resulting from the Company’s secondary offering

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company purchased 1,000 common shares from the underwriters in the secondary offering, at the public offering price of $23.50 per share.  The common shares purchased were cancelled and are no longer outstanding.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up. On December 31, 2010, all special shares were redeemed in conjunction with the exchange of all PPSs to common shares of the Company.

Preferred Shares

No preferred shares are outstanding. Each series of preferred share, when issued, shall have rights, privileges, restrictions and conditions which are determined by the Board of Directors prior to their issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest

All PPSs outstanding on December 31, 2010 were exchanged for common shares of the Company.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	December 31, 2011
	Payments due
		Less than 1			Greater than 5
Contractual obligations	Total	year	1-3 years	4-5 years	years

Long-term debt (current and long-term)	$1,313,093	$1,500	$1,202,593	$––	$109,000
Interest on long-term debt(*)	160,918	38,395	62,202	6,168	54,153
Landfill closure and post-closure costs, undiscounted	641,152	9,468	28,691	18,207	584,786
Interest rate swaps	6,929	3,467	3,462	—	—
Commodity swaps	346	189	157	—	—
Foreign currency exchange hedges	20,400	16,400	4,000	—	—
Operating leases	58,267	12,301	19,055	13,189	13,722
Other long-term obligations	20,649	—	—	20,649	—
Total contractual obligations	$2,221,754	$81,720	$1,320,160	$58,213	$761,661

Note:

(*)Long-term debt attracts interest at both fixed and variable interest rates. Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at December 31, 2011. Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at December 31, 2011 are as follows:

	Available		Letters of	Available
	lending	Facility drawn	credit	capacity

Canadian long-term debt facilities - stated in C$
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$525,000	$349,000	$55,481	$120,519

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$1,122,500	$800,500	$143,655	$178,345
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(*)	$194,000	$109,000	$—	$85,000
Other	$3,396	$3,396	$—	$—

Note:

(*)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility. However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. facilities)

At December 31, 2011, funded long-term debt to EBITDA is as follows:

	December 31, 2011		December 31, 2010
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.81	3.21	1.91	3.20
Funded debt to EBITDA maximum(*)	3.00	4.00	3.00	4.00

Note:

(*)Our U.S. long-term debt facility precludes IESI Corporation from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Canadian facility

On December 31, 2011, advances under our Canadian facility were C$349,000 and total letters of credit amounted to approximately C$55,500. Available capacity at December 31, 2011, excluding the accordion, was approximately C$120,500 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.81 times.

We increased Canadian facility advances since December 31, 2010 by C$24,000.  Share repurchases of approximately $55,800 made in the year, compared to $nil in the prior year, is the primary reason for the increase. This amount was partially offset by excess free cash flow(B) generated by our Canadian operations.

Effective July 15, 2011, we amended pricing on our Canadian facility. Pricing on advances drawn under the facility declined by 62.5 basis points. Pricing ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over Bankers’ Acceptances (“BAs”) for borrowings on BAs. Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points. Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while pricing for non-financial letters of credit decreased between 41.3 and 41.7 basis points. All other significant terms remain unchanged.

U.S. facility

On December 31, 2011, advances under our U.S. facility were $800,500 and total letters of credit amounted to approximately $143,700. Available capacity under the facility at December 31, 2011, excluding the accordion, was approximately $178,300 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.21 times.

The increase in U.S. facility advances since December 31, 2010 totals $39,500 and is due in part to the purchase of 1,000 shares in the secondary public offering at a cost of $23,500. We also completed “tuck-in” acquisitions in the current year for total cash consideration of approximately $136,300. These amounts were partially offset by debt repayments from excess free cash flow(B) generated by our U.S. operations.

Effective July 7, 2011, we entered into a Second Amended and Restated Senior Secured Revolving Credit Facility (the “amended U.S. facility”).  By entering into the amended U.S. facility the total commitment increased to $1,377,500, from $1,250,000. Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has an “accordion feature” equal to $255,000. Financial covenants remained principally unchanged. However, the amended U.S. facility permits a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the parent company, Progressive Waste Solutions Ltd., borrow an amount no less than $150,000 and loan these borrowings to IESI. In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times will increase to 4.4 times should IESI receive monies from parent company borrowings. The amended U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges are not more than $10,000 under the 40% hedging requirement. This test is performed quarterly.

Pricing declined on advances drawn under the facility by 75 basis points. Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances. Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points. Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels. Standby fees declined by 12.5 basis points and range from 25 to 50 basis points. All other significant terms remain unchanged.

Long-term debt to pro forma adjusted EBITDA(A)

Our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is 2.47 times.

Working capital

Our consolidated working capital position at December 31, 2011 is in a deficit position of approximately $36,600. It is common for us to operate with a working capital position in deficit. Our treasury function actively manages the Company’s available working capital with a mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others. While our working capital position may be in deficit, our ability to generate cash from operations is healthy. We also view our access to funds available under our credit facilities to be sufficient in the short term to meet our working capital demands. Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

A portion of our two revolving credit facilities and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on BAs or LIBOR.  Certain U.S. drawings, $460,500, together with amounts drawn on our Canadian revolving facility, C$349,000, and certain amounts drawn on our IRBs, $64,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a $4,605, C$3,490 and $640, change in annualized interest expense, respectively. A rise or fall in interest expense incurred by our Canadian business has a direct impact on current income tax expense. Accordingly, a C$3,490 increase in interest expense reduces current income tax expense by approximately C$1,000.  Currently, our U.S. business has losses available for carryforward to shelter income otherwise subject to tax. Accordingly, a $4,605 and $640 increase in interest expense will result in lower deferred income tax expense of approximately $1,900.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our debenture, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities. Failure to comply with the terms included in any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full. Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit management’s discretion with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

Fuel hedges, interest rate swaps and foreign currency exchange agreements

U.S. fuel hedges

	Notional
	amount
	(gallons per	Diesel rate
	month	paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
May 2011	165,000	$3.03	NYMEX Heating Oil Index	January 2012	May 2012
May 2011	330,000	$3.01	NYMEX Heating Oil Index	June 2012	December 2012

Canadian fuel hedges

	Notional
	amount (litres	Diesel rate
	per month	paid
	expressed in	(expressed in
Date entered	litres)	C$)	Diesel rate received variable	Effective date	Expiration date

September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	625,000	$0.77	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	950,000	$0.78	NYMEX Heating Oil Index	July 2012	December 2012

Interest rate swaps

		Fixed interest	Variable
		rate (plus	interest
	Notional	applicable	rate
Date entered	amount	margin)	received	Effective date	Expiration date

September 2007	$35,000	4.89%	0.37%	October 2007	October 2012
March 2009	$10,000	1.72%	0.41%	March 2009	January 2012
October 2010	$160,000	1.07%	0.27%	November 2010	July 2014
March 2011	$60,000	1.61%	0.27%	April 2011	July 2014
June 2011	$30,000	1.13%	0.27%	July 2011	July 2014
October 2011	$45,000	*	*	October 2011	April 2013

Note:

(*) This interest rate swap agreement is based on LIBOR with an interest rate cap of 3.0%.

Foreign currency exchange agreements

		Foreign
	U.S. dollars	currency
Date entered	purchased	exchange rate	Effective date

January 2011	$4,200	0.9999	January 2012
November 2011	$4,100	1.0008	April 2012
November 2011	$4,100	1.0025	July 2012
November 2011	$4,000	1.0042	October 2012
November 2011	$4,000	1.0057	January 2013

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, suitable market conditions and maintaining our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (as required by the terms of our U.S. facility), preclude us from entering into commodity swaps to hedge a portion of diesel fuel that is consumed in our operations and or preclude us from entering into foreign exchange currency agreements to hedge dividends paid between Canada and the U.S.

The following sets forth the credit ratings that we have received from rating agencies in respect of our Canadian senior secured series B debenture and our U.S. facility.

Canadian rating

On September 30, 2011, DBRS confirmed their BBB low rating on our Canadian senior secured series B debenture.

U.S. ratings

On September 30, 2011, S&P revised its rating to BB+ positive. Moody’s rating is Ba2 stable and was updated October 12, 2011.

Cash flows

	Year ended December 31
	2011	2010	Change
Cash flows generated from (utilized in):

Operating activities	$395,706	$293,861	$101,845
Investing activities	$(311,298)	$(419,683)	$108,385
Financing activities	$(84,795)	$134,227	$(219,022)

Operating activities
Year ended

Year over year, the acquisition of WSI had a significant impact on cash derived from operating activities. Revenues, less operating expenses and SG&A, increased approximately $140,400, a significant portion of which was derived from our acquisition of WSI, and other acquisitions completed in both 2010 and 2011. This improvement was partially offset by higher interest on long-term debt, current income tax and other expenses, approximately $13,300, $11,200, and $7,600, respectively.  Discussions of our operating performance, including changes in interest, cash income tax and other expenses, are included in the Review of Operations section of this MD&A.

Investing activities
Year ended

In comparison to the prior year, we invested less in acquisitions. While the timing of acquisitions plays a significant role in our spending year-to-year, the lower current year acquisition activity allowed us to allocate excess free cash flow(B) to share repurchases. With the acquisition of WSI completed in 2010, we naturally experienced a comparative increase in both capital and landfill purchases year over year due to a larger collection of assets and book of business. Also, proceeds received in the prior year from the divestiture of certain WSI assets, as required by the Canadian Competition Bureau consent agreement, were simply not repeated in the current year.  Capital and landfill spending is addressed in more detail in the Other Performance Measures - Capital and landfill purchases section of this MD&A.

Financing activities
Year ended

On the financing front, we basically borrowed to acquire companies and used our excess cash to repurchase common shares, pay dividends and fund a portion of the acquisitions we completed in the year. The increase in cash utilized in financing activities reflects exactly that.

We view our ability to generate cash from operations as strong and we expect the cash derived from operations to be more than adequate to continue funding our base operations for some time. We don’t anticipate any change to this expectation in the near to midterm and don’t foresee any change that could adversely impact our ability to borrow on our long-term debt facilities or raise capital in the equity markets.

Critical Accounting Estimates

General

Our MD&A uses information from our financial statements prepared in accordance with U.S. GAAP.  In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill and other assumptions used in our determination of impairment, deferred income taxes, accrued accident claims reserves and other areas of our business that require judgment. Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. Actual amounts could differ significantly from estimated amounts.

We believe that we employ significant estimates in the determination of certain accounting amounts in the areas outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering cost estimates. Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques. Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.

Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals. Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs. A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise. An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods. All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A). Landfill amortization expense will decline by a similar amount. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance. If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase. Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills operation or its ability to operate as a going concern.

As landfills near the end of their active life, which is the case for our Calgary landfill, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term compared to our other landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to the following: engineering estimates for materials and labour to construct landfill capacity, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental regulation that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired. Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site. Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use. These amounts are amortized over the period in which the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

General

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment  when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

The impairment test is a two step test. The first test requires us to compare the fair value of our reporting units to their carrying amounts.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. In determining fair value, we have utilized a discounted future cash flow approach. Additional measures of fair value are also considered by us. Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals. There may be circumstances where an alternative method to determine fair value is a more accurate measure. Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

Annual Test – April 30, 2011

We completed our annual test for impairment on April 30, 2011 and we determined that the fair value of our Canadian and U.S. south reporting units substantially exceeded their carrying amounts while the fair value of the northeast reporting unit exceeded its carrying amount by a marginal amount.

There is significant subjectivity in estimating fair value. Accordingly, increases in interest rates, all else equal, would result in an increase in the risk free rate of interest and cause the discount rate to increase resulting in a lower calculation of fair value applying the discounted cash flow approach. In addition, we have significant operating losses that are available to shelter income that is otherwise subject to tax.  The erosion of these losses resulting from the reporting unit continuing to generate income subject to tax increases cash taxes which results in a reduction of the reporting unit’s fair value applying the discounted cash flow approach. Finally, a decline in operating performance due to loss of business or economic weakness could also result in a lower calculation of fair value under either approach.

Update – September 30, 2011

FASB’s guidance on intangibles — goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to undertake to test goodwill for impairment. The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the information is regularly reviewed by segment management.  We have defined our operating segments as follows: Canada, U.S. northeast and U.S. south. There are several components that exist under each operating segment. However, we have determined that since the components under each operating segment share similar characteristics, our operating segments are also our reporting units. The amount of goodwill assigned to each reporting unit and the methodology employed to make such assignments has been applied on a consistent basis.

Our annual test for impairment, conducted on April 30, 2011, concluded, at that time, that the fair value of our U.S. northeast reporting unit was in excess of its carrying amount, recognizing that the margin of excess wasn’t significant. Since April, our U.S. northeast business has been subjected to an economic environment that has continued to weaken and where competition remains strong. Accordingly, these deteriorating economic conditions and resilient levels of competition, represent a change in business climate that we weren’t anticipating or reflect in our step one test for impairment in April. We re-performed step one of the goodwill impairment test as of September 30, 2011 and reached the conclusion that the carrying amount of the U.S. northeast reporting unit was in excess of its fair value. We also concluded that in light of the weak economic outlook that it was more likely than not that impairment exists.  Accordingly, we commissioned a third party to assist us with step two of the goodwill impairment test.  Step two of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. We completed the second step of the impairment test in the fourth quarter of 2011 and the resulting impairment loss amounted to approximately $360,600.

The fair value of goodwill for our U.S. northeast reporting unit was determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

In determining fair value, we utilized a discounted future cash flow approach. We concluded that the discounted future cash flow approach to determine fair value was the most appropriate for the following reasons: quoted market prices for the sale of a similar basket of assets, liabilities, revenues and expenses were not readily available, prices for the sale of a comparable business of the same size and composition of operations was not readily available and finally, we employ the discounted future cash flow approach when we value and acquire companies and therefore believe that a market place participant would apply a similar approach. We also calculated fair value applying the market multiple approach. The fair value calculated applying the market multiple approach was compared to the results calculated applying the discounted cash flow approach as a measure of reasonability.

The discounted cash flow approach employs a variety of assumptions, including revenue growth, capital and landfill spending, margins, acquisitions, corporate cost allocations and tax and discount rates. The primary assumptions we used to determine the fair value of our U.S. northeast reporting unit were as follows: revenue growth of 2.0%; capital and landfill expenditures equal to 13.2% of revenue in year one and declining by 0.5% in each year thereafter until a value of 9.0% of revenue was attained; revenue less operating and SG&A expense margin of 24.2% with no annual improvement; no acquisitions or corporate cost allocations were assumed; a tax and discount rate of 40% and 8.9%, respectively, was applied.

The discounted cash flow approach assumptions we applied at September 30, 2011 differed from those we applied at April 30, 2011 as follows:

a.              Our revenue growth rate assumption declined from 3.0% in April to 2.0% in September. The decline is a function of several factors, including: refined volume and pricing growth assumptions in light of continued economic weakness coupled with a softer economic outlook in this segment and heightened competition in this segment for volumes which are constrained

b.              Our April 2011 broader economic assumptions have been tempered as well. The economy, especially in this segment, has only delivered marginal improvements since the prior year and the Department of Commerce and gross domestic product outlooks suggest that 2.0% may be attained, but accelerated growth is some distance away

c.               The introduction of rail haul by some of our competitors to their landfill sites has increased the competitive reach for volumes that have typically been destined for our landfills. Accordingly, our landfill volumes and pricing have come under pressure to remain competitive in this segment

d.              Capital and landfill expenditures have increased from our April 2011 assumptions due to project related spending expected in 2012 and for a period thereafter to remain competitive in this market place

e.               The assumption of margin expansion has also been tempered in light of waning economic conditions and the increase in competitive pressures. Margin expansion is predicated on strong pricing and volume gains, and since neither is expected to be robust in the near to medium term, the expectation of margin expansion has been sidelined. At April 2011, we anticipated modest margin expansion of 10 basis points annually

f.                We refreshed our revenue and EBITDA(A) assumptions to reflect our revised expectations for this segments performance, as presented to, and approved by, the Company’s board of directors

g.               We refreshed our discount rate to 8.9% using rates and factors in effect at September 30, 2011, compared to 8.09% applied at April 30, 2011

Assumptions that remained unchanged between our September 30, 2011 and April 30, 2011 discounted cash flow calculations are as follows:

a.              No acquisitions have been assumed

b.              Tax rates remained unchanged

c.               Amortization and asset retirement spending has been refreshed, but was effectively unchanged

There is significant subjectivity in estimating fair value.  Accordingly, changes in any one of these assumptions could have a significant impact on the implied fair value of goodwill we derived for our U.S. northeast reporting unit. The net carrying amount of goodwill allocated to the U.S. northeast segment, net of impairment charges, at December 31, 2011 is approximately $51,700.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs. Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical, and expected, ability to generate income subject to tax.  Should we be unable to continue generating income subject to tax, deferred tax assets resulting from unutilized loss carryforwards may not be available to us prior to their expiry. Looking forward, we will continue to defer the use of discretionary tax deductions in periods where the expiry of loss carryforwards maybe impacted by their use with a view to maximizing our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not. Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $76,000.  Loss carryforwards available to us from our acquisition of WSI and related specifically to WSI’s U.S. operations are included in this amount. In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

We recognize accounting expense related to landfill closure and post-closure costs and these accounting expenses are not deductible for tax on a similar basis. This difference has resulted in a deferred tax asset. We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site. We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued accident claims reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims. For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self insured levels.  We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation, including a variety of assumptions and variables used in option pricing models; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures. This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurement categories accompanied by a description of the reasons for the transfers, a reconciliation of fair value measurements for items included in Level 3, presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosure of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For us, this guidance was effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements, which became effective January 1, 2011.  This guidance did not have a significant impact on our financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional business combinations guidance for the disclosure of pro forma revenue and earnings. The additional guidance specifies that if a public entity presents comparative financial statements, the entity should only disclose pro forma revenue and earnings of the combined entity for the business combination(s) that occurred during the current year as if they had occurred at the beginning of the reporting period in the comparative year.  The amendments also expand the supplemental pro forma disclosures which requires a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings. For us, this guidance became effective prospectively for business combinations occurring on or after January 1, 2011 and early adoption was permitted. This guidance did not have a significant impact on our financial statements.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, FASB issued amendments to change the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements. These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS. The amendments are applicable prospectively. For us, this guidance is effective January 1, 2012 and early adoption is not permitted. This guidance is not expected to have a significant impact on our financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In either instance, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. An entity is also required to present on the face of the financial statements adjustments for items reclassified from other comprehensive income to net income and present these adjustments with the components of net income and other comprehensive income.  In December 2011, FASB indefinitely deferred the second requirement.  The amendments are to be applied retrospectively and are effective for us on January 1, 2012. Early adoption is permitted. This guidance is not expected to have a significant impact on our financial statements.

Intangibles – Goodwill and Other: Testing Goodwill for Impairment

In September 2011, FASB issued amendments in respect of testing goodwill for impairment. The amendment provides an entity with the option to qualitatively assess factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If an entity’s qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then the entity is not required to perform step one of the two-step impairment test. However, if an entity’s assessment concludes otherwise, the entity is required to perform the first step of the two-step impairment test which requires the entity to calculate the fair value of the reporting unit and compare it to its carrying amount.  The amendments also provide the entity with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test. An entity may resume the qualitative assessment in a subsequent period. The amendments are effective for our annual and, if necessary, interim impairment tests performed after December 31, 2011. This guidance is not expected to have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

On January 4, 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each. The remaining fifty percent ownership interests are held by two trusts. The brother of one of our directors serves as a trustee for both trusts. Our director serves as a trustee for one of the two trusts and has no economic interests in the trusts or their underlying assets. The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Investments in which we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. The equity method of requires that we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements, which we include in our determination of net income. In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from our investee reduces the carrying value of our investment.

On December 6, 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity. Interest on the note accrues at a rate equal to the greater of 5.5%, or bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity. The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

A company providing transportation services to us is owned by an officer of a BFI Canada Inc. subsidiary.  Total charges of approximately $2,400 (2010 - $1,800) were incurred for the year ended December 31, 2011.  Pricing for these transportation services is billed at market rates which approximates fair market value.

We lease office space that is owned by one of our directors.  The lease commenced in 2004 and has a lease term expiring in September 2014. The cost of the lease approximates C$320 annually. We have sublet this lease, however the sublet amount only partially offsets the annual lease commitment.

These transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to the Company’s shareholders. Management is further committed to deliver a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases and or dividend increases.  Management’s objective is to continuously improve the business, which equates to a focus on revenue growth and effective cost management. New market entry, existing market densification, and landfill development is our business focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste. In addition, we will continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them.  Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows. We remain committed to actively managing these strengths in the future.

Strategy

Increase collection density. We seek to principally compete in high density, urban markets that provide us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to continue our focus on growing within existing markets that support our market strategy and will pursue growth in new markets that provide similar opportunities.

Optimize asset mix to improve return on capital.  We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies. By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations. Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies in our U.S. northeast operations.

Generate internal growth. We seek to leverage our market positions and asset profile to drive internal revenue growth. Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density, we can enhance the internalization and margin profile of our existing operations. In addition, we intend to apply different pricing strategies, when appropriate, to adequately capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations to our disposal assets. Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business. We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed to operate these facilities economically. In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in a market.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) basis.  Our acquisition efforts are focused in markets that we believe enhance our existing operations or provide significant growth opportunities.  We have identified a significant acquisition pipeline that meets our strategic criteria. We believe that our experienced management team, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with a view to eliminating variability in our operating results and cash flows. However certain services and contracts make it difficult for us to recover fuel and commodity price variability. Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

We believe that our revenue growth is closely correlated to both gross domestic product (“GDP”) and overall population growth in the segments we serve. Accordingly, we are targeting to realize revenue growth in Canada which is equal to or greater than 2012 GDP growth. In addition, we remain committed to the pursuit of this volume and organic growth to improve density and productivity, and we will continue to look for pricing growth in the markets we serve. Further, we will look to maximize landfill tonnages and recover operating cost variances resulting from diesel fuel pricing and other cost variables, and we will continue our growth through strategic “tuck-in” acquisitions.

In the U.S., we expect portions of our U.S. south operations will grow on pace with GDP growth, but anticipate our Florida operations will fall short of this target. In light of the prolonged economic downturn and high levels of competition impacting operations in our U.S. northeast business, we expect the U.S. northeast to also trail the GDP growth average in the coming year. Not unlike our Canadian operations, we continue to execute our market focused strategies in the U.S. to influence price, volume, densification and productivity and we will continue to pass along operating cost variability and continue our growth through strategic acquisition where available.

Other

Calgary landfill

We are actively executing our plan to develop a replacement site for our Calgary landfill. We are in the process of constructing a transfer station to accommodate both internal and external wastes that would have otherwise been destined for our Calgary landfill in the event the site is closed before a replacement site becomes operational. Should this occur, we anticipate hauling waste to our Coronation landfill or another third party site as an interim measure and we expect to incur additional costs as a result. Should a replacement site not become operational on or before the Calgary landfill ceases to accept waste, we expect the impact could be as much as a $15,000 reduction to EBITDA(A).

Commodity pricing

Our revenues and earnings are impacted by changes in commodity prices, which principally include OCC and other paper fibers, including newsprint, sorted office paper and mixed paper.  Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. Based on current volumes, a ten dollar change in the price of OCC and paper fibers results in an approximately $7,000 change to revenues and an approximately $0.035 to $0.04 change to net income per diluted share on an annual basis.

Foreign currency

We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and earnings in Canada. We have provided our guidance assuming parity between the Canadian and U.S. dollar. If the U.S. dollar strengthens by 10 basis points our reported revenues will decline by approximately $7,600. EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by 10 basis points, our reported results will improve by similar amounts.

Taxation

In March 2010, the Minister of Finance announced that it intended to allow property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up. The Minster’s announcement requires enactment before we can record the benefit for accounting purposes due to the wind-up of the trust in 2009. The benefit is expected to be in excess of C$3,000.

Our U.S. business continues to utilize its loss carryforwards to offset income otherwise subject to tax. Based on the current rate of utilization and expected performance of our U.S. business, we expect that loss carryforwards will be fully utilized as early as the fourth quarter of 2013. Accordingly, current income tax expense will increase significantly as a result of the full utilization of loss carryforwards. The increase in current income tax expense in 2013 and beyond will have a significant impact on the amount of net income and free cash flow(B) we generate and the free cash flow(B) yield we return. We estimate that for 2014, total current income tax expense will increase by approximately $40,000 to $45,000.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business. We have reviewed our investment in our U.S. business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after careful consideration of many factors.  Management’s stated strategy is to continue to grow through strategic acquisition and this growth will, most likely, be concentrated in the U.S.  Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes. We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada.  Applying this approach also eliminates exposure to foreign currency risk should the obligation requiring funding be denominated in Canadian dollars, which is typical for our Company.  Our Canadian operations have the ability to generate earnings and or draw on its credit facility to execute on this plan.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations. If, however, we are required to repatriate some portion of our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of BFI Canada Inc. We have reviewed our investment in our Canadian business and have concluded that our investment has been permanently reinvested. We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business. Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations. If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition. Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets. We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and share repurchase targets and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition. Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets and any capital market restrictions could affect this growth. We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

We commenced the purchase of our common shares under the normal course issuer bid in the current year. It is our intention to purchase approximately $75,000 to $100,000 of our common stock in 2012. Our intent to repurchase common shares in 2012 is subject to various factors, including but not limited to, economic and market conditions, our share price, acquisition opportunities, to name a few. Accordingly, we can provide no assurance that will satisfy our stated intent in the coming year.

Liquidity

Our ability to generate cash from operations is strong. Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business steady state. Going forward, we intend to apply a balanced approach to the use of these cash flows for strategic acquisitions, share repurchases, dividends and debt repayment.  Long-term, it is our strategy to maintain a consolidated total debt to EBITDA(A) ratio in the range of 2.3 to 2.7 times.

Finally, borrowing rates are at historical lows in the U.S. and at comparatively low levels in Canada. Accordingly, if the economy strengthens, we would expect interest rates to rise. An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid or common share repurchases funded by IESI, or the inability of IESI to return capital, will result in increasing withholding taxes from foreign source income received by the Company. In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order to complete and structure the transaction.  One such change resulted in our Canadian operations being partially owned by a U.S. holding company within our consolidated group of companies. Accordingly, a dividend paid by the Canadian parent for the benefit of, and distribution by, Progressive Waste Solutions Ltd. to its shareholders also requires the Canadian parent to pay a like dividend to the U.S. holding company. Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill.  On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets original cost but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant. Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros., and Fred Weber. Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable to derive the exact impact these acquisitions have had on amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life. If we continue to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or non-existent. To fulfill our objective, we have entered into cash flow hedges specifically tied to a portion of our forecasted diesel fuel purchases.

We have also entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest charged on borrowings under our U.S. facility and to satisfy a condition required by that facility. Accordingly, we have entered into cash flow hedges to fix the rate of interest on a portion of amounts borrowed on our U.S. facility.

We have designated certain commodity and interest rate swaps as cash flow hedges. The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect.

	Year ended December 31
	2011	2010

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income or loss, interest rate swaps	$(2,478)	$1,272
Other comprehensive income or loss, commodity swaps	(3,312)	939
Total other comprehensive income or loss, net of income tax	$(5,790)	$2,211

We measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Gains or losses are reclassified to net income or loss as diesel fuel is consumed. The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is approximately $1,500 (December 31, 2010 - approximately $1,900). The timing of actual amounts reclassified to net income is dependent on the movement of diesel fuel prices in the future. We measure and record any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with our obligation to pay interest on our U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is approximately $2,000 (December 31, 2010 - approximately $1,100). However, the actual amount reclassified to net income or loss is dependent the movement of interest rates in the future.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation. Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for old corrugated cardboard (“OCC”). In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with. Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change. Our maximum exposure to credit risk is equal to the fair value of cash and cash equivalents recorded on the consolidated balance sheet, approximately $14,100 (December 31, 2010 - approximately $13,400). We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances. We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $212,100 (December 31, 2010 - $207,100). We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk. The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk. We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies. These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection. We also have policies and procedures which establish estimates for doubtful account allowances. These calculations are generally based on historical collection or alternatively historical bad debt provisions. Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for. When accounts receivable are considered uncollectable, they are written-off against the provision. Recoveries of amounts previously written-off are recorded to the provision while other changes are recorded to SG&A.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt. Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due. Based on historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high. Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount. We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security. Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our consolidated balance sheet. Accounts receivable considered impaired at December 31, 2011 are not considered significant.

Other receivables

We are subject to credit risk on other receivables. We enter into agreements with cities in the province of Quebec to finance containers. Senior management is responsible for reviewing each agreement, including but not limited to its financial terms, in advance of entering into the agreement. Management views cities in the province of Quebec to be low risk counterparties. Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $800 (December 31, 2010 - $1,300). We typically retain ownership of the containers until such time as all payments are received. Ownership of the containers is transferred to the respective city upon full receipt of payment. We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $9,200 (December 31, 2010 - $8,900). Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts. However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities. Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing. Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity.  Through our treasury function, we manage liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring our available liquidity through our revolving credit facilities. The treasury function is also required to ensure that liquidity is made available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee. Our treasury function also actively manages our liquidity and is in regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Our exposure to currency risk is attributable to the movement of monies between Canada and the U.S. Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company. To mitigate this risk, management uses its discretion in the determination of where dividend and share repurchases are funded from, but looks to fund these amounts from cash flows generated from Canadian sources whenever possible. Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements. Our Board of Directors also considers currency risk when establishing the Company’s dividend. For the year ended December 31, 2011, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to a U.S. holding company, we entered into four FX hedges in January 2011 to eliminate FX fluctuations on Canadian dollars received by our U.S. holding company. These FX hedges settled in April, July and October 2011 and January 2012. We entered in to additional FX hedges in November 2011 which settle in April, July and October 2012 and January 2013.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk arises from our interest bearing financial assets and liabilities. We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are our long-term debt facilities. Although our debenture, a portion of our U.S. revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

Our two revolving credit facilities and a portion of our IRBs are subject to interest rate risk. An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt. We are also subject to interest rate risk on funded landfill post-closure costs. Funded landfill post-closure costs are invested in interest rate sensitive short-term investments. An increase or decrease in the return on invested amounts results in either a decrease or increase in our funding obligation. We are also subject to interest rate risk on our cash equivalents balance and other receivables.

We have entered into interest rate swaps as a condition of our U.S. long-term debt facility to fix a portion of our variable rate interest charge on borrowings. The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk. Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk. The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis. Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. We verify the reasonableness of these quotes using similar quotes from another financial institution at the date our financial statements are prepared. In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information to derive our fair value estimates. The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from a financial institution that trades these contracts. We verify the reasonableness of these quotes by comparing them to the Bank of Canada noon spot rates, plus a reasonable premium to market. The five foreign currency exchange agreements outstanding at December 31, 2011 are for the exchange of between $4,200 and $4,000 quarterly. Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is considered remote.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside our control, including consumer confidence, interest rates and access to capital markets. Although our services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases our revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected. Due to the inherent diversity of our customer base and the nature of our service, we haven’t been, nor do we expect to be, severely affected by downturns in the worldwide economy. While our U.S. northeast operations have been impacted the most by the economic downturn, we don’t believe that region is not able to continue as a going concern.  As outlined in the Outlook - strategy section of this MD&A, the composition of assets in this segment is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of our collected waste stream and optimize this segment’s asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and this is in addition to complying with land use, environmental and other regulatory requirements. Often, we also face resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder internalization and impair our business strategy. To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business. However, a failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded to our consolidated statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance. Please refer to the Outlook section of this MD&A for a discussion about our Calgary landfill site.

Our long-term debt facilities existing at December 31, 2011 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our debenture, term loan, revolving credit facilities and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with the terms of any of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of our credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (that are required by the terms of the U.S. facility), commodity swaps for a portion of diesel fuel that is consumed in our operations or foreign currency exchange agreements.

Our Canadian senior secured series B debenture is rated BBB low by DBRS. Our U.S. facility is rated BB+ positive by S&P and Ba2 stable by Moody’s

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations. As of December 31, 2011, we had total indebtedness of approximately $1,313,000. Our degree of leverage could have important consequences, including:

•                  increasing our vulnerability to adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•                  limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

•                  place us at a disadvantage compared to our competitors that have less debt; and

•                  limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

We believe our leverage is within our acceptable target range and don’t expect to be encumbered by it.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills. We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline. Additional discussion is included in the Critical Accounting Estimates – Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. We typically satisfy these requirements by posting bonds.  As of December 31, 2011, we had approximately $295,500 of such bonds in place. Closure bonds are difficult to obtain. If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance. While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term. We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history. We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

•                  identify suitable businesses to buy;

•                  negotiate the purchase of those businesses on acceptable terms;

•                  complete the acquisitions within our expected time frame;

•                  improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•                  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets. We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered. The lack of improvement in economic and competitive conditions in our U.S. northeast segment has resulted in us recognizing a goodwill impairment charge. We attribute a portion of the impairment charge to the results of our Winters Bros. acquisition which has been significantly impacted by the conditions present in this segment. While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are cognizant of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire. Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared and shares repurchased. Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet. Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness. Higher interest expense will serve to reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a significant portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy will continue to place significant demands on our financial, operational and management resources. In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems. We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date. We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements. At present, we deem the risk of managing our growth to be low.

The acquisition of WSI may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our shares

We expect that the acquisition of WSI will be accretive to earnings per share, after taking into account transaction costs, within two years from completion of the acquisition. This expectation is based on estimates that may materially change. We could also encounter additional transaction and integration related costs or other factors, such as the failure to realize all of the benefits anticipated. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the acquisition and cause a decrease in the price of our shares. Based on transaction and restructuring costs incurred since the closing of the acquisition, we don’t foresee the continuing impact of these costs having a material impact on our operating results.  Additionally, we have recognized synergies expected from the acquisition at a rate which has met our expectations. Accordingly, we deem the risk of a negative impact on the market price of our shares to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that requires competitive bidding by a variety of potential service providers. Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future. Contracts that we re-bid and successfully retain may be won at lower pricing levels, but still provide acceptable returns. We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all. These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit our customers to terminate them before the end of the contractual term. Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings. Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives. We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition. However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not less than the pace of loss. Accordingly, our organic growth has historically been positive and we expect this trend to continue.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce our revenues and profitability. For the year ended December 31, 2011, 57.6% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels. We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us. Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations. In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline. We have been successful in maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, we face the most significant challenge, representing a combination of soft economic conditions coupled with increasing competition.  Accordingly, we have been burdened with increasing pricing pressures for a basket of constrained volumes. We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the goal of protecting both.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are concentrated in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations. Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following twelve states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland and Illinois, as well as the District of Columbia.

We derived more than 13.8% of our revenue during 2011 and 18.8% of our revenue for 2010 from services provided in Texas, and more than 14.8% of our revenue during 2011 and 16.0% of our revenue for 2010 from services provided in New York. With the addition of WSI in July 2010, we also derived more than 12.9% of our revenue from services provided in Florida during 2011 and more than 8.2% of our revenue for the six months ended December 31, 2010. Accordingly, economic downturns in Texas, New York, and Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of our collection operations. Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills.  We employ various strategies to combat the seasonal nature of our business where we can. Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations. We actively participate in the local economies we operate in and are an active voice directed at various levels of government. We will continue to be active to ensure our interests are heard and are considered.

Revenues generated under municipal contracts with New York City represented 2.7% of our consolidated revenue in 2011. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 2.7% of our consolidated revenue in 2011 and 3.4% of our consolidated revenue in 2010 to our municipal contracts with New York City. New York City recently issued bids with respect to two municipal contracts. In February 2011 we responded to the bids and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three year term. While the award is for the entire amount of the contract, we have lost certain volumes that were otherwise transferred to our landfills. As with prior contracts, New York City can terminate them upon 10 days’ notice. If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. We have and will continue to make proposals as requested by the City until the City decides on the final plan and contractors. If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service. We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2011, approximately 1,800, or 25.5%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2015 and have terms ranging from three to five years, except for one which has a one-year renewal.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters. If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through “cooling off” periods, which are often followed by union initiated work stoppages, including strikes.  Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue. We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and or impose undue costs on us. We remain confident that we can continue to successfully negotiate union contracts efficiently and without the contracts being cost prohibitive.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows. From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions. We have entered into a series of fuel hedges in both Canada and the U.S. with a view to limiting our exposure to fluctuating diesel fuel prices and to reduce operating cost variability. While we have typically been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts permit us to pass along increasing diesel fuel costs and our pass through of these costs has been most difficult in the U.S. northeast in light of current market conditions and competition for volumes.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited will, and does, allow us to stay operating cost variability. We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process for sale certain recyclable materials, such as OCC, paper, including newsprint, sorted office paper and mixed paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC with a view to limiting our exposure to fluctuating OCC prices. We believe our sources of revenues are sufficiently diversified to inherently limit our exposure to commodity price fluctuations that could have a significant impact on our revenues and earnings. Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need. The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth. We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success. We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions. We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment. Any such charges could have a material adverse effect on our results of operations. Please refer to the Critical Accounting Estimates section of this MD&A for a detailed discussion about the goodwill impairment charge attributable to our U.S. northeast segment.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations. We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims. We are not aware, nor do we have any indication, that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations. As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations. While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us. Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other. We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive. We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price. Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry. We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future. In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations. Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors. In markets where we are not able to assemble, or have yet to assemble, a vertically integrated suite of assets, we strive to obtain market influence. Generally, we are either the number one, two or three operator in every market we conduct business in. We deem profitability and growth risk as low in our Canadian and U.S. south segments, but moderate in our U.S. northeast segment.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

•                  reducing waste at the source, including recycling and composting;

•                  prohibiting disposal of certain types of waste at landfills; and

•                  limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•                  requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•                  prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services. While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution. And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place, which could include, but is not limited to, strategies to protect or grow market share or operating margins. We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future cell closure and landfill closure and post-closure costs may turn out to be significantly different from actual results. In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such events occur at a landfill certain of our cash expenditures for closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the goodwill associated with the landfill may be subject to impairment testing. Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption. Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  Many of our landfills are permitted for significant periods of time, such that a change in expansion assumptions limits our exposure to change. Accordingly, we don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented. Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements. We remain diligent in our review of accounting rules and regulation. We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. While we have prepared our financial statements in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures. Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations. We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.

Risks and uncertainties related to an investment in shares

Future issuances of shares will be dilutive to existing shareholders

We are authorized to issue an unlimited number of shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors, generally without the approval of shareholders. Existing shareholders have no pre-emptive rights in connection with such further issues. Subject to rules of the Toronto and New York stock exchanges requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders. Sales or issuances of substantial amounts of shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for our shares.

Shares are publicly traded, and are subject to various factors that could make share price volatile

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the shares for reasons unrelated to our performance.  The market price of shares may fluctuate based on a number of factors, including our operating performance, the public’s reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

Payment of dividends is subject to the discretion of the Board of Directors

Dividends paid by us may fluctuate.  The payment of dividends is subject to the discretion of the Board of Directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and our execution of our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission than a company incorporated in the U.S. Accordingly, there may be less information about us than publicly available from a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements. Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S. In order to maintain our current status as a foreign private issuer under U.S. securities laws, the majority of our shares must be either directly or indirectly owned by non-residents of the U.S. We may in the future lose our foreign private issuer status if the majority of our shares are held by residents of the U.S. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings. While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.  In addition, various former WSI employees who held certain responsibilities for compliance with U.S. regulatory authorities have continued with the Company which we believe will limit our exposure to increasing costs.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect services of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s board of directors in fulfilling its oversight responsibilities in relation to the following:

•                  establish and review of safety, health and environmental policies, standards, accountability and programs;

•                  manage and oversee the implementation of compliance systems;

•                  monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                  receive audit results and updates from management with respect to health, safety and environmental performance;

•                  review the annual budget for safety, health and environmental operations;

•                  commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                  matters customarily performed by the committee; and

•                  addressing any additional matters delegated to the committee by the Company’s board of directors.

The committee consists of no less than three directors. Its members and its Chair will be appointed annually by the board of directors, on the recommendation of the governance and nominating committee.

The board of directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee. Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee. The committee shall keep minutes of its meetings which shall be submitted to the board of directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•                  to review and recommend to the board of directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•                  to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the board of directors on the status of such matters;

•                  to review such other environmental matters as the committee may consider suitable or the board of directors may specifically direct.

The committee will regularly report to the board of directors on:

•                  compliance with safety, health and environmental policies;

•                  the effectiveness of safety, health and environmental policies; and

•                  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the board of directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate. The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed. The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities. These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes. To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us. Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies. Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies.  Policy owners are identified and referenced in the policy itself and will drive the input to their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results. When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance. Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size. Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities. Both the policy owner and executive management must approve all new policies and changes to existing policies. The audit committee and/or board of directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats. A printed copy of all policies is made available and maintained at each location. As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s).

Policy owners review their respective policies, at least annually, and update the content as necessary. Requests for new policies or permanent changes to existing policies are communicated to internal audit.  The internal audit department will review the request and present it to the relevant policy owner for evaluation. An inventory of existing policies is maintained on our Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly. We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results. Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state. In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill. Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these provinces. While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety. These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Our compliance with these regulatory requirements is costly. We may be required to enhance, supplement or replace equipment and or facilities. If we are unable to comply with these regulatory requirements, we could be required to close certain facilities. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible. We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations. We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others. We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties. We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment. The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations. The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements. While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation. In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels. This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs and three landfill gas to energy facilities. In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates. Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables. Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues. We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives. We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

The Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company, together with various levels of management, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting at December 31, 2011.  Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer are collectively satisfied that the Company’s disclosure controls and procedures were adequate and effective to ensure significant information relating to the Company is disclosed in accordance with various regulatory requirements. In addition, the Vice Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was adequate and effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

For the year ended December 31, 2011, there have been no changes to the Company’s internal control over financial reporting that had, or is reasonably likely to have, a material effect on its internal controls over financial reporting.

IFRS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. We are not required to comply with IFRS as we have elected to report our continuing financial results in accordance with U.S. GAAP.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations. A reconciliation between operating income or loss and adjusted EBITDA is provided below. Adjusted operating income and adjusted net income are also presented below.

	Year ended December 31
	2011	2010
Operating (loss) income	$(88,391)	$184,495
Transaction and related costs - SG&A	1,880	8,563
Fair value movements in stock options - SG&A	(6,808)	8,336
Restricted share expense - SG&A	2,107	1,977
Non-renewal of executive agreement - SG&A	9,928	—
Restructuring expenses and goodwill impairment	362,166	5,180
Adjusted operating income	280,882	208,551
Net gain on sale of capital assets	(3,412)	(414)
Amortization	257,066	207,666
Adjusted EBITDA	$534,536	$415,803

Net (loss) income	$(196,136)	$82,169
Transaction and related costs - SG&A	1,880	8,563
Fair value movements in stock options - SG&A	(6,808)	8,336
Restricted share expense - SG&A	2,107	1,977
Non-renewal of executive agreement - SG&A	9,928	—
Restructuring expenses and goodwill impairment	362,166	5,180
Interest on long-term debt (high yield defeasance)	—	2,409
Net gain on financial instruments	(4,984)	(5,493)
Other expenses	872	3,210
Net income tax expense or (recovery)	(34,022)	(3,916)
Adjusted net income	$135,003	$102,435

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note.

Management’s Report on Internal Control Over Financial Reporting

The management of Progressive Waste Solutions Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is reviewed and approved by the Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer with the expectation of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections regarding the effectiveness of these controls applicable to future periods are also subject to risk and may not be sufficient to meet the degree of compliance required to comply with the policy or procedure in the future.

Management conducted an assessment of the Company’s internal control over financial reporting (“ICFR”) based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is considered effective.

Based on management’s evaluation, the Vice Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011. There were no material weaknesses identified by management as of December 31, 2011.

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2011. Deloitte & Touche LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting.

Joseph D. Quarin (signed)	Thomas Cowee (signed)
Vice Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Management’s Responsibility for Financial Statements

The consolidated financial statements of Progressive Waste Solutions Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include amounts that are based on estimates and judgments which management has determined to be reasonable and presented fairly in all material respects.

The Company maintains systems of internal accounting and administrative controls. These systems are designed and operated effectively to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through their Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the Company’s external auditors to discuss auditing, internal controls, accounting policy and financial reporting matters. The Audit Committee reviews the consolidated financial statements with both management and the external auditors and reports its findings before the consolidated financial statements are approved by the Board of Directors.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the Company’s external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Joseph D. Quarin (signed)	Thomas Cowee (signed)
Vice Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the internal control over financial reporting of Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.) and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 2, 2012 expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

March 2, 2012

Toronto, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Progressive Waste Solutions Ltd.

We have audited the accompanying consolidated financial statements of Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.) and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, and the consolidated statements of operations and comprehensive income or loss, cash flows and equity for each of the years in the two-year period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Progressive Waste Solutions Ltd. and subsidiaries as at December 31, 2011 and December 31, 2010 and the results of their operations and cash flows for each of the years in the two-year period ended December 31, 2011 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants

March 2, 2012

Toronto, Canada

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Consolidated Balance Sheets (“Balance Sheet”)

December 31, 2011 and December 31, 2010 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	December 31,	December 31,
	2011	2010
ASSETS
CURRENT
Cash and cash equivalents	$14,143	$13,406
Accounts receivable (Note 7)	212,099	207,098
Other receivables	414	472
Prepaid expenses	31,484	27,254
Restricted cash (Note 8)	452	434
Other assets (Note 14)	1,972	1,928
	260,564	250,592
OTHER RECEIVABLES	376	806
FUNDED LANDFILL POST-CLOSURE COSTS (Note 17)	9,200	8,949
INTANGIBLES (Note 9)	257,731	272,082
GOODWILL (Note 10)	774,409	1,081,868
LANDFILL DEVELOPMENT ASSETS	15,869	12,174
DEFERRED FINANCING COSTS (Note 11)	19,983	21,157
CAPITAL ASSETS (Note 12)	776,058	758,287
LANDFILL ASSETS (Note 13)	958,792	975,691
INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 22)	3,973	4,117
OTHER ASSETS (Note 14)	649	4,764
	$3,077,604	$3,390,487
LIABILITIES
CURRENT
Accounts payable	$115,292	$100,181
Accrued charges (Note 15)	124,496	136,629
Dividends payable	14,540	15,296
Income taxes payable	10,693	14,425
Deferred revenues	17,645	20,378
Current portion of long-term debt (Note 16)	1,500	1,500
Landfill closure and post-closure costs (Note 17)	9,468	8,229
Other liabilities (Note 14)	3,484	6,091
	297,118	302,729
LONG-TERM DEBT (Note 16)	1,311,593	1,258,159
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 17)	92,034	90,010
OTHER LIABILITIES (Note 14)	7,484	7,329
DEFERRED INCOME TAXES (Note 24)	76,234	85,665
	1,784,463	1,743,892
COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS’ EQUITY (Note 18)

Common shares (authorized - unlimited, issued and outstanding - 118,040,683 (December 31, 2010 - 121,429,737))	1,824,231	1,878,286
Restricted shares (issued and outstanding - 252,150 (December 31, 2010 - 277,150))	(5,353)	(5,169)
Additional paid in capital	2,789	7,092
Accumulated deficit	(466,775)	(188,972)
Accumulated other comprehensive loss	(61,751)	(44,642)
Total shareholders’ equity	1,293,141	1,646,595
	$3,077,604	$3,390,487

James J. Forese (signed) - Non-Executive Chairman                 Douglas Knight (signed) - Audit Committee Chair

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of Operations and Comprehensive Income or Loss”)

For the years ended December 31, 2011 and 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	2011	2010

REVENUES	$1,840,096	$1,429,765
EXPENSES
OPERATING	1,094,067	839,973
SELLING, GENERAL AND ADMINISTRATION	218,600	192,865
RESTRUCTURING	1,609	5,180
GOODWILL IMPAIRMENT (Note 10)	360,557	—
AMORTIZATION	257,066	207,666
NET GAIN ON SALE OF CAPITAL ASSETS	(3,412)	(414)
OPERATING (LOSS) INCOME	(88,391)	184,495
INTEREST ON LONG-TERM DEBT	62,086	48,786
NET FOREIGN EXCHANGE (GAIN) LOSS	(73)	47
NET GAIN ON FINANCIAL INSTRUMENTS (Note 23)	(4,984)	(5,493)
OTHER EXPENSES	872	3,210
(LOSS) INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	(146,292)	137,945
INCOME TAX EXPENSE (Note 24)
Current	47,433	36,248
Deferred	2,315	19,410
	49,748	55,658
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	96	118
NET (LOSS) INCOME	(196,136)	82,169

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(12,520)	37,012
Derivatives designated as cash flow hedges, net of income tax $3,117 (2010 - ($1,217))	(5,790)	2,211
Settlement of derivatives designated as cash flow hedges, net of income tax ($646) (2010 - $46)	1,201	(86)
COMPREHENSIVE (LOSS) INCOME	$(213,245)	$121,306

NET (LOSS) INCOME - CONTROLLING INTEREST	$(196,136)	$74,105
NET INCOME - NON-CONTROLLING INTEREST	$—	$8,064
COMPREHENSIVE (LOSS) INCOME - CONTROLLING INTEREST	$(213,245)	$110,173
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$—	$11,133

Net (loss) income per weighted average share, basic (Note 18)	$(1.63)	$0.77
Net (loss) income per weighted average share, diluted (Note 18)	$(1.63)	$0.76
Weighted average number of shares outstanding (thousands), basic (Note 18)	120,683	96,451
Weighted average number of shares outstanding (thousands), diluted (Note 18)	120,683	107,479

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the years ended December 31, 2011 and 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	2011	2010

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net (loss) income	$(196,136)	$82,169
Items not affecting cash
Restricted share expense	2,107	1,977
Write-off of landfill development assets	—	290
Accretion of landfill closure and post-closure costs (Note 17)	5,071	3,827
Goodwill impairment	360,557	—
Amortization of intangibles	49,559	34,673
Amortization of capital assets	131,088	100,559
Amortization of landfill assets	76,419	72,434
Interest on long-term debt (amortization of deferred financing costs) (Note 11)	6,035	4,672
Net gain on sale of capital assets	(3,412)	(414)
Net gain on financial instruments	(4,984)	(5,493)
Deferred income taxes	2,315	19,410
Net loss from equity accounted investee	96	118
Landfill closure and post-closure expenditures (Note 17)	(4,345)	(5,749)
Changes in non-cash working capital items (Note19)	(28,664)	(14,612)
Cash generated from operating activities	395,706	293,861
INVESTING
Acquisitions (Note 5)	(139,857)	(301,084)
Restricted cash deposits	(18)	(52)
Proceeds from other receivables	474	554
Funded landfill post-closure costs	(381)	(285)
Purchase of capital assets	(112,348)	(97,647)
Purchase of landfill assets	(58,665)	(44,994)
Proceeds from the sale of capital assets	5,925	3,001
Proceeds from asset divestitures (Note 6)	—	23,753
Investment in landfill development assets	(6,428)	(2,929)
Cash utilized in investing activities	(311,298)	(419,683)
FINANCING
Payment of deferred financing costs	(4,811)	(16,226)
Proceeds from long-term debt	380,347	1,245,102
Repayment of long-term debt	(318,086)	(1,048,694)
Common shares issued, net of issue costs	—	(198)
Proceeds from the exercise of stock options (Note 18)	2,385	4,261
Repurchase of common shares (Note 18)	(79,326)	—
Purchase of restricted shares	(4,226)	(1,241)
Dividends paid to share and participating preferred share holders	(61,078)	(48,777)
Cash (utilized in) generated from financing activities	(84,795)	134,227
Effect of foreign currency translation on cash and cash equivalents	1,124	10
NET CASH INFLOW	737	8,415
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,406	4,991
CASH AND CASH EQUIVALENTS, END OF YEAR	$14,143	$13,406
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$14,142	$13,406
Cash equivalents	1	—
	$14,143	$13,406
Cash paid during the year for:
Income taxes	$49,509	$21,226
Interest	$59,289	$39,426

For information on non-cash transactions, refer to notes 5 and 18

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd. )

Consolidated Statement of Equity (“Statement of Equity”)

For the year ended December 31, 2011 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

						Accumulated other
				Additional		comprehensive
	Common	Restricted	Treasury	paid in	Accumulated	loss	Total
	shares	shares	shares	capital	deficit	(Note 18)	equity

Balance at December 31, 2010	$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$1,646,595
Net loss					(196,136)		(196,136)
Dividends					(60,646)		(60,646)
Restricted shares purchased		(4,226)					(4,226)
Restricted share expense				2,107			2,107
Vesting of restricted shares		4,042		(4,042)			—
Common shares issued on exercise of stock options	3,500			(1,115)			2,385
Common shares issued on exercise of warrants (Note 18)	750			(1,253)			(503)
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(3,188)				(3,188)
Deferred compensation obligation			3,188				3,188
Repurchase of common shares	(58,305)				(21,021)		(79,326)
Foreign currency translation adjustment						(12,520)	(12,520)
Derivatives designated as cash flow hedges, net of income tax						(5,790)	(5,790)
Settlement of derivatives designated as cash flow hedges, net of income tax						1,201	1,201

Balance at December 31, 2011	$1,824,231	$(5,353)	$—	$2,789	$(466,775)	$(61,751)	$1,293,141

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd. )

Consolidated Statement of Equity

For the year ended December 31, 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

							Accumulated other
	Non -				Additional		comprehensive
	controlling	Common	Restricted	Treasury	paid in	Accumulated	loss	Total
	interest	shares	shares	shares	capital	deficit	(Note 18)	equity
Balance at December 31, 2009	$230,014	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$1,015,546
Net income	8,064					74,105		82,169
Dividends	(4,006)					(48,179)		(52,185)
Restricted shares purchased			(1,241)					(1,241)
Restricted share expense					1,977			1,977
Common shares issued, net of issue costs and income tax		551,552						551,552
Common shares issued on exercise of stock options		6,643			(2,382)			4,261
Common shares issued on exchange of participating preferred shares (“PPSs”)	(237,141)	237,141						—
Stock options and warrants assumed on acquisition					4,950			4,950
Stock based compensation					429			429
Common shares acquired by U.S. LTIP				(2,153)				(2,153)
Deferred compensation obligation				2,153				2,153
Foreign currency translation adjustment	2,947						34,065	37,012
Derivatives designated as cash flow hedges, net of income tax	127						2,084	2,211
Settlement of derivatives designated as cash flow hedges, net of income tax	(5)						(81)	(86)
Balance at December 31, 2010	$—	$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$1,646,595

The accompanying notes are an integral part of these consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1. Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2. Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting its financial results in U.S. dollars also reduces foreign currency fluctuations in the Company’s reported amounts because the Company’s collection of assets and its operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar. As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting. The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss. Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements (“financial statements”). Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”), are stated in U.S. dollars, and reflect the following significant accounting policies.

Basis of presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions include the following: estimates of the Company’s allowance for doubtful accounts receivable;  future earnings, income tax and other estimates used in the annual, or step one and step two, test for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; accrued insurance reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation and warrants, including a variety of assumptions used in the option pricing model; the fair value of financial instruments; realization of deferred income tax assets; and deferred income tax assets and liabilities. Accordingly, results may differ significantly from these estimates.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid short-term money market investments that have an original term to maturity of three months or less.

Other receivables

Other receivables may include direct finance lease receivables.

Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables.  Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease.

The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower. Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which impairment occurs.

Restricted cash

Cash received on the issuance of variable rate demand solid waste disposal revenues bonds (“IRBs”) is made available for certain purposes which may include some or all of the of following: landfill construction or equipment, vehicle and or container expenditures. Cash received in advance of certain permitted expenditures is not available for general Company purpose or use. Accordingly, restricted cash amounts are classified as restricted cash on the Company’s balance sheet. Deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the statement of cash flows.

Intangibles

Intangible assets include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names, and all are deemed to have finite lives. Finite life intangibles are amortized on a straight-line basis as follows:

Customer collection contracts	Estimated contract term net of attrition
Customer lists	2-12 years
Non-competition agreements	2-5 years
Transfer station permits	10-25 years
Trade-names	2-13 years

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated or an increase in competition; a loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood  that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. The Company has identified its reporting units as its operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.  With the acquisition of Waste Services, Inc. (“WSI”) in 2010, the Company added WSI’s Canadian operations to its Canadian segment and WSI’s U.S. operations to its U.S. south segment.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The impairment test is a two step test. The first test requires the Company to compare the fair value of its reporting units to its carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. In determining fair value, the Company has utilized a discounted future cash flow approach. Additional measures of fair value are also considered by the Company. Accordingly, the Company compares fair values determined using a discounted future cash flow approach to other fair value measures which may include some or all of the following: market multiple approach, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure. A prolonged recession, loss of business or loss of an operating permit could render goodwill impaired and could have a material adverse effect on the Company’s financial condition and operating performance.

The Company’s annual impairment test was completed on April 30, 2011, at which time the Company determined that the fair value of its Canadian and U.S. south reporting units substantially exceeded their carrying amounts while the fair value of the northeast reporting unit exceeded its carrying amount by a marginal amount. At September 30, 2011, the Company re-performed step one of the goodwill impairment test for its northeast reporting unit due to the existence of impairment indicators and concluded that the carrying amount of the U.S. northeast reporting unit was in excess of its fair value. At that time, the Company also concluded that in light of the weak economic outlook and increase in competition that it was more likely than not that impairment existed. Accordingly, the Company commenced step two of the impairment test which compared the implied fair value of the reporting units’ goodwill with its carrying amount. The Company concluded the second step of the impairment test in the fourth quarter of 2011 and recorded an impairment loss to the Company’s statement of operations and comprehensive income or loss (Note 10).

Landfill development assets

Landfill development assets represent costs incurred to develop landfills, including costs to obtain new landfill or landfill expansion permits.  Landfill development assets are capitalized to landfill assets once the asset is available for use.  Once capitalized to landfill assets, these costs are amortized in accordance with the Company’s landfill asset accounting policy. Management periodically reviews the carrying values of landfill development assets for impairment. Any resulting write-down to fair value is recorded in the period in which the impairment occurs and is recorded to operating expense on the Company’s statement of operations and comprehensive income or loss.

Deferred financing costs

Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities which are deferred and amortized over the term of the underlying debt instrument. Amortization of deferred financing costs is recorded to interest on long-term debt in the Company’s statement of operations and comprehensive income or loss.

Capital assets

Capital assets are recorded at cost and, with the exception of land and land improvements, are amortized over their estimated useful lives on a straight-line basis as follows:

Buildings and improvements	10-40 years
Vehicles and equipment	3-10 years
Containers and compactors	5-10 years
Furniture, fixtures and computer equipment	3-10 years

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The historical cost of acquiring an asset includes the cost incurred to bring it to the condition and location necessary for its intended use, which may include interest costs attributable to the construction and development of certain assets. The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use. Interest is capitalized applying a rate equal to the Company’s weighted average cost incurred on long-term debt in the year of capitalization. Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region. Capitalized costs and interest amounts are amortized over the asset’s intended useful life.

Landfill assets

Landfill assets represent the cost of landfill airspace, which includes original acquisition cost and landfill construction and development costs, including gas collection systems installed during the operating life of the site. Landfill assets also include capitalized landfill closure and post-closure costs, net of accumulated amortization.

Interest is capitalized on certain landfill construction and development activities prior to the landfill asset being available for use and is capitalized applying a rate equal to the Company’s weighted average cost of long-term debt in the year of capitalization. Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region.

The original acquisition cost of landfill assets, together with incurred and projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed. Capitalized landfill closure and post-closure costs are amortized immediately as the capitalized amounts are deemed to have no future benefit.

At least annually, management updates landfill capacity estimates and projected landfill construction and development costs. The impact of changes in capacity and construction cost estimates is accounted for prospectively.

Total available disposal capacity for the purpose of amortizing landfill assets represents the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, which represents an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

•                  Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

•                  It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

•                  The Company has a legal right to use or obtain land associated with the expansion plan;

•                  There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

•                  Management is committed to pursuing the expansion; and

•                  Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

Investment in equity accounted investee

Investments in which the Company has joint control or significant influence over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. The equity method of accounting requires the Company to record its initial investment at cost. The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements, which is included in the Company’s determination of  net income or loss.  In addition, the Company’s investment also reflects loans and advances, including amounts accruing thereon, its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from the Company’s investee reduces the carrying value of the Company’s investment.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Accrued insurance

The Company is self-insured for certain general, auto liability and workers’ compensation claims. Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred.  Self-insurance accruals are based on reported claims and claims incurred but not reported. The Company engages independent actuaries in its assessment of insurance accruals and considers its historical claims experience in the determination of its accrued amounts. Changes in the Company’s claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to the statement of operations and comprehensive income or loss in the period in which the change occurs.  The Company makes various estimates in its determination of its self insurance accruals. Changes in these estimates could result in significant changes to accrued insurance amounts.

Landfill closure and post-closure costs

Costs associated with capping, closing and monitoring the landfill, or portions thereof, after it ceases to accept waste are recognized at fair value over the landfill’s operating life which represents the period over which waste is accepted at the site. The Company develops estimates for landfill closure and post-closure costs with input from its engineers and landfill and accounting personnel. Estimates are reviewed at least once annually and consider amongst other things the various regulations that govern each facility. Revenues derived from the Company’s landfill gas to energy facilities do not reduce the Company’s closure and post-closure cost estimates.

Quoted market prices are not available to fair value landfill closure and post-closure costs. Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of these estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management’s understanding of current and future economic conditions and the expected timing of expenditures. An inflation factor of 2.0% (December 31, 2010 - 2.0%) and 2.5% (December 31, 2010 - 2.5%) has been used in the derivation of fair value estimates for the Company’s Canadian and U.S. landfill closure and post-closure cost obligations, respectively.  Fair value estimates are discounted back applying the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Company’s credit standing.

The credit adjusted risk free rate considers current and future economic conditions and the expected timing of expenditures. Accordingly, the Company has discounted landfill closure and post-closure costs using credit adjusted risk free rates between 4.6% and 9.5% in Canada (December 31, 2010 - 5.4% and 9.5%) and 4.5% and 7.2% (December 31, 2010 - 5.7% and 7.2%) in the U.S. Due to the inherent uncertainty in making these estimates, actual results could differ significantly. In isolation, a change in the Company’s credit standing does not change previously recorded closure and post-closure obligations, but this change would impact subsequent fair value calculations.

Reliable estimates of market risk premiums are not available as there is no existing market for selling the responsibility of landfill closure and post-closure activities. Accordingly, the Company has excluded any estimate of market risk premiums in the fair value determination of landfill closure and post-closure costs.

Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate. Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

The Company records the estimated fair value of landfill closure and post-closure costs as airspace is consumed.  The total obligation will be fully accrued, net of accretion, at the time these facilities cease to accept waste and are closed.

Accretion represents an increase in the carrying amount of landfill closure and post-closure cost accruals due to the passage of time and is recognized as an operating expense in the statement of operations and comprehensive income or loss. Accretion expense continues to be recognized post waste acceptance.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas to energy collection and flaring systems, and other activities, are charged to operating expenses during the operating life of the landfill.  These same costs are estimated and included in the Company’s landfill post-closure accruals for all activities that occur subsequent to the landfill’s operating life. Maintenance activities are generally required for a period of 30 years post waste acceptance.

Income taxes

Deferred income taxes are calculated using the liability method of accounting. Deferred income tax assets and liabilities represent differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs. Unutilized tax loss carryforwards that are not likely to be realized are reduced by a valuation allowance in the determination of deferred income tax assets.  Uncertain tax positions are recognized when it is more likely than not that the tax position will be sustained upon examination based on its technical merits. The Company recognizes interest related to uncertain tax positions and penalties in current income tax expense.

Revenues

Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential (“collection”) customers and transfer and landfill disposal fees charged to third parties. The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable. The Company’s revenues are not derived from multiple deliverables.  Revenue is recognized upon the collection of waste for collection customers under contractual service agreements. Revenue earned from transfer and landfill disposal fees charged to third parties is recognized upon the receipt of waste at the Company’s facilities.  The Company also earns revenue from the collection and sale of recycled materials and generation of electric power.  Revenue earned from the collection of recycled materials is recognized when materials are collected while revenue recognized on the sale of recycled materials is generally recognized when the material is delivered to the purchaser. Revenue earned from the sale of electric power or methane gas is under contract and is recognized when the supply of electricity or methane gas is delivered to the purchaser.

Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues presented in the statement of operations and comprehensive income or loss.

Deferred revenue relates to long-term collection contracts, under which advanced billing occurs, or cash received prior to the service being performed.

Acquisitions

The Company accounts for acquisitions using the acquisition method of accounting and allocates the purchase price to the fair value of identifiable assets acquired and liabilities assumed.  The purchase price is further allocated to the fair value of non-controlling interest.  Goodwill is recognized as the excess of the fair value of consideration, including any amount of non-controlling interest in the acquired company, over the acquisition date fair values of the net assets acquired, subject to certain exceptions. If aggregate consideration is less than the net assets acquired, a gain is recognized to net income or loss on the date of acquisition.

The allocation of the purchase price may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis. Subsequent adjustments to estimated or preliminary amounts within the measurement period are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Certain of the Company’s purchase and sale agreements contain contingent consideration provisions. For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition. Contingent consideration is initially recorded at fair value on the date of acquisition. Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date acquisition are known or are determined to not be obtainable, and one year from the acquisition date. Changes in events that occur subsequent to the date of acquisition are not permissible measurement period adjustments. Changes in the fair value of contingent consideration classified as equity are not re-measured, but their subsequent settlement is recorded to shareholders’ equity.  A change in the fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

Contingent consideration for acquisitions completed prior to January 1, 2009, which could be reasonably estimated at the date of acquisition and the outcome of which could be determined beyond a reasonable doubt was recognized at fair value and included in the purchase price allocation. Consideration which is contingent on maintaining or achieving specified revenue or earnings levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired.  To be recognized at the date of acquisition, assets and liabilities must meet their fundamental definitions. Contingencies existing before or on the date of acquisition are recognized at their fair values if they can be reliably measured. The Company recognizes acquisition and related costs in the period incurred and records these costs to selling general and administration expense in the statement of operations and comprehensive income or loss. Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt, while equity issue costs are recorded against common shares on the Company’s balance sheet.

Advertising costs

Advertising costs of $3,412 (2010 - $3,256) are expensed as incurred and included in selling, general and administration expenses in the statement of operations and comprehensive income or loss.

Royalties

Certain of the Company’s purchase and sale agreements contain provisions that require the Company to make royalty payments. Royalty payments, and accrued amounts payable, are recorded to operating expenses on the statement of operations and comprehensive income or loss as incurred.

Costs associated with exit activities

The Company records employee termination benefits that represent a one-time benefit accruing to an employee as an expense when management approves and commits to a plan of termination and communicates the termination arrangement to the employee. Expenses may be recorded in future periods if employees are required to provide future services in order to receive the termination benefits. A liability for costs to terminate a contract before the end of its term is recognized when the Company terminates the contract.  Other costs associated with an exit activity may include costs to consolidate or close facilities and relocate employees, which are expensed as incurred.

Impairment of long-lived assets

An impairment loss is recognized when events or circumstances indicate that the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. Any resulting impairment loss is recorded in the period in which the impairment occurs. The Company has not recorded an impairment of long-lived assets in the current or comparative year.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Non-controlling interest

Non-controlling interest represented a direct non-controlling equity interest in the Company through IESI Corporation’s (“IESI”) PPS holdings. The non-controlling interest was entitled to dividends that were economically equivalent to dividends declared and paid by the Company to its shareholders.  PPSs were recorded at their exchange amount, which was measured at the weighted average trading price of the Company’s issued equity at the date of issuance.  The weighted average trading price represented the average price of the Company’s issued equity calculated for a reasonable period before and after the IESI acquisition was agreed to and subsequently announced. An exchange of a PPS into a share of the Company was recorded at the carrying value of the PPS at issuance net of net income or loss and dividends attributable to the PPS to the date of exchange for the period prior to January 1, 2009.  Subsequent to January 1, 2009, an exchange of a PPS into a share of the Company was recorded at the carrying value of the PPS at issuance net of net income or loss, other comprehensive income or loss, and dividends attributable to a PPS to the date of exchange.

Share based compensation

Share based options

With the exception of stock options assumed on the acquisition of WSI, the Company has issued all share based options with stock appreciation rights. Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value, defined as the five day volume weighted average trading price of a share, over the option’s exercise price.

Stock appreciation rights are measured at fair value on the date of grant and are re-measured at fair value at each balance sheet date until their date of settlement. The Company considers estimated forfeitures in the determination of fair value. Changes to estimated forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs. Additionally, changes in the fair value of share based options are recorded to selling, general and administration expense in the statement of operations and comprehensive income or loss. The Company has elected to recognize compensation expense on a straight line basis over the requisite service period for the entire award.

The stock options assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing.

The Company uses the Black-Scholes-Merton option pricing model which requires the input of several variables. These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price. Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

Compensation related to restricted shares is recognized over the period in which employee services are rendered.  Restricted shares with graded vesting schedules are viewed as separate awards and each is accounted for separately over the employee service period to the date of vesting. Restricted shares are initially recorded to shareholders’ equity at the fair value of the shares on the date of grant and the related expense is recorded to selling, general and administration expense as the employee service period is satisfied.

Shares held by a rabbi trust

Common shares held in a rabbi trust are classified as treasury shares. Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust. A rabbi trust, as a grantor trust, requires that the assets held in the trust be available to satisfy the claims of general creditors in the event of bankruptcy. The deferred compensation obligation is recorded to restricted shares as a component of shareholders’ equity and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations. As U.S. LTIP participants draw shares of the Company from the rabbi trust, both the deferred compensation obligation and shares acquired by the U.S. LTIP reduce by a similar amount.  The rabbi trust holds no other investments.

Warrants

The warrants assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing using the Black-Scholes-Merton option pricing model.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value, even when they are part of a hedging relationship.

Gains or losses on financial instruments measured at fair value are recognized in the statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship, and are presented as other assets or other liabilities on the Company’s balance sheet. Gains or losses on financial instruments designated as hedges are recognized in other comprehensive income or loss.

Derivatives are financial instruments or other contracts that embody all of the following characteristics:

•                  their value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the “underlying”), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract;

•                  they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

•                  they are settled at a future date.

The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements, or old corrugated cardboard hedges.

Embedded derivatives are components of a hybrid (combined) instrument that also includes a non-derivative host contract. The result is that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract. An embedded derivative is separated from its host contract when all of the following conditions are met:

•                  the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•                  the separated instrument would meet the definition of a derivative; and

•                  the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income.

Any gains or losses on embedded derivatives are recorded in the statement of operations and comprehensive income or loss as a gain or loss on financial instruments and are presented as other assets or other liabilities on the Company’s balance sheet.

Hedges

Hedges modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income or loss in the same period or periods. In addition, hedge accounting is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income or loss in a different period than the hedged item.

The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied when, at the inception of the hedging relationship the Company has met or satisfied the following conditions:

•                  the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company’s objective and strategy;

•                  the Company has designated that hedge accounting will be applied to the hedging relationship; and

•                  the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy. Hedge effectiveness represents the extent to which changes in the fair value or cash flows of a hedged item relating to a risk being hedged, and arising during the term of a hedging relationship, are offset by changes in the fair value or cash flows of the corresponding hedging item related to the risk being hedged and arising during the same period. Accordingly, the effectiveness of the hedging relationship must be reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that it has remained, and is expected to continue to be, effective, and in the case of a forecasted transaction, it is probable that the transaction will occur.

Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment. The Company has no fair value hedges.

Cash flow hedges, hedge the exposure to variability in cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment.  The gain or loss on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.

The Company discontinues hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: the maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective. When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss. If the Company terminates its designation of the hedging relationship or the hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments. Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods as the hedged transaction affects net income.

Foreign currency translation

The Company’s functional currency is the Canadian dollar. Accordingly, its financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. The Company has concluded that its U.S. segments are self-sustaining foreign operations which are translated applying the current rate method. Applying this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates. The resulting translation adjustments are included in other comprehensive income or loss and are only included in net income or loss when the Company realizes a reduction in its foreign operations investment. Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange gains or losses included in other comprehensive income or loss.

The Company has elected to report its financial results in U.S. dollars. The Company’s balance sheet is subsequently translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date.  The statements of operations and comprehensive income or loss and statement of cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss.

Disposal of long-lived assets and discontinued operations

Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal transaction occurs. Long-lived assets held for sale are carried at the lower of their carrying amount or fair value less cost to sell.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

4. Changes in Accounting Policies

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures. This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurement categories accompanied by a description of the reasons for the transfers, a reconciliation of fair value measurements for items included in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosure of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3). For the Company, this guidance was effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements, which became effective January 1, 2011.  This guidance did not have a significant impact on the Company’s financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional business combinations guidance pertaining to the disclosure of pro forma revenue and earnings. The additional guidance specifies that if a public entity presents comparative financial statements, the entity should only disclose pro forma revenue and earnings of the combined entity for the business combination(s) that occurred during the current year as if they had occurred at the beginning of the reporting period in the comparative year. The amendments also expand the supplemental pro forma disclosures which requires a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings. For the Company, this guidance became effective prospectively for business combinations occurring on or after January 1, 2011 and early adoption was permitted. This guidance did not have a significant impact on the Company’s financial statements.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, FASB issued amendments to change the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements. These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS. The amendments are applicable prospectively. For the Company, this guidance is effective January 1, 2012 and early adoption is not permitted. This guidance is not expected to have a significant impact on the Company’s financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either instance, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. An entity is also required to present on the face of the financial statements adjustments for items reclassified from other comprehensive income to net income and present these adjustments with the components of net income and other comprehensive income.  In December 2011, FASB indefinitely deferred this second requirement. The amendments are to be applied retrospectively and are effective for the Company on January 1, 2012. Early adoption is permitted. This guidance is not expected to have a significant impact on the Company’s financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Intangibles – Goodwill and Other: Testing Goodwill for Impairment

In September 2011, FASB issued amendments to the testing of goodwill for impairment. The amendment provides an entity with the option to qualitatively assess factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If an entity’s qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then the entity is not required to perform step one of the two-step impairment test. However, if an entity’s assessment concludes otherwise, the entity is required to perform the first step of the two-step impairment test which requires the entity to calculate the fair value of the reporting unit and compare it to its carrying amount. The amendments also provide the entity with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test. An entity may resume the qualitative assessment in any subsequent period.  The amendments are effective for the Company’s annual and, if necessary, interim impairment tests performed after December 31, 2011. This guidance is not expected to have any impact on the Company’s financial statements.

5. Acquisitions

For the year ended December 31, 2011, the Company acquired all of the issued and outstanding shares of one waste collection company in each of Canada and the U.S. south. In addition, the Company acquired all of the waste collection assets, including various current assets and liabilities, of 12 waste management companies, seven in the U.S. south, three in the U.S. northeast, and two in Canada, each of which constitutes a business.

For the year ended December 31, 2010, the Company acquired all of the issued and outstanding common shares of two waste collection companies in the U.S. south. In addition, the Company acquired all of the waste collection assets, including various current assets and liabilities, of 12 waste management companies, one in Canada, seven in the U.S. south and four in the U.S northeast, each of which constitutes a business.

The Company considers each of these acquisitions “tuck-ins”. Tuck-ins represent the acquisition of solid waste collection and or disposal assets in markets where the Company has existing operations. Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal advantages or the deployment of market focused strategies. Pro forma revenues and net income for these acquisitions have not been disclosed as the acquired companies are immaterial both individually and in the aggregate. The allocations of certain current year purchase prices are absent final fair value adjustments. The results of these acquisitions have been included in the financial statements of the Company from their dates of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from meeting various business performance targets is also subject to final adjustment. Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid for tuck-in acquisitions, and the preliminary fair value allocations to net assets acquired for certain current year acquisitions, is as follows:

	December 31
	2011	2010

Consideration
Cash, including holdbacks (as applicable)	$148,272	$306,628

Net assets acquired
Accounts receivable	6,315	15,238
Intangibles (Note 9)	37,262	55,489
Goodwill (Note 10)	57,976	60,516
Capital assets	43,449	70,493
Landfill assets	—	128,432
Accounts payable	(5,205)	(6,796)
Landfill closure and post-closure costs	—	(3,525)
Deferred income taxes	8,475	(13,219)
Total net assets acquired	$148,272	$306,628

Consideration by segment (including holdbacks (as applicable))
Canada	$3,602	$48,783
U.S. south	128,781	246,415
U.S. northeast	15,889	11,430
Total consideration	$148,272	$306,628

Goodwill recorded by segment
Canada	$2,139	$1,381
U.S. south	48,884	55,440
U.S. northeast	6,953	3,695
Total goodwill	$57,976	$60,516

Goodwill amounting to $51,699 (2010 - $24,546) is expected to be deductible for tax purposes.

In connection with a share acquisition completed in the third quarter of 2010, the Company has subsequently elected under section 338(h)(10) of the Internal Revenue Code to deem the acquisition as a sale of assets for tax purposes. In this regard, the Company has borne the tax burden accruing to the seller as a result of the election after determining that the present value of the future tax savings exceeds the cost payable to the seller for the step-up in basis. Accordingly, during the year ended December 31, 2011 the Company paid the seller an additional $5,237 of cash consideration and recognized a $6,433 reduction to recorded goodwill and an increase in deferred tax assets of $11,670. These amounts are included in the table above.

Investment in equity accounted investee

On January 4, 2010, the Company acquired a fifty percent equity interest in each of two waste management companies in Canada. The Company applied the equity method of accounting for its interests in these two companies and considers this acquisition to be a “tuck-in”. Goodwill arising from this acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond which each was capable of achieving had they operated separately.

Equity investment income or loss from this acquisition has been included in the Company’s financial statements from its date of closing.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid by the Company for its fifty percent ownership interest and its fair value allocation to the net assets acquired was as follows:

December 31
2010
Consideration
Cash	$3,332

Net assets acquired
Accounts receivable	253
Intangibles	1,936
Goodwill	1,144
Capital assets	1,542
Accounts payable	(276)
Long-term debt	(759)
Deferred income taxes	(508)
Total net assets acquired	$3,332

At the date of acquisition the net book value of the net assets in the equity investee was $784 and goodwill amounting to $1,144 was not deductible for tax purposes.

Aggregate cash consideration

For the year ended December 31, 2011, aggregate cash consideration paid for “tuck-in” acquisitions completed in the year amounted to $139,683 (2010 - $304,817), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Transaction costs for acquisitions are included in selling, general and administration expenses for the year ended December 31, 2011 and amount to $1,880 (2010 - $3,046).

Contingent consideration

Contingent consideration paid in respect of acquisitions consummated prior to January 1, 2009 totaled $174 (2010 - $322) for the year ended December 31, 2011.

The Company typically holds back a portion of the payment due to sellers subject to meeting various business performance conditions. These conditions are generally short term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back. In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term. The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition. Holdback and additional amounts payable totaled $8,589 as at December 31, 2011 (December 31, 2010 - $5,869).

WSI

Effective July 2, 2010, the Company acquired all the issued and outstanding common shares of WSI in return for common shares in the Company. All WSI common stock outstanding at the date of acquisition was cancelled, extinguished and automatically converted into the right to receive 0.5833 common shares of the Company and cash resulting from fractional shares.  The Company issued 27,971 shares of its common stock as consideration.

The fair value of consideration was calculated using the opening market price of the Company’s common shares quoted on the Toronto Stock Exchange (“TSX”) on July 2, 2010 multiplied by the total common shares issued to WSI stockholders.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Outstanding warrants and stock options issued by WSI which were outstanding on July 2, 2010 were assumed by the Company. These warrants and stock options were fair valued using the Black-Scholes-Merton option pricing model which requires the input of several variables. These variables include the estimated length of time holders of these instruments will retain their warrants or options before exercising them and the expected volatility of the Company’s share price over the anticipated term to exercise. Significant assumptions include the following: volatility 23.18% to 46.58%, expected life 0.33 years to 5.71 years, dividend yield 2.38% and a risk free interest rate of 0.24% to 3.07% . Warrants and stock options form a portion of total consideration issued.

The Company executed this transaction pursuant to its strategy of growth through acquisition.  Specifically, the Company believes that the acquisition provided it with the opportunity to diversify its business across both U.S. and Canadian markets, customer segments and service lines. In addition, the transaction enabled the Company to increase internalization in its Canadian and U.S. northeast markets. Goodwill arising from the acquisition is attributable to WSI’s assembled workforce and to synergies resulting from personnel and operating overhead reductions, disposal advantages, expected future earnings and the deployment of market focused strategies.

An independent firm was engaged to assist management in preparing the purchase price allocation. The purchase price allocation was as follows:

Consideration
Common shares	$551,750
Warrants and stock options assumed	4,950
Cash for fractional shares	2
Total consideration	556,702

Net assets acquired
Cash	$4,057
Accounts receivable (net of allowance for doubtful accounts $292)	50,613
Prepaid expenses	9,498
Income taxes recoverable	1,688
Net assets held for sale (Note 6)	22,983
Intangibles (Note 9)	143,297
Goodwill (Note 10)	363,339
Landfill development assets	1,277
Capital assets	234,769
Landfill assets	187,227
Accounts payable	(26,711)
Accrued charges	(59,223)
Deferred revenues	(3,844)
Long-term debt	(387,675)
Landfill closure and post-closure costs	(14,558)
Other liabilities - long-term	(4,361)
Deferred income taxes	34,326
Total net assets acquired	$556,702

Goodwill recorded by segment
Canada	$293,669
U.S. south	69,670
Total goodwill	$363,339

WSI’s contributions to the Company’s results are included in the statement of operations and comprehensive income or loss since the date of acquisition and are included in the Company’s Canadian and U.S. south segments. The Company accounted for this acquisition applying the acquisition method of accounting. Goodwill amounting to $69,670 is deductible for tax purposes.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following unaudited pro forma results of operations for the year ended December 31, 2010 assume that the Company acquired WSI on January 1, 2009. The pro forma results further reflect divestitures required by the Canadian Competition Bureau consent agreement:

December 31, 2010
(unaudited)

Revenues	$1,660,202
Net income	$83,572
Net income per weighted average share, basic and diluted	$0.69

The unaudited pro forma results may not be indicative of the results that would have occurred if the transaction had been in effect on January 1, 2009 or of the operating results that may be realized in the future. The Company’s integration of certain WSI operations with its own in Canada makes the determination and isolation of WSI’s contributions to revenues and net income impracticable.

Transaction costs for this acquisition are included in selling, general and administration expenses for the year ended December 31, 2010 and amount to $5,517.

6. Net Assets Held for Sale

In accordance with the consent agreement between the Company and the Canadian Competition Bureau, the Company was required to divest of certain WSI acquired commercial customer contracts and equipment in five Canadian markets: Calgary, Edmonton, Hamilton, Ottawa and Barrie. In total, this represented annualized revenue of approximately 18,500 Canadian dollars (“C$”). The Company was also required to divest of one duplicate transfer station in Hamilton. As of December 31, 2010, the Company divested of all of the net assets it had previously held for sale.  Net proceeds from the divestitures amounted to C$24,468. No gain or loss was recognized.

Net assets held for sale were recorded at their estimated fair values less cost to sell at July 2, 2010. Net assets held for sale at the date the Company acquired WSI were as follows:

July 2, 2010

Accounts receivable	$2,276
Prepaid expenses	7
Intangibles	10,092
Goodwill	9,558
Capital assets	4,234
Deferred revenues	(580)
Deferred income taxes	(2,604)
Total net assets held for sale	$22,983

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7. Allowance for Doubtful Accounts

The following table illustrates the movement in the Company’s allowance for doubtful accounts for the years ended December 31, 2011 and 2010.

	December 31
	2011	2010

Balance, beginning of the year	$5,603	$4,058
Additions to the allowance for doubtful accounts, during the year	4,643	5,820
Written-off, uncollectible, during the year	(5,463)	(4,880)
Recoveries, during the year	503	498
Foreign currency translation adjustment, during the year	(36)	107
Balance, end of year	$5,250	$5,603

8. Restricted Cash

Restricted cash represents cash received from IRB drawings that have been received in advance of incurring the expenditure for which the IRBs are made available. At December 31, 2011, $452 (2010 - $434) of cash is restricted to fund a portion of landfill construction activities, and equipment and container expenditures, in the Company’s U.S. northeast operations.

9. Intangibles

	December 31, 2011
					Weighted
					average
					amortization
		Accumulated	Net book		period of
	Cost	amortization	value	Additions	additions

Customer collection contracts	$221,283	$129,948	$91,335	$10,812	3.72
Customer lists	205,324	78,162	127,162	18,944	7.36
Non-competition agreements	24,732	14,903	9,829	7,173	3.85
Transfer station permits	27,622	5,324	22,298	250	20.00
Trade-names	10,607	3,500	7,107	83	2.00
	$489,568	$231,837	$257,731	$37,262

	December 31, 2010
					Weighted
					average
					amortization
		Accumulated	Net book		period of
	Cost	amortization	value	Additions	additions

Customer collection contracts	$210,032	$117,903	$92,129	$87,351	9.20
Customer lists	193,821	54,375	139,446	84,285	7.98
Non-competition agreements	17,560	9,368	8,192	4,773	4.73
Transfer station permits	27,893	4,010	23,883	14,335	20.00
Trade-names	10,619	2,187	8,432	8,042	8.00
	$459,925	$187,843	$272,082	$198,786

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Intangible assets are expected to amortize as follows in the succeeding five years and thereafter:

2012	$49,121
2013	44,374
2014	39,300
2015	31,616
2016	27,622
Thereafter	65,698
$257,731

10. Goodwill

The following table outlines the changes in goodwill.

	December 31,2011
	Canada	U.S. south	U.S. northeast	Total

Balance, beginning of year
Goodwill	$378,884	$297,077	$405,907	$1,081,868
Accumulated impairment loss	—	—	—	—
	378,884	297,077	405,907	1,081,868
Goodwill impairment recognized, during the year	—	—	(360,557)	(360,557)
Goodwill recognized on acquisitions, during the year	2,139	48,884	6,953	57,976
Goodwill recognized in respect of prior year acquisitions, during the year	—	4,165	(616)	3,549
Foreign currency exchange adjustment, during the year	(8,427)	—	—	(8,427)

Balance, end of year
Goodwill	372,596	350,126	412,244	1,134,966
Accumulated impairment loss	—	—	(360,557)	(360,557)
	$372,596	$350,126	$51,687	$774,409

	December 31, 2010
	Canada	U.S. south	U.S. northeast	Total
Balance, beginning of year
Goodwill	$59,884	$168,374	$402,212	$630,470

Goodwill recognized on acquisitions, during the year	295,050	125,110	3,695	423,855
Goodwill recognized in respect of prior year acquisitions, during the year	—	3,593	—	3,593
Foreign currency exchange adjustment, during the year	23,950	—	—	23,950

Balance, end of year
Goodwill	$378,884	$297,077	$405,907	$1,081,868

For the year ended December 31, 2011, goodwill arising from contingent consideration due to sellers for acquisitions consummated prior to January 1, 2009 amounted to $nil (2010 - $3,271).  Adjustments to preliminary fair value allocations resulted in a $3,375 (2010 - $nil) increase to goodwill.

The Company has not disposed of any goodwill for the years ended December 31, 2011 and 2010 except goodwill attributable to divested assets required by the Canadian Competition Bureau in connection with the Company’s acquisition of WSI in 2010 (Note 6).

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has recognized a goodwill impairment charge of $360,557 for the year ended December 31, 2011 (2010 - $nil). The impairment charge was recorded to the U.S. northeast reporting unit and is a reflection of continued deteriorating economic conditions and heightened competition for volumes which are constrained in this region.

FASB’s guidance on intangibles - goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to undertake to test goodwill for impairment. The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and the information is regularly reviewed by segment management.  The Company has defined its operating segments as follows: Canada, U.S. northeast and U.S. south. There are several components that exist under each operating segment.  However, the Company has determined that since the components under each operating segment share similar characteristics, its operating segments are also its reporting units. The amount of goodwill assigned to each reporting unit and the methodology employed to make such assignments has been applied on a consistent basis.

The Company’s annual test for impairment, conducted on April 30, 2011, concluded, at that time, that the fair value of its U.S. northeast reporting unit was in excess of its carrying amount, recognizing that the margin of excess wasn’t significant. Since April, the Company’s U.S. northeast business has been subjected to an economic environment that has continued to weaken and where competition remains strong. Accordingly, these deteriorating economic conditions and resilient levels of competition, represent a change in business climate that the Company wasn’t anticipating or reflect in its step one test for impairment in April. The Company re-performed step one of the goodwill impairment test as of September 30, 2011 and reached the conclusion that the carrying amount of the U.S. northeast reporting unit was in excess of its fair value. The Company has also concluded that in light of the weak economic outlook that it was more likely than not that impairment exists. Accordingly, the Company commissioned a third party to assist it with step two of the goodwill impairment test. Step two of the impairment test compares the implied fair value of the reporting units’ goodwill with the carrying amount of that goodwill. The Company completed the second step of the impairment test in the fourth quarter of 2011 resulting in the recognition of an impairment loss.

The fair value of goodwill for the Company’s U.S. northeast reporting unit was determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation.

In determining fair value, the Company utilized a discounted future cash flow approach.  The Company concluded that the discounted future cash flow approach to determine fair value was the most appropriate for the following reasons: quoted market prices for the sale of a similar basket of assets, liabilities, revenues and expenses were not readily available, prices for the sale of a comparable business of the same size and composition of operations was not readily available and finally, the Company employs the discounted future cash flow approach when it values and acquires companies and therefore believes that a market place participant would apply a similar approach. The Company also calculated fair value applying the market multiple approach. The fair value calculated applying the market approach was compared to the results calculated applying the discounted cash flow approach as a measure of reasonability.

The discounted cash flow approach employs a variety of assumptions, including revenue growth, capital and landfill spending, margins, acquisitions, corporate cost allocations and tax and discount rates. The primary assumptions used to determine the fair value of the Company’s U.S. northeast reporting unit were as follows: revenue growth of 2.0%; capital and landfill expenditures equal to 13.2% of revenue in year one and declining by 0.5% in each year thereafter until a value of 9.0% of revenue was attained; revenue less operating and selling, general and administration expense margin of 24.2% with no annual improvement; no acquisitions or corporate cost allocations were assumed; a tax and discount rate of 40% and 8.9%, respectively, was applied.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The discounted cash flow approach assumptions applied at September 30, 2011 differed from those the Company applied at April 30, 2011 as follows:

a.              The revenue growth rate assumption declined from 3.0% in April to 2.0% in September. The decline is a function of several factors, including: refined volume and pricing growth assumptions in light of continued economic weakness coupled with a softer economic outlook in this segment and heightened competition in this segment for volumes which are constrained

b.              Broader economic assumptions used in April 2011 have been tempered as well. The economy, especially in this segment, has only delivered marginal improvements since the prior year and the Department of Commerce and gross domestic product outlooks suggest that 2.0% may be attained, but accelerated growth is some distance away

c.               The introduction of rail haul by some of the Company’s competitors to their landfill sites has increased the competitive reach for volumes that have typically been destined for its landfills. Accordingly, landfill volumes and pricing have come under pressure to remain competitive in this segment

d.              Capital and landfill expenditures have increased from the Company’s April 2011 assumptions due to project related spending expected in 2012 and for a period thereafter to remain competitive in this market place

e.               The assumption of margin expansion has also been tempered in light of waning economic conditions and the increase in competitive pressures. Margin expansion is predicated on strong pricing and volume gains, and since neither is expected to be robust in the near to medium term, the expectation of margin expansion has been discontinued. At April 2011, the Company anticipated modest margin expansion of 10 basis points annually

f.                The Company refreshed its revenue and revenue less operating and selling, general and administration (“EBITDA”) assumptions to reflect its revised expectations for this segments performance, as presented to, and approved by, the Company’s board of directors

g.               The Company refreshed its discount rate to 8.9% using rates and factors in effect at September 30, 2011, compared to 8.09% applied at April 30, 2011

Assumptions that remained unchanged between the Company’s September 30, 2011 and April 30, 2011 discounted cash flow calculations are as follows:

a.              No acquisitions have been assumed

b.              Tax rates remained unchanged

c.               Amortization and asset retirement spending has been refreshed, but was effectively unchanged

There is significant subjectivity in estimating fair value.  Accordingly, changes in any one of these assumptions could have a significant impact on the implied fair value of goodwill the Company derived for its U.S. northeast reporting unit. The net carrying amount of goodwill allocated to the U.S. northeast segment, net of impairment charges, at December 31, 2011 is $51,687.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11. Deferred Financing Costs

Deferred financing costs represent fees and costs incurred in connection with securing or amending the Company’s long-term debt facilities. The Company amortizes these costs on a straight-line basis over the term of the related debt, which approximates the effective interest method.

	December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
Deferred financing costs	$38,452	$18,469	$19,983

	December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
Deferred financing costs	$34,974	$13,817	$21,157

Deferred financing cost amortization and write-offs for the year ended December 31, 2011 amounted to $6,035 (2010 - $4,672).

Estimated future amortization expense for the Company’s deferred financing costs in each of the five succeeding years and thereafter is as follows:

2012	$6,679
2013	6,679
2014	3,431
2015	182
2016	182
Thereafter	2,830
$19,983

12. Capital Assets

	December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
Land and improvements	$129,582	$—	$129,582
Buildings and improvements	189,859	43,146	146,713
Vehicles and equipment	664,157	315,971	348,186
Containers and compactors	284,720	141,497	143,223
Furniture, fixtures and computer equipment	26,020	17,666	8,354
	$1,294,338	$518,280	$776,058

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
Land and improvements	$126,851	$—	$126,851
Buildings and improvements	176,841	33,789	143,052
Vehicles and equipment	593,449	251,603	341,846
Containers and compactors	252,604	113,145	139,459
Furniture, fixtures and computer equipment	20,669	13,590	7,079
	$1,170,414	$412,127	$758,287

Capitalized interest for the year ended December 31, 2011 amounted to $12 (2010 - $97).

13. Landfill Assets

	December 31, 2011
		Accumulated	Net book
	Cost	amortization	value
Landfill assets	$1,471,359	$512,567	$958,792

	December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
Landfill assets	$1,407,103	$431,412	$975,691

Capitalized interest for the year ended December 31, 2011 amounted to $1,471 (2010 - $2,165).

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

14. Other Assets and Other Liabilities

	December 31
	2011	2010

Other assets
Fair value of commodity swaps	$220	$548
Fair value of commodity swaps designated as cash flow hedges	2,038	3,253
Fair value of interest rate swaps	5	—
Fair value of interest rate swaps designated as cash flow hedges	—	2,891
Fair value of foreign currency exchange agreements	358	—
	2,621	6,692
Less current portion of other assets	1,972	1,928
	$649	$4,764

Other liabilities
Fair value of interest rate swaps	$1,492	$7,482
Fair value of interest rate swaps designated as cash flow hedges	4,099	—
Deferred lease liabilities	1,301	905
Unfavourable lease arrangements	759	1,149
Contingent acquisition payables	1,566	2,111
Other	1,751	1,773
	10,968	13,420
Less current portion of other liabilities	3,484	6,091
	$7,484	$7,329

15. Accrued Charges

Accrued charges are comprised of the following:

	December 31,	December 31,
	2011	2010

Insurance	$27,383	$25,753
Payroll and related costs	43,334	39,353
Franchise and royalty fees	5,999	5,249
Interest	5,221	7,120
Provincial and state sales taxes	5,738	6,069
Acquisition and related costs	4,308	9,100
Environmental surcharges	7,268	7,660
Property taxes	544	642
Share based compensation	3,757	10,697
Other	20,944	24,986
	$124,496	$136,629

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16. Long-Term Debt

	December 31,	December 31,
	2011	2010

Revolving credit facilities	$1,143,667	$1,087,765
Senior secured debenture, series B	57,030	58,315
IRBs	109,000	109,000
Other	3,396	4,579
	1,313,093	1,259,659
Less current portion of long-term debt	1,500	1,500
	$1,311,593	$1,258,159

U.S. revolving credit facility

Effective July 2, 2010, the Company entered into an Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) on behalf of IESI, a wholly owned subsidiary of the Company in connection with the closing of the WSI acquisition. Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, refinancing existing indebtedness, working capital, letters of credit and for general corporate purposes.  Entering into the U.S. facility increased the Company’s availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000.  In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies. Financial covenants under the U.S. facility include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and the facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility. The U.S. facility requires that IESI maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein.

Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances. Interest is payable quarterly in arrears. Pricing on financial letters ranges from 262.5 basis points to 337.5 basis points and pricing on standby fees range from 37.5 to 62.5 basis points.

Security under the U.S. facility represents an interest over all assets of the U.S. operating companies and a pledge of the U.S. operating entities equity.

In December 2010, the Company exercised a portion of the accordion feature available under its U.S. facility. Exercising a portion of the accordion feature increased available lending under the U.S. credit facility by $127,500 to $1,077,500 effective January 13, 2011. The accordion feature remaining on the U.S. facility declined by a similar amount.

On July 7, 2011, the Company entered into a second amendment to its U.S. facility.  Entering into the second amendment increased the total commitment to $1,377,500, from $1,250,000. Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has a $255,000 accordion feature.  Financial covenants remained principally unchanged, however the second amendment permits a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the Company borrow an amount no less than $150,000 and loan these borrowings to IESI.  In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times increases to 4.4 times should IESI receive monies from Company borrowings. The U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges are not more than $10,000 under than the hedging requirement at the 40% test and the test is performed quarterly.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Pricing declined on advances drawn under the U.S. facility by 75 basis points. Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances. Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points. Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels. Standby fees declined by 12.5 basis points and range from 25 to 50 basis points. All other significant terms remain unchanged.

At December 31, 2011, $800,500 (2010 – $761,000) was drawn on the U.S. facility. The Company’s U.S. facility makes available, net of letters of credit totaling $143,655 (2010 – $139,901), $178,345 at December 31, 2011 (2010 – $49,099). At December 31, 2011 $178,345 (2010 - $49,099) was immediately available for borrowing. The U.S. facility bears interest at either Bank of America’s prime rate or LIBOR plus an applicable margin.  Interest is payable quarterly in arrears and unused revolving credit facility commitments are subject to a standby fee. At December 31, 2011, the interest rate applicable to $795,000 (2010 – $610,000) of borrowings on the U.S. facility was LIBOR plus 225 basis points, or 2.52% (2010 – 3.27%), and the interest rate applicable to the balance of accommodations outstanding, $5,500 (2010 - $151,000), was Bank of America’s prime rate plus applicable margin, or 4.50% (2010 – 5.25%). At December 31, 2011, the Company’s standby fee was 0.375% (2010 – 0.50%).

As a condition of borrowing, the Company is required to have long-term debt, or have entered into interest rate swaps, on a fixed rate basis, for not less than 40% of total funded debt. Please refer to Note 23 for the list of interest rate swaps the Company has entered into in satisfaction of this requirement.

Canadian revolving credit facility

Effective July 2, 2010, in connection with the closing of the WSI acquisition, the Company entered into a Sixth Amended and Restated Credit Facility Agreement in Canada (the “Canadian facility”) on behalf of BFI Canada Inc. (“BFI”), a wholly owned subsidiary of the Company.  Monies available from the Canadian facility were used to repay WSI’s outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions. Entering into the Canadian facility increased the Company’s availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the “accordion feature”) from C$45,000 to C$125,000. All committed monies under the Canadian facility are revolving. In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies. Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times.  The funded debt to EBITDA ratio covenant expands to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn on the facility ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over Bankers’ Acceptances (“BA”) for borrowing on BAs. Pricing on financial letters ranges from 212.5 to 337.5 basis points and pricing for standby fees ranges from 55 to 85 basis points.  Pricing in non-financial letters of credit ranges from 141.5 to 225 basis points.

Security under the Canadian facility represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

Effective July 15, 2011, the Company entered into an Amending Agreement to its Canadian facility which resulted in a 62.5 basis points pricing decline for advances made under the facility. Pricing now ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over BAs for borrowings on BAs. Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points. Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while non-financial letters of credit decreased between 41.3 and 41.7 basis points and pricing ranges from 100 to 183.3 basis points. All other significant terms were unchanged.

At December 31, 2011, C$349,000 (2010   C$325,000) is drawn on the Canadian facility. The Company’s availability under this facility, net of letters of credit totaling C$55,481 (2010   C$53,355), amounts to C$120,519 at December 31, 2011 (2010 -C$146,645). At December 31, 2011, C$120,519 (2010 - C$146,645) was immediately available for borrowing under the Canadian facility.  At December 31, 2011, the Company’s standby fee was 0.50% (2010 – 0.65%) and Canadian facility advances were principally priced at the BA rate of 1.20%, plus a spread of 2.0% (2010 – 1.22%, plus a spread of 2.625%).

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Senior secured debenture, series B (“debenture”)

On June 25, 2004, BFI issued a C$58,000 senior secured, series B debenture, bearing interest at 7.015%. Interest on the series B debenture is payable quarterly in arrears, and payments commenced on September 26, 2004. The series B debenture is payable in full on June 26, 2014. The debenture is redeemable in whole or in part from time to time at a price equal to the greater of par and the net present value of all scheduled payments of interest and principal using a discount rate equivalent to the sum of the Government of Canada Yield plus a margin. The debenture is secured by a charge over all the personal and real property of BFI, Ridge (Chatham) Holdings G.P. Inc., and Ridge (Chatham) Holdings L.P. and the shares of BFI and its subsidiaries. The debenture ranks equally with the Company’s Canadian revolving credit facility.

On July 2, 2010, the Company entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”). The purpose of entering into the trust indenture was to permit the Company to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility. The amount drawn, maturity, pricing, security and significant terms and covenants were largely unchanged as a result of entering into the trust indenture.  Covenants were modified to reflect the financial condition and operations of the combined BFI and WSI companies in Canada and changes to the Canadian facility. The financial covenant modified in the Canadian facility section was similarly modified in the trust indenture. While pricing remained substantially unchanged, pricing was modified to allow for an additional charge should the Company’s credit quality deteriorate. Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

IRBs

On December 1, 2009, the Company entered into a 30-year agreement with Seneca County Industrial Development Agency, which permits the Company access to IRBs (“2009 Seneca IRB Facility”). The 2009 Seneca IRB Facility makes $90,000 available to the Company to fund a portion of its landfill construction and equipment expenditures at its Seneca Meadows landfill. The 2009 Seneca IRB Facility bears interest at a weekly floating interest rate that approximates the Securities Industry and Financial Markets Association Municipal Swap Index (“SIFMA Index”). Interest is payable monthly in arrears, commencing on February 1, 2010. At December 31, 2011, the daily interest rate applicable to the 2009 Seneca IRB Facility was 0.18% (2010 – 0.40%). The 2009 Seneca IRB Facility matures on December 1, 2039 and is guaranteed by IESI. At December 31, 2011, $5,000 (2010 - $5,000) was drawn under this facility and $452 (2010 - $434) was restricted (Note 8).

On March 1, 2007, the Company entered into a 15-year agreement with the Mission Economic Development Corporation, which permitted the Company access to IRBs (“TX IRB Facility”). The TX IRB Facility makes $24,000 available to the Company to fund a portion of its landfill construction activities, and equipment, vehicle, and container expenditures in its Texas operations. The TX IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on May 1, 2007. At December 31, 2011, the daily interest rate applicable to the TX IRB Facility was 0.16% (2010 – 0.41%). The TX IRB Facility matures on April 1, 2022 and is secured by a letter of credit equal to the amount drawn on the facility. At December 31, 2011 and 2010 this facility has been drawn in full.

On November 16, 2006, the Company entered into a 22-year agreement with the Pennsylvania Economic Development Financing Authority, which permitted the Company access to IRBs (“PA IRB Facility”).  The PA IRB Facility makes $35,000 available to the Company to fund a portion its landfill construction, equipment, vehicle, and container expenditures in its Pennsylvania operations.  The PA IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on December 1, 2006. At December 31, 2011, the daily interest rate applicable to the PA IRB Facility was 0.15% (2010 – 0.40%). The PA IRB Facility matures on November 1, 2028 and is secured by a letter of credit equal to the amount drawn on the facility. At December 31, 2011 and 2010 this facility was drawn in full.

On October 20, 2005, the Company entered into a 30-year agreement with the Seneca County Industrial Development Agency, which permits the Company access to IRBs (“2005 Seneca IRB Facility”). The 2005 Seneca IRB Facility makes $45,000 available to the Company to fund a portion of its Seneca Meadows landfill construction and equipment expenditures. The 2005 Seneca IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on November 1, 2005. Effective August 1, 2008, the Company remarketed its 2005 Seneca IRB Facility. The amended and restated 2005 Seneca IRB Facility, which originally bore interest at LIBOR less an applicable discount, bears interest at 6.625% for a term of 5 years. The 2005 Seneca IRB Facility matures on October 1, 2035 and is guaranteed by IESI. At December 31, 2011 and 2010 this facility was drawn in full.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Other

In connection with the WSI acquisition, the Company assumed a note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse. The note has an original issue date of June 29, 2007 and was originally issued for $10,500. The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014. The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas. The note is secured by the WCA assets acquired.

Consolidated long-term debt

The Company is subject to various restrictions included in its long-term debt financing agreements. At December 31, 2011 and 2010 the Company is in compliance with all restrictions included in these agreements.

Interest on long-term debt amounted to $62,086 (2010 - $48,786). Interest on long-term debt includes deferred financing cost amortization and write-offs and excludes capitalized interest.

Principal repayments required in each of the next five years ending December 31, and thereafter are as follows:

2012	$1,500
2013	1,500
2014	1,201,093
2015	—
2016	—
Thereafter	109,000
$1,313,093

17. Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs. The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and the changes to landfill closure and post-closure cost between periods.

December 31, 2011
Fair value of legally restricted assets	$9,200
Undiscounted closure and post-closure costs	$641,152
Credit adjusted risk free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2012	$9,468
2013	13,844
2014	14,847
2015	9,422
2016	8,785
Thereafter	584,786
$641,152

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2011	2010

Landfill closure and post-closure costs, beginning of the year	$98,239	$69,708
Provision for landfill closure and post-closure costs, during the year	13,008	9,508
Accretion of landfill closure and post-closure costs, during the year	5,071	3,827
Landfill closure and post-closure expenditures, during the year	(4,345)	(5,749)
Landfill closure and post-closure costs acquired, during the year	—	18,083
Revisions to estimated cash flows, during the year	(9,803)	1,725
Foreign currency translation adjustment, during the year	(668)	1,137
	101,502	98,239
Less current portion of landfill closure and post-closure costs	9,468	8,229
Landfill closure and post-closure costs, end of year	$92,034	$90,010

The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill.  The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly. At December 31, 2011, funded landfill post-closure costs, representing the fair value of legally restricted assets, totals $9,200 (2010 - $8,949). At December 31, 2011, $9,115 (2010 - $8,852) was deposited into the social utility trust with the balance, $85 (2010 - $97) remaining unfunded and included in accounts payable.

18. Shareholders’ Equity

Shareholders’ equity

The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company agreed to purchase 1,000 of its common shares from the underwriters in the secondary offering, at the same public offering price of $23.50 per share for a total cost of $23,500. The common shares were cancelled and no longer remain outstanding.

Effective August 19, 2011, the Company received approval to commence a normal course issuer bid (“NCIB”) to purchase up to 4,000 of the Company’s common shares.  On December 29, 2011, the Company received approval to increase the number of common shares repurchased under the NCIB to 7,500. Daily purchases are limited to a maximum of 47.833 shares on the TSX. Once a week, the Company is permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.  For the period August 19, 2011 through December 31, 2011, 2,622 common shares were purchased and cancelled at a total cost of $55,826.  As of March 2, 2012, an additional 830 common shares have been purchased and settled.

In connection with the acquisition of WSI, the Company issued 27,971 common shares to WSI’s shareholders on July 2, 2010 representing total net consideration of $551,552.  Under the terms of the Agreement and Plan of Merger (“Agreement”), the Company issued 0.5833 of its common shares for each WSI common share issued and outstanding on the date of close.

In accordance with the Agreement, the Company assumed WSI’s stock option plans on closing.  Accordingly, the Company obligated itself to issue a maximum of 505 common shares as a result of its assumption of WSI’s stock option plans. The options have grant dates ranging from October 26, 2005 to March 16, 2009 which expire between October 26, 2010 and March 16, 2016. The exercise prices for these options range from $7.42 to $18.93.

For the year ended December 31, 2011, 141 stock options (2010 – 305) have been exercised for total consideration of $2,385 (2010 - $4,261). As of March 2, 2012, an additional 11 stock options have been exercised.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In addition, the Company assumed WSI’s unexercised and outstanding warrants to issue 194 common shares at an exercise price of $13.89 per share. These warrants were held by a former executive officer of the Company, who is also a former director, and by certain members of his immediate family. The warrants had an issue date of September 7, 2001 and expired on September 7, 2011, the tenth anniversary from their issuance.

At December 31, 2011, 729 (2010 – 509) common shares were held by the U.S. LTIP plan rabbi trust.

Special Shares

On October 1, 2008, the Company issued 11,137 special shares to IESI for the benefit of IESI participating preferred shareholders. Special shareholders were entitled to one vote in matters of the Company for each special share held. The special shares carried no right to receive dividends or to receive the remaining property or assets of the Company upon dissolution or wind-up. The number of special shares outstanding was equivalent to the exchange rights granted to holders of the participating preferred shares. Participating preferred shareholders had the right to exchange one PPS for one common share of the Company. For each PPS exchanged the same number of special shares was automatically cancelled. On December 31, 2010, all special shares were cancelled and special shareholders held no voting interest in the Company.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2011 and 2010, no preferred shares are issued. Each series of preferred shares issued shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to their issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Details of common, restricted and special shares for the year ended December 31, 2011 are as follows:

	December 31
	2011	2010

Common shares
Common shares issued and outstanding, beginning of the year	121,707	82,337
Restricted common shares issued and outstanding, beginning of year	(277)	(225)
Common shares issued, during the year	—	27,971
Common shares issued on exercise of options, during the year	141	305
Common shares issued on exercise of warrants, during the year	67	—
Common shares issued on exchange of PPSs, during the year	—	11,094
Repurchase of common shares, during the year	(3,622)	—
Restricted common shares purchased, during the year	(185)	(52)
Restricted common shares vested, during the year	210	—
Common shares issued and outstanding, end of year	118,041	121,430

Restricted common shares
Restricted common shares issued and outstanding, beginning of year	277	225
Restricted common shares purchased, during the year	185	52
Restricted common shares vested, during the year	(210)	—
Restricted common shares issued and outstanding, end of year	252	277

Special shares
Special shares issued and outstanding, beginning of year	—	11,094
Special shares exchanged, during the year	—	(11,094)
Special shares issued and outstanding, end of year	—	—

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities. Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of tax and settlements.

		Derivatives
		designated
		as cash flow
	Foreign	hedges, net	Accumulated
	currency	of income	other
	translation	tax and	comprehen-
	adjustment	settlements	sive loss
December 31, 2011
Balance, beginning of year	$(47,474)	$2,832	$(44,642)
Change, during the year	(12,520)	(4,589)	(17,109)
Balance, end of year	$(59,994)	$(1,757)	$(61,751)

December 31, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the year	34,065	2,003	36,068
Balance, end of year	$(47,474)	$2,832	$(44,642)

Net (loss) income per share

The following table presents net (loss) income and net (loss) income attributable to common shareholders and reconciles the weighted average number of shares outstanding at December 31, 2011 and 2010 for the purpose of computing basic and diluted net (loss) income per share.

	December 31
	2011	2010

Net (loss) income	$(196,136)	$82,169
Net (loss) income attributable to common shareholders	$(196,136)	$74,105

Weighted average number of shares, basic	120,683	96,451
Dilutive effect of PPS equivalents(a)	—	11,028
Weighted average number of shares, diluted	120,683	107,479

Net (loss) income per weighted average share, basic	$(1.63)	$0.77
Net (loss) income per weighted average share, diluted	$(1.63)	$0.76
Issued and outstanding share based options (thousands)	2,505	2,646

Note:

(a)PPSs issued by IESI were exchangeable for common shares of the Company on a one for one hundred basis. “PPS equivalents” refers to the number of common shares issuable by the Company upon each PPS exchange. Effective December 31, 2010, all PPS equivalents were exchanged for common shares of the Company.

Share based options are anti-dilutive to the calculation of net (loss) income per share and have been excluded from the calculation.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Non-controlling interest

On the closing of the IESI acquisition, IESI issued 22,266 PPSs which effectively represented a direct non-controlling interest in the Company. The non-controlling interest was entitled to dividends that were economically equivalent to dividends declared and paid by the Company to its shareholders. PPSs were recorded at their exchange amount, which was measured at the weighted average trading price of the Company’s issued equity at the date of issuance. The weighted average trading price represented the average price of the Company’s issued equity calculated for a reasonable period before and after the IESI acquisition terms were agreed to and announced. Exchanges of PPSs into shares of the Company were recorded at the carrying value of the PPSs at issuance net of net income or loss and dividends attributable to PPSs to the date of exchange.  Effective January 1, 2009, the carrying value of non-controlling interest also included their share of other comprehensive income or loss. Pursuant to certain mandatory PPS exchange provisions, all remaining outstanding PPS equivalents were exchanged for 11,094 common shares of the Company on December 31, 2010.

	December 31
	2011	2010

PPSs issued and outstanding, beginning of year	—	11,094
PPSs exchanged for common shares, during the year	—	(11,094)
PPSs issued and outstanding, end of year	—	—

Warrants

	December 31, 2011		December 31, 2010
	Number of	Weighted	Number of	Weighted
	common	average	common	average
	shares	exercise	shares	exercise
	issuable	price	issuable	price

Outstanding, beginning of year	194	$13.89	—	$—
Assumed on acquisition, during the year	—	—	194	13.89
Exercised, during the year	(194)	(13.89)	—	—
Expired, during the year	—	—	—	—
Outstanding, end of year	—	$—	194	$13.89

As of December 31, 2011, all warrants have been exercised. The warrants were exercised in a cashless conversion and resulted in the Company issuing 67 of its’ common shares.

19. Changes in Non-Cash Working Capital Items

The following table outlines changes in non-cash working capital items:

	December 31
	2011	2010

Accounts receivable	$1,314	$(44,646)
Prepaid expenses	(4,230)	520
Accounts payable	9,568	9,341
Accrued charges	(24,813)	6,834
Income taxes payable	(3,732)	9,835
Deferred revenues	(2,733)	3,378
Effect of foreign currency translation adjustments and other non-cash changes	(4,038)	126
	$(28,664)	$(14,612)

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

20. Share Based Compensation

Share based options

Share based options (“options”) are granted to certain directors, officers or management employees at the discretion of the Company’s Board of Directors, or its designate. Options, in the absence of any other determination, are exercisable equally on their first, second, third and fourth anniversary dates and expire on the 10th anniversary of the grant date. The Company has reserved 4,000 shares for issuance under the option plan. The exercise date of options may be accelerated at the discretion of the Board of Directors, or its designate. Options are not transferable or assignable.

On November 11, 2010, the Board of Directors issued 200 share based options, all of which have stock appreciation rights, to one executive of the Company. The options are exercisable equally on the following vesting dates: November 11, 2010 and May 27, 2011. The options have an exercise price of $22.62 and a grant date market value of $22.41. On termination of employment without cause, death or disability, the options become immediately exercisable. Unexercised options expire on November 10, 2020.

At December 31, 2011 the weighted average grant date market value of the options outstanding is $20.68 (C$22.74) (2010 -$20.68 (C$22.74)) .

	2011		2010
		Weighted
		average		Weighted
	Number of	exercise	Number of	average
	options	price	options	exercise price

Outstanding, beginning of year	2,646	$21.23	2,246	$21.66
Granted, during the year	—	$—	200	$22.62
Assumed on acquisition, during the year	—	$—	505	$14.33
Exercised, during the year	(141)	$(16.02)	(305)	$(13.87)
Forfeited, during the year	—	$—	—	$—
Expired, during the year	—	$—	—	$—
Outstanding, end of year	2,505	$23.28	2,646	$21.23

As of December 31, 2011, 2,505 (2010 – 2,188) options outstanding are exercisable.

The Company uses the Black-Scholes-Merton option pricing model which requires the input of several variables. These variables include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price. Changes in these variables can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the statement of operations and comprehensive income or loss. In calculating the fair value of the options at December 31, 2011, the following weighted average assumptions were used:

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	2011	2010

Grant date - February 14, 2006
Dividend yield	2.5%	2.1%
Expected volatility	20.9%	22.8%
Risk free interest rate	0.9%	1.2%
Expected remaining life, stated in years	1.7	0.9
Fair value, per option (in Canadian dollars)	$0.19	$0.61

Grant date - August 25, 2008
Dividend yield	2.5%	2.1%
Expected volatility	23.1%	43.1%
Risk free interest rate	0.9%	1.6%
Expected remaining life, stated in years	2.2	3.2
Fair value, per option (in Canadian dollars)	$2.26	$8.21

Grant date - January 9, 2009
Dividend yield	2.5%	2.1%
Expected volatility	22.3%	39.9%
Risk free interest rate	1.0%	1.7%
Expected remaining life, stated in years	2.5	3.5
Fair value, per option (in Canadian dollars)	$2.30	$8.00

Grant date - November 11, 2010
Dividend yield	2.5%	2.1%
Expected volatility	38.3%	34.9%
Risk free interest rate	1.2%	2.0%
Expected remaining life, stated in years	4.0	5.0
Fair value, per option (in Canadian dollars)	$4.20	$7.15

Compensation expense or recovery resulting from fair value changes in share based options are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss. For the year ended December 31, 2011 share based compensation (recovery) expense amounted to ($6,808) (2010 – $8,336). In addition, as of December 31, 2011, unrecognized compensation costs for share based compensation totaled $nil (2010 - $1,084). At December 31, 2011, $3,757 (2010 - $10,697) is accrued. The weighted average remaining contractual life of the options is 5.8 years. In determining the expected life of the options, management considered the age of the recipients and duration between the vesting date and date of expiration. These options represent the Company’s first, second, third and fourth option grants. Accordingly, the Company has no historical information with regards to the behaviour of its option recipients. Expected volatility was calculated using changes in monthly share prices for a period commensurate with the remaining term to expected vesting.

Restricted shares

On July 2, 2010, the Company issued 52 restricted shares at a weighted average cost of $23.92 per share, to certain executive management.  In conjunction with the restricted share issuance, the Company purchased 52 common shares for total cash consideration of $1,241. All 52 restricted shares issued have a vesting date of June 30, 2012.

On September 12, 2011, the Company issued 185 restricted shares at a weighted average cost of $22.84 per share to certain executive management. In conjunction with the restricted share issuance, the Company purchased 185 common shares for total cash consideration of $4,226. The restricted shares issued have vesting dates as follows: 50 restricted shares on May 31, 2012, 30 restricted shares on December 15, 2012, 30 restricted shares on December 15, 2013, 25 restricted shares on May 31, 2014 and 50 restricted shares on May 31, 2015.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Restricted shares are issued as an incentive for certain executive management (“employees” or “executive management”) in respect of their employment with the Company and to align the interests of executive management with the interests of the Company’s shareholders.  Restricted shares are purchased by the Company in the open market and are held in trust for the employees’ benefit. Restricted shares vest when the employee has satisfied the requisite service period. Executive management forfeits their right to restricted shares upon termination for cause or resignation without good reason. Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death or disability. Dividends received by the trustee, on restricted shares held for the benefit of executive management, are paid to the employee. The employee’s interest in restricted shares cannot be assigned or transferred.

The following table outlines various details pertaining to restricted shares.

	December 31
	2011	2010

Outstanding, beginning of year	277	225
Granted, during the year	185	52
Vested, during the year	(210)	—
Forfeited, during the year	—	—
Expired, during the year	—	—
Outstanding, end of year	252	277
Weighted average remaining life	1.49	0.36

Restricted share expense is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  For the year ended December 31, 2011 restricted share expense amounted to $2,107 (2010 - $1,977). If employees satisfy the requisite service period requirement, the Company will record the compensation expense in the following years:

2012	$1,855
2013	688
2014	359
2015	117
$3,019

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Long-term incentive plan

Effective January 1, 2003, the Company entered into a trust (the “Trust”) agreement to establish a long-term incentive plan on behalf of certain Canadian employees, officers and directors. The purpose of the Trust is to receive monies from the Company and its subsidiaries on behalf of certain Canadian employees, officers and directors to purchase shares of the Company in the open market and to hold the shares acquired for the benefit of its participants. Shares remain registered in the name of the Company, the Trustee, or its nominee(s), until the shares are redeemed, sold or distributed to the participant for whom they are held. Dividends received by the Trust are distributed to the participants in proportion to their pro rata entitlement. The Company’s maximum exposure to loss is limited to its obligation to fund the administration of the Trust and its indemnity to the Company and its officers, directors, employees, agents or shareholders for various items including, but not limited to, all costs to settle suits or actions due to association with the Trust, subject to certain restrictions. The risk of fluctuations in the price of the Company’s shares is borne by the participants.  In February 2006, the Company amended and restated its long-term incentive plan and established a long-term incentive plan on behalf of certain U.S. employees, officers and directors of IESI and its subsidiaries. With the exception of changes to the vesting period, the terms of the long-term incentive plan remained principally unchanged. Shares acquired by the Trust in respect of fiscal year ended December 31, 2004 for the benefit of its participants have vested. Shares acquired by the Trust in respect of fiscal year ended December 31, 2005, and thereafter, will vest as follows: one third on the day such shares are allocated to the participant, one third on December 31 of the year such shares are allocated to the participant, and the balance on December 31 of the subsequent year. Shares that are forfeited by participants to the long-term incentive plan are allocated to the remaining participants in accordance with their proportional entitlement to all of the shares held by the Trust and the Trust will abstain from voting on all matters related to the Company. The purpose and terms of the U.S. long-term incentive plan are consistent with those outlined for the Company’s amended and restated Canadian plan. In 2011, contributions to the long-term incentive plan are calculated at 1.45% (2010 – 1.45%) of operating income before restructuring costs, goodwill impairment, amortization and gain or loss on sale of capital and landfill assets, adjusted for certain non-recurring or non-operating items. Included in selling, general and administration expenses are $6,159 (2010 - $7,032) of accrued amounts payable to the Trust on behalf of certain Canadian and U.S. employees, officers and directors at December 31, 2011.

21. Commitments and Contingencies

The Company leases buildings and equipment under various operating leases.  Payments for the next five years ending December 31 and thereafter are as follows:

2012	$12,301
2013	10,858
2014	8,197
2015	7,170
2016	6,019
Thereafter	13,722
$58,267

The Company is the successor to a license agreement to use the trade name “BFI” and the related logo which is subject to certain restrictions. The agreement was amended on February 22, 2002, whereby a one-time payment of $1,279 (C$2,000) was made on April 25, 2002 in full satisfaction of all royalty obligations under the license agreement payable through June 1, 2015 (the initial 15-year term). The Company has two additional 10 year extension options. The first and second 10 year extension options bear per annum costs of $590 (C$600) and $1,475 (C$1,500), respectively.

The Company enters into various commitments in the normal course of business. At December 31, 2011, the Company has issued letters of credit amounting to $198,208 (2010 - $193,546) and performance bonds totaling $295,524 (2010 - $352,331). Letters of credit are made available to the Company through its long-term debt facilities and are included in the security offered by the Company to its lenders.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

On the acquisition of IESI, the Company assumed various obligations which requires the payment of additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes. The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $6,800. Amounts are accrued monthly, and paid from time to time in accordance with underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied. Monthly accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount. The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable. Landfill permits acquired on the acquisition of IESI were recorded at their fair values. Accordingly, all contingent amounts paid, and all future contingent payments, in respect of the receipt of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

The Company has a disposal contract that requires it to meet specific disposal volume targets which expires on March 31, 2012. The volume requirements are measured based on an annual average. In the event the Company does not meet the required volume targets, the Company is required to make additional payments on the disposal volume shortfall. At December 31, 2011, the Company expects to meet its disposal volume target and accordingly no accrual has been made.

The Company has an accrued environmental liability of $14,950 (2010 - $14,280) recorded in landfill closure and post-closure costs on the balance sheet, related principally to an inactive landfill (hereinafter referred to as “Tantalo”), which the Company assumed as part of the IESI acquisition. The Tantalo environmental liability consists of remediation and 30 years of post-closure monitoring totaling $15,102 (2010 - $15,920).  The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007. Tantalo is a 26 acre landfill that stopped accepting waste in 1976 and has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which has been found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act. Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater. A remediation program has been developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process.  In addition, IESI purchased a “Cleanup Cost Cap Insurance Policy,” with a ten-year policy period, which provides $25,000 of coverage in excess of the remediation portion of the liability.

The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates. However, management believes that its experience provides a reasonable basis for estimating its liability. As additional information becomes available, estimates are adjusted as applicable. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material. The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

The Company is subject to certain lawsuits and other claims arising in the ordinary course of business. The outcome of these matters is subject to resolution.  Based on management’s evaluation and analysis of these matters, the amounts of potential losses are accrued and management believes that any amount above the amounts accrued will not be material to the financial statements.

Purchase agreements

In April 2007, WSI acquired a company that owns a permit to construct a construction and demolition waste transfer station on land owned by it in Bradenton, Florida. An additional payment of $2,500 is due to the sellers upon the transfer of the company or the property to any non-affiliate of WSI or upon obtaining all necessary permits to operate the transfer station.

WSI entered into an agreement to purchase an adjacent parcel of land to its SLD landfill for total consideration of approximately $7,300. Deposits to date total $1,150. All deposits will be credited to total purchase consideration paid on closing. Deposits made by the Company are not refundable should the purchase not close.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

22. Related Party Transactions

Related party agreements

The Company leases office space that is owned by one of its directors.  The lease commenced in 2004 and has a lease term expiring in September 2014. The cost of the lease approximates C$320 annually. The Company has sublet this lease which covers a portion of the annual lease cost.

The father-in-law of a former Company Executive was employed by WSI until his retirement in October 2008.  As partial consideration for his retirement he received C$400 in 2010 and will receive an additional C$100 in each year thereafter until his death.

Investment in equity accounted investee

The Company’s fifty percent ownership interest in its equity investee is with a related party. The remaining fifty percent is owned by two trusts.  The brother of the Company’s Vice Chairman and Chief Executive Officer as at December 31, 2011 serves as a trustee for both trusts and the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts. The Company exercises joint control over its equity investment through its fifty percent ownership interest. The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company and the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board. Certain matters are beyond the control of the investee’s board and reside with its shareholders. These matters are related to certain financing, board composition, the sharing of profits and material business changes.

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company. In turn, the Company bills its customers for this service which is measured at the exchange amount. Transactions between the Company and its investee only reflect the Company’s share of the transaction. The Company incurred $295 (2010 - $270) of charges for the year ended December 31, 2011 from its equity investee which are recorded to operating expenses. A total of $4 (December 31, 2010 -$22) is included in accounts payable at December 31, 2011 for amounts owing to the Company’s equity investee.

On December 6, 2010, in exchange for cash, the Company received an unsecured promissory note from its equity accounted investee for C$750. The promissory note is repayable on demand with no fixed term to maturity. Interest on the note accrues at a rate equal to the greater of 5.5%, or the rate which is equal to bank prime plus 2.0% calculated annually, not in advance and payable on maturity. The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions. For the year ended December 31, 2011 interest income of $41 (2010 - $nil) was recorded to interest expense.

Other related party transactions

A company owned by an officer of a BFI subsidiary provides transportation services to the Company. Total charges of $2,419 (2010 - $1,835) were incurred for the year ended December 31, 2011 and are recorded to operating expenses. Amounts included in accounts payable at December 31, 2011 total $35 (December 31, 2010 - $18).

All related party transactions are recorded at the exchange amounts.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

23. Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts. Amounts are recorded as other assets or other liabilities on the Company’s balance sheet.

	December 31,	December 31,
	2011	2010
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$220	$—
Long-term - commodity swaps	$—	$548
Current - foreign currency exchange agreements	$289	$—
Long-term - foreign currency exchange agreements	$69	$—
Long-term - interest rate swaps	$5	$—

Derivatives designated in a hedging relationship
Current - commodity swaps	$1,463	$1,928
Long-term - commodity swaps	$575	$1,325
Long-term - interest rate swaps	$—	$2,891

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$1,492	$6,091
Long-term - interest rate swaps	$—	$1,391

Derivatives designated in a hedging relationship
Current - interest rate swaps	$1,993	$—
Long-term - interest rate swaps	$2,106	$—

The following table outlines the hierarchical measurement categories for various financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2011:

	December 31, 2011
	Quoted
	prices in
	active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$14,143	$—	$—	$14,143
Funded landfill post-closure costs	$9,200	$—	$—	$9,200
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$2,038	$2,038
Other assets - commodity swaps	$—	$—	$220	$220
Other assets - interest rate swaps	$—	$5	$—	$5
Other assets - foreign currency exchange agreements	$—	$358	$—	$358
Other liabilities - interest rate swaps (designated in a hedging relationship)	$—	$(4,099)	$—	$(4,099)
Other liabilities - interest rate swaps	$—	$(1,492)	$—	$(1,492)
	$23,343	$(5,228)	$2,258	$20,373

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2010
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$13,406	$—	$—	$13,406
Funded landfill post-closure costs	$8,949	$—	$—	$8,949
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$3,253	$3,253
Other assets - commodity swaps	$—	$—	$548	$548
Other assets - interest rate swaps (designated in a hedging relationship)	$—	$2,891	$—	$2,891
Other liabilities - interest rate swaps	$—	$(7,482)	$—	$(7,482)
	$22,355	$(4,591)	$3,801	$21,565

The following table outlines the change in fair value for recurring Level 3 fair value measurements for the periods ended December 31, 2011 and 2010:

	December 31
	2011	2010

Balance, beginning of year	$3,801	$2,344
Realized gains included in the statement of operations, during the year	1,242	113
Unrealized losses included in the statement of operations, during the year	(324)	(122)
Unrealized (losses) gains included in accumulated other comprehensive loss, during the year	(1,215)	1,550
Settlements	(1,242)	(113)
Foreign currency translation adjustment	(4)	29
Balance, end of year	$2,258	$3,801

Fair value

Funded landfill post-closure costs are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes at each financial statement date using similar quotes from another financial institution. In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and the Company uses all of this information to derive its fair value estimates. The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively. The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from the financial institution that the Company entered the agreement with. The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium. The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following tables outline changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the year ended December 31, 2011 and 2010.

	December 31
	2011	2010

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive (loss) income, interest rate swaps	$(2,478)	$1,272
Other comprehensive (loss) income, commodity swaps	(3,312)	939
Total other comprehensive (loss) income, net of income tax	$(5,790)	$2,211

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Gains or losses are reclassified to operating expenses as diesel fuel is consumed. The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $1,463 (December 31, 2010 - $1,928). The timing of actual amounts reclassified to net income is dependent on the movement in diesel fuel prices in the future. The Company measures and records any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with the Company’s obligation to pay interest on its U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is $1,993 (December 31, 2010 - $1,145). However, the actual amount reclassified to net income is dependent on the movement of interest rates in the future.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility, some of which has been designated for hedge accounting. In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations. Finally, the Company has entered into foreign currency exchange agreements to mitigate against foreign currency fluctuations on dividends paid by BFI to WSI LLC, a U.S. holding company. WSI LLC has partial ownership in BFI.

The Company’s corporate treasury function is responsible for arranging and approving all agreements. Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated. The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and where applicable changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is represented by the fair value of interest rate and commodity swaps and foreign currency exchange agreements recorded in other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements. The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has entered into the following commodity and interest rate swaps and foreign currency exchange agreements as outlined in the tables below:

U.S. fuel hedges

	Notional
	amount
	(gallons per	Diesel rate
	month	paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
May 2011	165,000	$3.03	NYMEX Heating Oil Index	January 2012	May 2012
May 2011	330,000	$3.01	NYMEX Heating Oil Index	June 2012	December 2012

Canadian fuel hedges

	Notional
	amount (litres	Diesel rate
	per month	paid
	expressed in	(expressed in
Date entered	litres)	C$)	Diesel rate received variable	Effective date	Expiration date

September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	625,000	$0.77	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	950,000	$0.78	NYMEX Heating Oil Index	July 2012	December 2012

Interest rate swaps

		Fixed interest	Variable
		rate (plus	interest
	Notional	applicable	rate
Date entered	amount	margin)	received	Effective date	Expiration date

September 2007	$35,000	4.89%	0.37%	October 2007	October 2012
March 2009	$10,000	1.72%	0.41%	March 2009	January 2012
October 2010	$160,000	1.07%	0.27%	November 2010	July 2014
March 2011	$60,000	1.61%	0.27%	April 2011	July 2014
June 2011	$30,000	1.13%	0.27%	July 2011	July 2014
October 2011	$45,000	*	*	October 2011	April 2013

Note:

(*) This interest rate swap agreement is based on LIBOR with an interest rate cap of 3.0%.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Foreign currency exchange agreements

		Foreign
	U.S. dollars	currency
Date entered	purchased	exchange rate	Effective date

January 2011	$4,200	0.9999	January 2012
November 2011	$4,100	1.0008	April 2012
November 2011	$4,100	1.0025	July 2012
November 2011	$4,000	1.0042	October 2012
November 2011	$4,000	1.0057	January 2013

The contractual maturities of the Company’s derivatives are as follows:

	December 31, 2011
	Payments due
		Less than 1
	Total	year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$6,929	$3,467	$3,462	$—	$—
Commodity swaps	$346	$189	$157	$—	$—
Foreign currency exchange agreements	$20,400	$16,400	$4,000	$—	$—

Unrealized amounts recorded to net gain on financial instruments for the year ended December 31, 2011 are as follows:

	December 31
	2011	2010

Net (gain) loss on financial instruments
Funded landfill post-closure costs	$(89)	$(29)
Interest rate swaps	(4,851)	(5,586)
Fuel hedges	324	122
Foreign currency exchange agreements	(368)	—
	$(4,984)	$(5,493)

Estimated fair value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges approximates fair value due to the relatively short-term maturities of these instruments. Funded landfill post-closure costs and derivative financial instruments are recorded on the balance sheet at fair value.

At December 31, 2011, the estimated fair value of the direct finance lease receivables applying an interest rate consistent with the credit quality of the instrument is $1,030 (2010 - $1,511), compared to the carrying amount of $790 (2010 - $1,278).

At December 31, 2011, the debenture’s estimated fair value is approximately $86,900 (2010 - $74,800) compared to the carrying amount of $57,030 (2010 - $58,315).

At December 31, 2011, the estimated fair value of the 2005 Seneca IRB Facility is approximately $45,300 (2010 - $44,800) compared to the carrying amount of $45,000 (2010 - $45,000).

At December 31, 2011, the estimated fair value of long-term debt bearing interest at variable rates approximates its carrying amount. The Company believes that renegotiation of its variable rate long-term debt would result in equivalent pricing than it currently enjoys. However, because the Company’s variable rate facilities are non-amortizing and the Company’s credit spreads have remained principally unchanged, the current carrying amount of the Company’s variable rate long-term debt approximates its fair value.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In accordance with FASB’s guidance on intangibles – goodwill and other, goodwill with a carrying amount of $412,244 was written down to its implied fair value of $51,687 which resulted in the Company recognizing an impairment loss of $360,557. The impairment loss has been recorded to the statement of operations and comprehensive income or loss for the year ended December 31, 2011. Measuring the fair value of goodwill includes the use of significant unobservable inputs, Level 3 in the fair value hierarchy.  A description of the significant inputs and valuation techniques applied, including a reconciliation of the beginning and ending balance of goodwill, can be found in Note 10.

Fair value methods and assumptions

Financial assets and liabilities recorded at fair value, as and where applicable, and included in other assets and other liabilities on the Company’s balance sheets include: funded landfill post-closure costs, and interest rate and commodity swaps.  Deposits made to the social utility trust, and recorded as funded landfill post-closure costs on the balance sheet, are invested by the social utility trust trustee.  Statements of invested amounts are supplied to the Company by the social utility trust trustee and are prepared from quoted market prices for the underlying investments. The fair value of interest rate and commodity swaps are determined by management with the assistance of third parties.

24. Income Taxes

The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company’s pre-tax income and income tax expense or recovery recorded in the statement of operations and comprehensive income or loss.

	December 31
	2011	2010

(Loss) income before income taxes	$(146,292)	$137,945
Income tax (recovery) loss at the combined basic rate	(55,354)	49,720
Large corporation and state tax	2,523	2,104
Withholding tax on foreign dividends	2,105	91
Tax on other non-deductible expenses	1,306	814
Net revisions to certain tax bases and tax rates	433	2,321
Goodwill impairment	99,109	—
Other	(374)	608
Income tax expense	$49,748	$55,658

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2011	2010

Deferred income tax assets
Unutilized tax loss carryforwards	$75,995	$112,217
Deferred financing costs and offering expenses	2,973	5,362
Foreign tax credits available for carryforward	14,567	14,567
Accounting provisions not currently deductible for tax	51,453	50,074
Other	768	937
Valuation allowance	(18,267)	(18,267)
	127,489	164,890

Deferred income tax liabilities
Carrying value of capital assets in excess of tax value	55,717	65,474
Carrying value of intangibles and landfill assets in excess of tax value	142,446	172,373
Carrying value of deferred financing costs in excess of tax value	—	7,155
Other	5,560	5,553
	203,723	250,555
Net deferred income tax liabilities	$76,234	$85,665

Net deferred income tax liabilities, totaling $76,234 (2010 - $85,665), is comprised of net deferred income tax liabilities in Canada amounting to $42,348 (2010 $50,460) and net deferred income tax liabilities in the U.S. amounting to $33,886 (2010 - $35,205).

The components of domestic and foreign (loss) income before income taxes and domestic and foreign income taxes are as follows:

	2011	2010
(Loss) income before income taxes and net loss from equity accounted investee
Canada	$127,991	$74,343
U.S.	(274,283)	63,602
	$(146,292)	$137,945
Current income tax expense
Canada	$43,669	$32,825
U.S.	3,764	3,423
	47,433	36,248
Deferred income tax expense (recovery)
Canada	(7,489)	(7,239)
U.S.	9,804	26,649
	2,315	19,410
Total income tax expense	$49,748	$55,658

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense. The Company has no material uncertain tax positions. Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at December 31, 2011 and 2010.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions. Tax years open to audit range from 2000 to 2011 in Canada and from 1997 to 2011 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Subsidiaries of the Company have unutilized tax losses amounting to $187,520 (2010 - $250,542) which expire 2012 to 2028. The realization of the deferred income tax assets, net of a $3,250 (2010 - $3,250) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $70,414 (2010 - $108,967), is dependent on the Company generating taxable income in future years in which those temporary differences become deductible.  Based on management’s estimate of the Company’s projected future taxable income and its tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry.  Changes to the Company’s ownership structure could limit the Company’s use of unutilized tax losses as imposed by Section 382 of the U.S. Internal Revenue Code.

As of December 31, 2011, a subsidiary of the Company has foreign tax credit carryforwards which expire in 2018 and 2019 that result in a deferred income tax asset totaling $14,567 (2010 - $14,567). As the Company does not expect to generate foreign source income in the future, it has provided a full valuation allowance against the foreign tax credits available for carryforward.

On the Company’s acquisition of IESI, IESI issued a $160,000 intercompany note payable (“U.S. note”). Effective August 28, 2007, the U.S. note was cancelled. For the purposes of determining taxable income, IESI has taken the position that the U.S. note and its related interest was commercially reasonable and has deducted the interest paid thereon on this basis. Management has taken steps to ensure that the U.S. note was commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. note as debt or the amount of interest expense deducted, which could increase IESI’s taxable income and accordingly its U.S. federal income tax liability. Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management’s position would be sustained upon examination by the relevant tax authority.

25. Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast. The business segments are vertically integrated and include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each business segment’s performance. Corporate costs include certain executive costs, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales and other administrative support function costs. Corporate costs also include transaction and related costs and fair value changes for stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 3).  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31
	2011	2010
Revenues
Canada	$757,594	$584,141
U.S. south	723,315	502,308
U.S. northeast	359,187	343,316
Corporate	—	—
	$1,840,096	$1,429,765

Revenues less operating and selling, general and administration expenses
Canada	$280,408	$216,974
U.S. south	211,429	142,265
U.S. northeast	89,542	97,444
Corporate	(53,950)	(59,756)
	$527,429	$396,927

Amortization
Canada	$100,516	$79,325
U.S. south	99,126	67,555
U.S. northeast	54,041	58,799
Corporate	3,383	1,987
	$257,066	$207,666

Restructuring expenses	$1,609	$5,180
Goodwill impairment	$360,557	$—
Net gain on sale of capital assets	$(3,412)	$(414)

Operating (loss) income	$(88,391)	$184,495

	December 31, 2011
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$372,596	$350,126	$51,687	$—	$774,409
Capital assets	$296,397	$364,396	$105,034	$10,231	$776,058
Landfill assets	$221,660	$397,293	$339,839	$—	$958,792
Total Assets	$1,145,143	$1,301,687	$587,931	$42,843	$3,077,604

	December 31, 2010
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$378,884	$297,077	$405,907	$—	$1,081,868
Capital assets	$306,744	$339,629	$102,040	$9,874	$758,287
Landfill assets	$236,855	$396,450	$342,386	$—	$975,691
Total Assets	$1,195,747	$1,208,450	$954,029	$32,261	$3,390,487

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011 and 2010 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

26. Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee. The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities. Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement. Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties. The maximum amount of any potential future payment cannot be reasonably estimated. These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2012 and 2021.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries. The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills. Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances. Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties. The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations. As of December 31, 2011, the Company has not been required to compensate any homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000. The term and potential reimbursement varies with the matter indemnified.

DIRECTORS

James J. Forese

Non-Executive Chairman

Keith A. Carrigan

Director

Michael G. DeGroote

Director

Michael H. DeGroote

Director

Daniel M. Dickinson(3)

Director

John T. Dillon

Director

Douglas W. Knight(1)

Director

Daniel R. Milliard(2)

Director

Joseph D. Quarin

Vice Chairman

1              Chair of the Audit Committee

2              Chair of the Governance and Nominating Committee

3              Chair of the Compensation Committee

EXECUTIVE MANAGEMENT

Joseph D. Quarin

Vice Chairman and Chief Executive Officer

William P. Hulligan

President and Chief Operating Officer

Thomas J. Cowee

Vice President and Chief Financial Officer

CORPORATE MANAGEMENT

Thomas L. Brown

Senior Vice President and

Chief Operating Officer, U.S.

Dan Pio

Vice President and

Chief Operating Officer, Canada

Izzie Abrams

Vice President, Business Development and

Government Relations, Canada

Kenneth M. Baylor

Vice President, Human Resources and

Organizational Development

Henry B. Blanton

Vice President, Sales, U.S.

Ivan Cairns

Vice President and General Counsel

Robert Chee

Vice President, Tax, U.S.

William Chyfetz

Vice President, Associate General Counsel and

Secretary

Chaya M. Cooperberg

Vice President, Investor Relations and

Corporate Communications

Thomas S. Fowler

Senior Vice President,

General Counsel, U.S.

Howard M. Goldby

Vice President, Environmental Management

and Technology Group

William P. M. Herman

Vice President and

Chief Accounting Officer

Tom Miller

Vice President,

Mergers and Acquisitions, U.S.

Stephen T. Moody

Vice President and

Corporate Controller, U.S.

Ronald L. Neese

Vice President, Information Systems

Geoff Rathbone

Vice President, Resource Recovery

Scott Richards

Vice President, Internal Audit

Colin Wittke

Vice President, Sales and Marketing

REGIONAL MANAGEMENT

Edward L. Apuzzi

Vice President, Northeast Region, U.S.

John C. Gustafson, Jr.

Vice President, Texas Region, U.S.

Yves Normandin

Vice President, Quebec Region, Canada

Joseph Rajotte

Vice President, Western Canada Region

Phillip L. Smith

Vice President, South Central Region, U.S.

CORPORATE INFORMATION

Head Office

Progressive Waste Solutions 400

Applewood Crescent, 2nd Floor

Vaughan, Ontario L4K 0C3

Phone: 905.532.7510

Fax: 905.532.7580

Website: www.progressivewaste.com

Investor Relations

For further information about

Progressive Waste Solutions or to be placed on

the mailing list for news

releases, please contact:

Investor Relations

Phone: 905.532.7510

Email:

investorrelations@progressivewaste.com

Auditors

Deloitte & Touche LLP,

Toronto, Ontario

Stock Exchange Listing

New York Stock Exchange

Toronto Stock Exchange

Trading Symbol: BIN

Transfer Agent and Registrar

Computershare Trust

Company of Canada

100 University Avenue

Toronto, Ontario M5J 2Y1

Annual General Meeting of Shareholders

Tuesday, May 8, 2012 at 2:00 PM ET

Toronto Board of Trade

1 First Canadian Place

Toronto, Ontario M5X 1C1

progressivewaste.com